Exhibit 99.2

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annual report and accounts
2003

contents	Our vision is to develop genuine

leadership in formulation science.

We have, and will continue to build,

a portfolio of businesses that are

leaders within their respective

industries, bringing together

outstanding knowledge of customer

needs with leading edge technology

platforms – in materials technology,

molecular science and bioscience.

We create products that provide

superior performance – the vital

ingredients for our customers.

03	financial highlights

04	selected financial data

07	statement by the chairman
and the chief executive

09	description of business

18	operating and financial review

30	board of directors

32	executive management team

33	corporate governance

37	directors’ report

38	remuneration report

49	directors’ responsibilities

50	independent auditor’s report

51	contents to the accounts

52	accounting policies

54	group profit and loss account

54	statement of group total
recognised gains and losses

56	balance sheets

57	statement of group cash flow

57	reconciliation of movements
in shareholders’ funds

58	notes relating to the accounts

112	principal subsidiary undertakings

113	trading market for ordinary shares

114	shareholder information

121	definitions

123	index

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sales by market sector
food 24%
personal & home care 16%
diverse industrial products 16%
paper & packaging 20%
electronics 11%
construction 13%

sales £1,866m
trading profit † £199m
net operating assets £1,317m
employees 9,670
NATIONAL STARCH

National Starch has an immense product
range. It markets to sectors as diverse as food,
healthcare, personal care and construction.
Four divisions are grouped around adhesives,
specialty starches, specialty synthetic polymers
and electronic and engineering materials.
Headquarters in the USA, with manufacturing
and customer service centres in 37 countries.

sales by market sector food 60% personal & home care 40% sales £691m trading profit † £45m net operating assets £437m employees 4,590	QUEST

Quest creates and markets flavours, food
ingredients and fragrances for the fast moving
consumer goods industries – including foods,
snacks, beverages, personal care,
fine fragrance and home hygiene products.
Headquarters in the Netherlands and the UK, with
operations in 36 countries.

sales by market sector diverse industrial products 65% personal & home care 28% food, agriculture, paper & packaging 7% sales £669m trading profit † £8m net operating assets £431m employees 2,950	PERFORMANCE SPECIALTIES

Performance Specialties concentrates on
products which deliver specific effects that
influence how customers’ products feel or
perform. The business helps to make everyday
products – from shampoos and refrigerators, to
cars and babies’ diapers –
work better. Headquarters in the Netherlands,
with manufacturing in 12 countries.

sales by market sector decorative & architectural 91% paper & packaging 9% sales £2,163m trading profit † £203m net operating assets £835m employees 15,610	ICI PAINTS

ICI Paints has some of the world’s top paint
and decorative product brands. It aims to
inspire consumers to transform their
surroundings with performance products and
colour, and it makes products to prepare and
care for all building materials, as well as can
and packaging coatings. Headquarters in the UK,
with manufacturing in 26 countries.

† "Trading profit" is defined as operating profit before exceptional items and goodwill amortisation.
1

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Forward-looking statements
This Annual Report and Accounts contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning:

•	the Group’s strategy and its ability to achieve it;

•	the benefits of the restructuring programmes in the Group’s businesses;

•	the Group’s net debt;

•	the Group’s credit rating;

•	expectations regarding sales, operating profit and growth;

•	plans for the launch of new products and services;

•	the impact of regulatory initiatives on operations and costs;

•	the Group’s possible or assumed future results of operations;

•	capital expenditure and investment plans;

•	adequacy of capital;

•	financing plans; and

•	statements preceded by, followed by, or that include the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”,“aim”, “seek” or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report and Accounts may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report and Accounts,

This report is the Annual Report and Accounts of the Company for the year ended 31 December 2003. It comprises the Annual Report and Accounts of the Company in accordance with United Kingdom requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the United States Securities and Exchange Commission. Unless specifically otherwise indicated, this report has been prepared as at 11 February 2004, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2003 is filed with the SEC, certain information contained in this report may be updated or supplemented.

A summary report for the year, the Annual Review for 2003, is produced as a separate document and is issued to shareholders unless they have elected to receive the full Annual Report and Accounts. The Annual Review includes a statement from the Chairman and Chief Executive, a summary review of activities, a Summary Remuneration Report and Summary Financial Statement.

including, without limitation, changes in the Group’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	the impact of competitive products and pricing;

•	changes in the price of raw materials;

•	the occurrence of major operational problems;

•	the loss of major customers;

•	limitations imposed by the Group’s indebtedness and leverage;

•	a credit rating downgrade by the rating agencies;

•	contingent liabilities, including those arising in connection with recently disposed businesses;

•	risks associated with the Group’s international operations;

•	risks of litigation; and

•	other factors described in the Company’s filings with the Securities and Exchange Commission.

You should read “Risk Factors’’ on pages 116 to 118 for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

The Notice convening the Company’s Annual General Meeting in 2004 is on pages 4 to 6 of the Chairman’s letter to shareholders dated 9 March 2004.

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

A list of definitions appears at the end of this Report.

Words within single quotation marks, the letters ICI, the Roundel Device, The Vital Ingredient, the Face Logo, Dulux, Cuprinol, Glidden, Hammerite, National Starch, Quest, Uniqema, Alco, Bondmaster, Ablestik, Acheson, Emerson & Cuming, Permabond, Purbond, Tra-con, Elotex and Vinamul are all trademarks of the ICI Group of companies.

Beyond Paradise, Still Jennifer Lopez, Glow, Narcisco Rodriguez are non-ICI trademarks.

2	ICI ANNUAL REPORT AND ACCOUNTS 2003

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financial highlights
	2003		2002		Change
	£m		£m		%

Financial results

Turnover

International Businesses (National Starch, Quest, Performance Specialties and Paints)	5,389		5,543		– 3

Regional and Industrial (including Inter-class eliminations)	460		582		– 21

Total	5,849		6,125		– 5

Trading profit*

International Businesses	455		543		– 16

Regional and Industrial	(25)		(10)

Total	430		533		– 19

Profit before exceptional items, taxation and goodwill amortisation	341		400		– 15

Net profit attributable to shareholders	20		179		– 89

Earnings and dividends

Earnings per £1 Ordinary Share†

Before exceptional items and goodwill amortisation	18.5	p	23.7	p	– 22

Total earnings	1.7	p	16.1	p	– 89

Dividend per £1 Ordinary Share	6.25	p	7.5	p	– 17

Cash flow	£m		£m		%

Net cash inflow from operating activities	539		623		– 13

Capital expenditure and financial investment	138		184		– 25

Net debt	1,326		1,667		– 20

Return on average net assets – Total Group	15%		17%

– International Businesses	18%		20%

Turnover – Continuing
operations
(note 1, page 6)
£ millions

Group sales were £5,849m, 5% lower than 2002, largely as a consequence of the 2002 divestment of the Synetix business in Performance Specialties, adverse exchange rate movements, and lower sales for Regional and Industrial.

Trading profit* for the Group was £430m, 19% below 2002, and 16% lower for the International Businesses (National Starch, Quest, Performance Specialties and Paints). On a comparable basis, the International Businesses were 10% lower, with Paints 10% ahead but National Starch, Quest and Performance Specialties all below last year.

Group profit before tax was £341m, 15% below 2002, and earnings per share at 18.5p were 22% lower, both measured before exceptional items and goodwill amortisation.

Group profit before tax
before exceptional items
and goodwill amortisation
£ millions

Net profit after exceptional items and goodwill amortisation was £20m, including £201m of exceptional charges related to the Group’s 2003 restructuring programme; 2002 net profit of £179m had no exceptional operating charges.

Return on average net assets for the Group was 15%, 2% lower than 2002 as a consequence of the lower trading profit.

Dividends declared at 6.25p per Ordinary Share.

Net debt reduced by £341m to £1,326m at the end of 2003 as a result of good cash generation and favourable exchange rate movements.

Group earnings per share†
before exceptional	Total earnings
items and goodwill amortisation (total Group)
Pence per £1	Pence per £1
Ordinary Share	Ordinary Share

*	ICI defines “trading profit” as operating profit before exceptional items and goodwill amortisation.

References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Reconciliations between “comparable” and “as reported” performance measures for the International Businesses are provided on pages 27 and 28. All references to the Group’s performance are “as reported”.

†	Earnings per £1 Ordinary Share are quoted on an undiluted basis.

ICI ANNUAL REPORT AND ACCOUNTS 2003	3

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selected financial data

		2003		2002		2001	•	2000		1999
	notes	£m		£m		£m		£m		£m

Summary of Group profit and loss accounts

Turnover

Continuing operations

International Businessesø		5,389		5,543		5,645		5,570		5,512

Regional and Industrial		460		582		780		845		667

		5,849		6,125		6,425		6,415		6,179

Discontinued operations	1	–		–		–		1,333		2,270

Total		5,849		6,125		6,425		7,748		8,449

Operating profit before exceptional items and goodwill amortisation	2

Continuing operations		430		533		573		617		534

Discontinued operations		–		–		–		(5)		72

		430		533		573		612		606

Operating profit before exceptional items	2

Continuing operations

International Businessesø		419	*	506	*	532	*	565	*	538	*

Regional and Industrial		(25)		(10)		4		17		(39)

		394		496		536		582		499

Discontinued operations		–		–		–		(5)		72

Total		394	*	496	*	536	*	577	*	571	*

Exceptional items charged to operating profit		(200)		–		(143)		–		(98)

Operating profit after exceptional items	2	194		496		393		577		473

Share of operating profits less losses of associates before exceptional items		2		18		57		100		61

Share of exceptional items of associates		–		–		(9)		–		–

Fundamental re-organisation costs		–		–		–		(14)		(74)

Profits less losses on sale or closure of operations		32		50		7		(515)		368

Profits less losses on disposal of fixed assets		5		3		8		11		20

Amounts written off investments		(57)		(99)		–		–		–

Net interest payable	3

Group†		(92)		(123)		(162)		(186	)†	(316	)†

Associates		1		(28)		(67)		(60)		(29)

Total		(91)		(151)		(229)		(246)		(345)

Profit before taxation		85		317		227		(87)		503

Taxation	3	(41)		(111)		(97)		(96)		(165)

Attributable to minorities		(24)		(27)		(28)		(24)		(7)

Net profit (loss) for the financial year		20		179		102		(207)		331

Continuing operations	4	23		166		113		267		137

Discontinued operations	1,3	(3)		13		(11)		(474)		194

Total		20		179		102		(207)		331

Profit before taxation, exceptional items and goodwill amortisation		341		400		401		450		376

Earnings per £1 Ordinary Share before goodwill amortisation
and exceptional items	5	18.5	p	23.7	p	29.8	p	32.7	p	28.7	p

Earnings per £1 Ordinary Share	5

Basic earnings (loss) per £1 Ordinary Share

Continuing operations		2.0	p	14.9	p	13.0	p	30.7	p	15.8	p

Discontinued operations	1,3	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p	22.3	p

Total basic earnings (loss) per £1 Ordinary Share		1.7	p	16.1	p	11.7	p	(23.8	)p	38.1	p

Diluted earnings (loss) per £1 Ordinary Share

Continuing operations		2.0	p	14.8	p	13.0	p	30.7	p	15.7	p

Discontinued operations	1	(0.3	)p	1.2	p	(1.3	)p	(54.5	)p	22.3	p

Total diluted earnings (loss) per £1 Ordinary Share		1.7	p	16.0	p	11.7	p	(23.8	)p	38.0	p

Dividends per £1 Ordinary Share		6.25	p	7.5	p	13.3	p	26.6	p	26.6	p

*	After amortisation of goodwill £36m (2002 £37m, 2001 £37m, 2000 £35m, 1999 £35m).
†	Includes exceptional interest of £16m income in 2000 and £54m expense in 1999.
ø	International Businesses comprise National Starch, Quest, Performance Specialties and Paints.
As restated – see note 1 to the financial statements. Note 1 to the financial statements outlines the restatements that have been made relating to UITF 38 Accounting for ESOP Trusts for the years 2002 and 2001. The 2000 and 1999 years have also been restated. Shareholders’ funds at 31 December 2000 decreased by £54m and at 31 December 1999 decreased by £54m. There was no change in net profit for either year.

4	ICI ANNUAL REPORT AND ACCOUNTS 2003

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	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Summary of Group balance sheets

Fixed assets

Intangible assets – goodwill	532	574	613	609	626

Tangible assets	1,794	1,961	2,186	2,398	2,474

Investments in participating and other interests	57	33	344	273	238

Current assets	2,825	2,898	3,126	3,725	3,545

Total assets	5,208	5,466	6,269	7,005	6,883

Creditors due within one year	(2,226)	(2,418)	(3,601)	(3,508)	(2,906)

Total assets less current liabilities	2,982	3,048	2,668	3,497	3,977

Creditors due after more than one year	1,371	1,395	1,754	2,294	2,323

Provisions for liabilities and charges	1,092	1,121	1,257	1,447	1,456

Minority interests	69	69	51	59	50

Shareholders’ funds – equity	450	463	(394)	(303)	148

	2,982	3,048	2,668	3,497	3,977

Net debt	1,326	1,667	2,917	2,799	2,347

Summary of statements of Group cash flows

Net cash inflow from operating activities	539	623	637	586	582

Dividends received from equity accounted associates	–	–	–	5	4

Net cash outflow from returns on investments and servicing of finance	(96)	(185)	(207)	(230)	(307)

Taxation	(37)	(35)	(58)	(104)	(65)

Capital expenditure and financial investment	(138)	(184)	(206)	(226)	(356)

Acquisitions and disposals	84	236	(92)	(138)	2,028

Equity dividends paid	(86)	(106)	(185)	(231)	(232)

Cash inflow (outflow) before use of liquid resources and financing	266	349	(111)	(338)	1,654

Management of liquid resources	(194)	(13)	253	(12)	215

Financing	(84)	(344)	(77)	336	(1,909)

Increase (decrease) in cash	(12)	(8)	65	(14)	(40)

As restated – see note 1 to the financial statements

The financial data on pages 4 to 6 has been selected from the financial statements of the ICI Group for the last five years or, where certain items are not shown in those annual audited financial statements, has been prepared for the purposes of this report. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and notes relating to the accounts included elsewhere in this report. The data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and the basis of presentation of financial information (described in note 1 to the Group financial statements).

Amounts above are stated in accordance with generally accepted accounting principles in the UK (UK GAAP). Refer to note 41 of the Group financial statements for a discussion of the main differences between UK GAAP and generally accepted accounting principles in the US (US GAAP).

ICI ANNUAL REPORT AND ACCOUNTS 2003	5

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selected financial data

Notes:

1	Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 to the Group financial statements, together with a list of these operations sold or terminated in 2001 or before. Discontinued operations for 2000 and 1999 comprised the Polyurethanes business, the Tioxide business, selected petrochemicals businesses (Olefines and Aromatics), the Acrylics business, the Fluoropolymers business, Chlor-Chemicals, Klea and Crosfield businesses, Methanol businesses and the Group’s 50% equity shareholding in Phillips-Imperial Petroleum Ltd.

2	Operating profit

Operating profit consists of turnover, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group profit and loss account.

3	Net interest payable and taxation

Net interest payable and taxation has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

4	Exceptional items – Continuing operations

Exceptional items relating to “Continuing operations” included in the Group profit and loss account were as follows:

	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Continuing operations

Exceptional items before taxation	(211)	(56)	(155)	28	(11)

Taxation on exceptional items	52	1	48	(4)	58

Exceptional items attributable to minorities	(1)	(6)	(2)	–	3

Exceptional net profit (loss)	(160)	(61)	(109)	24	50

As restated – see note 1 to the financial statements.

Note 3 to the Group financial statements gives details of exceptional items before taxation from 2001 to 2003.

Exceptional items disclosed separately in the UK GAAP Group profit and loss account would be incorporated in individual line items under US GAAP.

5	Earnings per £1 Ordinary Share – pence

	2003	2002	2001	2000	1999
Average Ordinary Shares	million	million	million	million	million

Weighted average Ordinary Shares in issue during the year	1,191	1,123	876	876	876

Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(7)	(7)	(8)

Basic weighted average Ordinary Shares in issue during the year	1,182	1,114	869	869	868

Dilutive effect of share options	–	2	–	–	2

Diluted weighted average Ordinary Shares	1,182	1,116	869	869	870

Basic earnings per £1 Ordinary Share (after exceptional items) and diluted earnings per £1 Ordinary Share (after exceptional items) for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see table on page 4) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

Basic earnings per £1 Ordinary Share
Net profit (loss) for the financial year	£m	20		179		102		(207)		331

Basic weighted average Ordinary Shares in issue	million	1,182		1,114		869		869		868

Basic earnings (loss) per £1 Ordinary Share	pence	1.7	p	16.1	p	11.7	p	(23.8	)p	38.1	p

Earnings per £1 Ordinary Share before goodwill amortisation and exceptional items

Net profit (loss) for the financial year	£m	20		179		102		(207)		331

Add: Goodwill amortisation		36		37		37		35		35

Exceptional items		163		48		120		456		(117)

Net profit before exceptional items and goodwill amortisation		219		264		259		284		249

Basic weighted average Ordinary Shares in issue	million	1,182		1,114		869		869		868

Basic earnings per £1 Ordinary Share before goodwill amortisation
and exceptional items	pence	18.5	p	23.7	p	29.8	p	32.7	p	28.7	p

As restated – see note 1 to the financial statements

Earnings per share before exceptional items and goodwill amortisation have been calculated, since these charges can have a distorting effect on the trend of underlying earnings.

6	ICI ANNUAL REPORT AND ACCOUNTS 2003

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statement by the chairman and the chief executive

At the beginning of 2003, when we looked ahead we believed it would be another challenging year for business. Certainly markets in quarter one were difficult, and in ICI we also faced particular business issues. Now, at the beginning of 2004, we believe we have made progress on a number of fronts. We also are cautiously optimistic of an upturn in the business climate but wary of predicting its timing.

2003 Performance
2003 has been challenging indeed, and while we experienced success in some areas, the results for the year overall were less than satisfactory. We are determined to change that. Trading conditions in 2003 were generally tough, and we take no comfort from knowing that peer companies were also finding it difficult to make much progress.

Although demand for our products grew in China and other large Asian markets, it was generally weak elsewhere in the world. Sales and profits during quarter one were particularly affected by a combination of sharp increases in raw material and energy costs, which especially hit National Starch, and lower sales by Quest’s European food business, mainly as a result of business lost following the customer service problem in 2002. It became plain that quarter one profits would fall well below expectations, prompting the ICI Board to issue a trading statement in March 2003. National Starch raised prices, which has since helped partially to offset the sharp cost increases. In Quest we have seen no obvious sign of a further significant erosion of business in its European foods unit during 2003, although equally, no obvious improvement in sales.

However, in quarter one it was also clear that far-reaching changes were needed. Beginning within the senior management team, the Board appointed a new Chief Executive in April and also named Charles Knott, formerly National Starch’s Chief Operating Officer, to lead Quest. David Hamill joined the Board from Royal Philips Electronics in December as the new Chairman and Chief Executive of ICI Paints. Fulfilling the succession plan the Company had announced in June, Lord Trotman retired as ICI Chairman on 31 December 2003.

We also decided on a course of action to improve ICI’s performance, starting with measures to reduce costs and rebuild margins in order to deliver long term income growth. These included a worldwide restructuring programme aimed to achieve more than £100 million of benefit to the profit and loss account in 2005. This included planned productivity upgrades in ICI Paints, which we brought forward, and a series of operating efficiency improvements in the specialty chemicals businesses.

Thanks to the determined efforts of our people and the tentative economic upturn in the USA in the third and fourth quarters, performance improved after the first quarter. Nevertheless, only the Paints business achieved profit growth for the full year, and Group profit before tax, exceptional items and goodwill amortisation for the year, at £341 million, was 15% below last year, underlining the need for change.

The price of restructuring has been high for both employees and shareholders. And we cannot ignore the possibility that other tough decisions may yet be necessary. But significant uncertainties that faced the Group 12 months ago have been resolved, or at least quantified. The triennial review of the ICI UK Pension Fund – by far the Group’s largest – was completed. We also completed a refinancing agreement with Ineos Chlor and completed the sale of ICI’s remaining interests in Huntsman International Holdings. ICI’s debt, which stood at £2.9 billion at the end of 2001, has been reduced to

£1.3 billion following the rights issue and the Synetix and Huntsman International divestments, and as a consequence of strong cash generation. It is time to look forward.

Renewed performance
With our third quarter results, we offered shareholders an updated strategy for profitable growth and set out new financial targets. Our objective is to become the genuine leader in formulation science. We aim to achieve this by combining our outstanding knowledge of customer needs with our leading edge technology platforms to develop products that provide improved performance for customers and consumers. We have, and will continue to build, a portfolio of businesses which are leaders in their respective industries. We do not believe, at this time, that shareholders’ best interests would be served by a major divestment. This doesn’t mean never, and we will continue to consider small bolt-off divestments. But it does mean that shareholder value needs to be delivered in the near-term by achieving substantial performance improvement throughout today’s ICI. We must continue to strive for ever-increasing levels of effectiveness, not rely on favourable market conditions to drive profit growth.

We will concentrate on growth regions and markets in order to maximise shareholder value creation. Our review of the Group’s businesses and the opportunities available to them showed we must strengthen our capabilities in crucial areas, improve the allocation of our resources to ensure we invest in markets with the greatest potential for profitable growth, and drive cost and capital effectiveness harder than ever.

It is essential to be competitive on cost, but not enough. Of course we must be efficient in managing procurement, manufacturing and distribution. But we must also improve our marketing, pricing and customer relationship skills in order to maximise shareholder value.

Continuous innovation is essential to create commercially successful products. Our customers will buy elsewhere unless we command their loyalty with innovative, superior or unique formulations that create competitive advantage for their goods.

Our specific financial targets for the next four years, announced with our strategic plan, are:

•	to achieve average comparable sales growth at or better than real growth in gross domestic product;

•	to improve trading margins before exceptional items and goodwill amortisation steadily by an average of 0.5% each year; and

•	to improve after tax returns on capital employed by an average of 1% each year.

Successful delivery of these targets should lead to average annual earnings per share growth before exceptional items and goodwill amortisation of more than 10%.

Talented, committed people
Inspired product renewal and refreshment is the key to our future growth, and it will require all our research and development, manufacturing expertise, consumer insight and process understanding to achieve our objectives. Innovations result from relentless effort by everyone, every day, from the laboratory to the production line to the support staff. There is great talent within ICI and our challenge is to make sure that ICI is a place where people feel proud to work and a business which is totally committed to success, never rationalising failure, but always striving to perform.

ICI ANNUAL REPORT AND ACCOUNTS 2003	7

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statement by the chairman and the chief executive continued

Some might think our task is a daunting one but we know first hand the quality, dedication and stamina of ICI’s staff and do not doubt their commitment to deliver success. Behind the disappointing numbers, there were significant successes during 2003, such as growth in Asia, a number of successful product launches in Paints, growing sales for National’s nutritional modified starches, and key wins in fine fragrances, among others. The teams that faced tough times with determination and resolve deserve congratulations as much as those who achieved sales growth in Asia.

We remain committed to the highest standard of corporate governance, financial control and reporting. Our responsibilities as Chairman and Chief Executive of ICI are principally to the owners, employees and customers who have put their trust in us. We thank them for their support and hope to report substantial progress next year.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

Lord Trotman
Alex Trotman, who retired as Chairman in December, served ICI with distinction during a tumultuous period. Lord Trotman joined ICI’s Board as a Non-Executive Director in 1997 as ICI completed the acquisition of the Speciality Chemicals businesses from Unilever. He became Chairman at the start of 2002 and led the campaign to reduce ICI’s debt, strengthen its balance sheet and ensure continued adherence to good corporate governance. His experience, wisdom and integrity have been invaluable to his colleagues on the Board, and to the entire ICI Group.

8	ICI ANNUAL REPORT AND ACCOUNTS 2003

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description of business

General
ICI is one of the world’s major specialty products and paints businesses with products and ingredients developed for a wide range of consumer and industrial markets.

The specialty products and paints businesses, referred to as the International Businesses, comprise National Starch, Quest, Performance Specialties and Paints. These businesses serve diverse consumer and industrial markets through some 80 strategic business units, comprising around 180 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

Group strategy
ICI’s over-riding vision is to develop genuine leadership in formulation science. ICI has, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to provide a distinctive competitive advantage for ICI’s customers.

Following a recent strategic review, ICI believes that there are significant opportunities for creating and capturing additional value. ICI plans to achieve this by ensuring that the right level and type of resource is allocated to each business unit according to its potential for profitable growth, while making substantial improvements in cost and capital effectiveness, and aligning its organisational model to facilitate effective execution of its strategy.

Group financial objectives
ICI’s financial objectives derive from a combination of top-down goals and a biannual strategic planning process. These strategic financial objectives then form the basis for all financial targets.

At the Group level, management is focused on achieving the following goals over the medium term. While demanding, management believes they should be achievable.

Sales growth
Average sales (turnover) growth at, or better than, the growth in real GDP over the four-year period 2004 to 2007. This target is expressed on a comparable basis, excluding exchange rate translation impacts and the effects of acquisitions and divestments. This compares with average growth from 1998 to 2002 of 0.9% below GDP.

Trading margin expansion
An increase in Group trading profit margins, before exceptional items and goodwill amortisation, by an average of 0.5% per annum over the next four years. This compares with an average improvement in margins from 1998 to 2002 of 0.4% per annum.

Return on capital employed
In addition, reflecting the importance of improving capital effectiveness in enhancing economic profit, ICI also intends to improve after tax return on capital employed (ROCE) by an average of 1% per annum, to close to 10% in 2007. From 1998 to 2002, ROCE was in the range of 7% to 8%.

Earnings per share
If delivered, the combination of these targets should result in, on average, double-digit growth in earnings per share, before exceptional items and goodwill amortisation, each year from 2004 until 2007.

ICI believes that its balance sheet provides sufficient scope to invest in the capabilities needed for driving profitable growth. In particular, ICI has consistently invested in marketing appropriation for ICI Paints, and research and development across the other International Businesses.

Cash flow
Finally, ICI is committed to improving cash flow. Its target will be to generate positive cash flow before acquisitions on a sustainable basis from 2005 onwards.

ICI’s historic performance for the areas discussed above is presented in the table below, and the definitions upon which these targets are based are included on page 122 of this report.

Group financial history

	2003	2002	2001	2000	1999	1998

Sales growth (%)*	2	2	(1)	4	2	n/a

Trading margin (%)	7.4	8.7	8.9	7.9	7.2	7.0

ROCE (%)	5.8	7.0	7.2	7.8	7.1	7.4

Earnings per share (p)†	18.5	23.7	29.8	32.7	28.7	26.1

Cash flow before
acquisitions (£m)	276	366	(43)	(330)	1,666	437

*	comparable basis
†	before exceptional items and goodwill amortisation

Recent history
In July 1997, ICI took a major step to reposition its business towards the higher added value sector of the industry with the acquisition of the companies and businesses comprising the Speciality Chemicals businesses of Unilever PLC and Unilever N.V. for a cash consideration of $8bn (£4.8bn). This acquisition was consistent with its strategy to shift its business profile towards products that meet specific customer needs and to areas where leading positions in profitable growth markets can be won through the application of its technology and skills.

Consistent with the Group’s strategy, ICI has divested nearly all of its industrial chemicals portfolio, including its Polyester, Fertilisers, Tioxide, Petrochemicals, Chlor-Chemicals and Klea businesses. Since July 1997, ICI has divested more than 50 businesses with proceeds from the sale of assets and businesses in excess of £7.3bn. In addition, it has continued to reposition its business towards higher added-value sectors of the industry through a number of acquisitions within the international specialty and paints businesses.

In 2002 ICI sold its catalyst business, Synetix and in 2003 completed the sale of its interests in Huntsman International Holdings LLC. Also in 2003 ICI participated in a refinancing agreement for Ineos Chlor, a company to which it had previously sold its Chlor-Chemicals business. As a consequence of the refinancing, which was completed on 31 December 2003, a claim by Ineos Chlor on ICI was withdrawn and a number of major long-term supply contracts were novated from members of the ICI Group to Ineos Chlor.

ICI believes that it has now essentially completed the transformation of the Group. However, the Group will continue to look for opportunities to grow its business both organically and through small, strategic bolt-on acquisitions, thereby strengthening its portfolio.

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description of business

Geographic focus
ICI’s headquarters is in the UK, where it also has several significant manufacturing sites. Outside the UK, operations are conducted by locally managed subsidiary companies staffed almost entirely by nationals of the country concerned. Eighty-six per cent of the employees of ICI’s businesses are located outside the UK.

The following table shows the turnover and profit before taxation, exceptional items and goodwill amortisation for the Group’s businesses located in each geographic area for the three years ended 31 December 2003.

	Turnover			Profit before exceptional items, taxation and goodwill amortisation

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK	684	852	1,054

Sales overseas	456	516	503

	1,140	1,368	1,557	60	87	71

Continental Europe	1,541	1,559	1,533	87	96	142

USA	2,005	2,202	2,276	76	131	168

Other Americas	664	656	748	44	45	36

Asia Pacific	1,381	1,277	1,263	155	168	150

Other countries	64	54	53	8	6	6

	6,795	7,116	7,430	430	533	573

Inter-area eliminations	(946)	(991)	(1,005)

Total	5,849	6,125	6,425	430	533	573

Associates

Share of operating profits less losses				2	18	57

Interest receivable (payable)				1	(28)	(67)

Group net interest payable				(92)	(123)	(162)

Total	5,849	6,125	6,425	341	400	401

Business segments
The following table shows turnover and profit before taxation, exceptional items and goodwill amortisation for the Group’s classes of business for the three years ended 31 December 2003 (see Operating and financial review for more information).

	Turnover			Profit before exceptional items, taxation and goodwill amortisation

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	1,866	1,841	1,853	199	224	218

Quest	691	716	727	45	82	107

Performance Specialties	669	804	832	8	49	68

Paints	2,163	2,182	2,233	203	188	176

Regional and Industrial	481	615	821	(25)	(10)	4

Inter-class eliminations	(21)	(33)	(41)

Total	5,849	6,125	6,425	430	533	573

Associates

Share of operating profits less losses				2	18	57

Interest receivable (payable)				1	(28)	(67)

Group net interest payable				(92)	(123)	(162)

Total	5,849	6,125	6,425	341	400	401

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Continuing operations
ICI’s businesses comprise National Starch, Quest, Performance Specialties and ICI Paints, which are referred to as the International businesses, and a number of smaller Regional and Industrial businesses.

National Starch
National Starch, which accounted for 32% of the Group’s sales in 2003, is a global leader in industrial adhesives and specialty food starches. In addition, the business has strong positions in electronic materials, specialty polymers and specialty starches, and has niche businesses in personal care and healthcare ingredients. It provides specialty ingredients for attractive, relatively non-cyclical markets. The Group believes that National Starch’s position in these markets has been achieved through its unique polymer technology and application understanding, both natural and synthetic, and a high degree of technical support for its customers. Within the overall Group strategy, National Starch’s strategy is to:

•	continue to build on these strengths in areas where it sees good growth opportunities, such as electronic materials, personal care, and Asia Pacific,

•	innovate and introduce new products to all of its customers, and

•	focus in its more mature businesses on improved cost efficiency.

National Starch produces thousands of technically advanced products and operates an international network of 152 manufacturing and customer service centres, located in 37 countries on six continents.

National Starch’s world and American headquarters is in Bridgewater, New Jersey, USA. Its European headquarters is in High Wycombe, UK and its Asia Pacific operations headquarters is in Singapore.

Major manufacturing facilities are located in the USA, Canada, the UK, Germany, Netherlands, Japan, Thailand, Korea, China and Brazil, with other manufacturing facilities located in 21 other countries around the world.

At the end of 2002, National Starch acquired the ‘Hi Maize’ resistant starch business of Penford Corporation to increase its focus on applications in human nutrition. In 2003, National’s Specialty Starch division commissioned new starch drum-drying facilities in Thailand to expand its ability to service its growing Asian customer base.

The adhesives business entered into a joint venture called Purbond AG with Collano AG of Switzerland. The new business will produce engineered wood adhesives for structural applications ranging from home construction to large commercial structures.

Also during 2003 National Starch sold its Permabond cyanoacrylate and anaerobic adhesive product lines and its ‘Plasticoat’ cheese-coating business.

National Starch comprises four distinct business groupings:

•	Adhesives (41% of National Starch sales in 2003),

•	Specialty Starches (26% of National Starch sales in 2003),

•	Specialty Synthetic Polymers (20% of National Starch sales in 2003), and

•	Electronic and Engineering Materials (EEM) (13% of National Starch sales in 2003).

Adhesives
National Starch is one of the largest producers of industrial adhesives in the world. It manufactures a broad range of adhesive types, including adhesives based on both natural and synthetic polymers, water-borne, hot melts, 100% solids, reactive adhesives and pressure sensitive adhesives.

The division’s products are used in packaging for sealing cases and cartons and fixing labels to bottles and cans. There are a number of paper converting applications such as laminating, bag making, tissue, paper tube winding and box manufacturing. Converting adhesives are also used in bookbinding, envelopes, magazines, and remoistenable stamps. Adhesives are also critical components in the construction of disposable nappies/diapers, personal sanitary products and disposable hospital supplies.

National Starch’s high performance curing adhesives are used to laminate plastic films, metal foils and paper for numerous flexible packaging applications. Pressure sensitive adhesives are used to manufacture self-adhesive tapes, labels, decals, and transdermal drug delivery patches.

National Starch’s adhesives and primers are used in the assembly of sports shoes. The Bondmaster business unit supplies adhesives for assembly operations in the woodworking, construction, recreational vehicle and transportation industries.

For the corrugating industry, specialty carrier starches provide bond strength for adhering board to corrugating medium and contribute to increased production and reduced waste. They improve the overall quality and water resistance of meat, fruit, vegetable and shipping cases. Specialty synthetic polymer products add increased water resistance for demanding applications.

In 2003, the adhesives division introduced a number of new products including: two transdermal grade acrylic-solution pressure-sensitive adhesives (‘Duro-Tak’ 87-201A and 87-900A), which give formulators new transdermal drug-delivery options and exceptional wear properties; ‘Cool-Lok’ 34-207B low-temperature hot melt adhesive, which enables high-speed sealing of cases and cartons that are stored in freezers; and ‘Bondmaster’ H130 A sealant for bonding the moulded glass on automobile headlights to untreated polypropylene or polyamide.

Specialty Starches
National Starch’s food starches are an important part of many everyday foods. They enhance texture and appearance and provide effects which enable end-consumer products to withstand the rigours of ultra-high temperature (UHT) processing, microwave cooking, freeze/thaw cycles and extended storage.

In the specialty food ingredients area, the Starch division produces products which are used for fruit preparations, meals and canned foods, binders for meat and fish products and pet foods and a range of coating agents to control texture, crispiness and appearance in battered foods. Products for the dairy market are used to improve the quality and stability of a range of dairy foods. Ingredients for cereals and snacks influence the expansion, texture and eating quality of a variety of baked, fried and extruded foods. National Starch’s stabilisers and thickeners are used to control the viscosity, stability, mouth-feel and texture of a wide variety of sauces and salad dressings. In the bakery market, the division’s ingredients are used to control the moisture retention, texture and structure of baked doughs and their fillings. Encapsulation products encapsulate flavours and fragrances, stabilise flavour emulsions and are used in starches that improve mouth-feel properties in beverage systems.

Products in the pharmaceutical and nutrition areas include specialty starches for use as carriers, binders and disintegrants in tablets and capsules, thickeners for liquid dosage medicines, pharmaceutical grade dusting powders for surgical gloves and specialty ingredients for the nutrition industry.

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description of business

In the pulp and paper industry, the division’s specialty starches provide strength and contribute to enhanced productivity in the manufacture of unbleached kraft, fine papers, bleached board, newsprint and recycled fibre stocks. Additives and liquid polymers improve the biodegradability and strength of tissue and towel products. Specialty surface size starches increase runnability in the size press and printability on the end user’s printing press, while replacing more costly functional additives.

New products introduced in 2003 included: ‘Dry-Tack’ 250 binder, which enables food manufacturers to adhere seeds, seasonings, small cubes of meat, cheese, vegetables and other food particulates to snacks, crackers, chips, rolls and cookies without the use of fat-increasing liquids or oil coatings; ‘Impression’, a new specialty starch that gives yogurt producers a replacement for gelatin that is more economical and achieves similar textural properties and clean flavour profiles in stirred and cup-set yogurts.

Specialty Synthetic Polymers
National Starch has multiple capabilities in specialty polymers, resins and redispersible powders for markets as diverse as personal care, construction, water treatment, detergents, paper coatings and apparel.

The Vinamul Polymer business’s binders, saturants and laminants add desirable characteristics to non-wovens (fibrefill, interlinings, disposable garments), textiles and papers.

Specialty polymers improve the holding power in hair sprays and gels and the manageability and softness of mousses, conditioners, shampoos and other styling aids. They are also used to thicken and emulsify cosmetic and beauty products and increase the functionality of sunscreens, hand and body creams and lotions.

The Alco business’s products include dispersants, anti-scalants and detergent builders, as well as rheology modifiers (thickeners) for the carpet, adhesive and detergent industries. Dithiocarbamate chemistry is used in microbiocides and metal precipitants for process water treatment.

Elotex redispersible powder polymers improve the adhesion, flexural strength, insulation properties and shrink-resistance of cements, grouts, adhesives and other construction products.

New products introduced in 2003 included: ‘Alcoguard’ 4000 polymer, a new polymer that combines scale inhibition with anti-filming to meet the increasingly rigorous demands of today’s automatic dish washers and cleaning formulations and ‘Amaze’ XT fixative for hair styling products. The new ‘Amaze’ XT technology combines unprecedented styling performance with consumer pleasing attributes in an all-natural product.

Electronic and Engineering Materials (EEM)
The EEM division manufactures, markets and sells adhesives, encapsulants, specialty coatings and process lubricants used in the manufacture of electronic, automotive, medical, aerospace and other equipment and components. The division serves customers worldwide with formulations and application assistance to meet demanding performance and processing requirements.

The EEM division is comprised of four business units, each focused on specific product lines and end-use markets.

•	Ablestik supplies adhesives and encapsulants used for semiconductor packaging and microelectronic assembly. Products include adhesive pastes, films, tape adhesives, and underfill encapsulants.
•	Acheson supplies thick film materials and specialty coatings used in cathode ray tubes, keyboards and switches, printed circuits, and other electronic components. Specialty coatings are also used for noise reduction and wear resistance in automotive components.

Acheson also supplies process lubricants and application systems used in metalworking and casting.

•	Emerson & Cuming supplies adhesives, encapsulants, and coatings used in circuit assembly and in fabrication of electronic, electrical, and electromechanical components.

•	Tra-Con provides adhesives and coatings in single-use and other specialty packages serving a broad range of industrial customers through telemarketing programmes.

Quest
Quest, which accounted for 12% of the Group’s sales in 2003, is a leader in the creation, application and production of fragrances, flavours and food ingredients for a wide variety of consumer brands. Quest operates in fast moving markets that the Group believes present attractive growth opportunities. It comprises two major strategic businesses:

•	Food (60% of Quest sales in 2003), and

•	Fragrance (40% of Quest sales in 2003).

ICI believes that Quest’s competitive position is based on four distinctive strengths. These are:

•	the quality of its customer relationships,

•	the creative skills of its perfumers and flavourists,

•	the technological advances resulting from its research and
development, and

•	the customer service and support provided by the marketing and application groups as well as its global network of servicing units.

These strengths enable Quest to assist its customers in making their products and brands successful. Within the overall Group strategy, Quest’s strategy is to continue to build on these strengths, while:

•	focusing on growth with key customers,

•	investing in consumer understanding,

•	creating and making best use of an effective and efficient innovation process, and

•	working to ensure operational excellence in both service levels and costs by focusing on appropriate parts of the value chain and continuous process improvement.

Quest’s innovative flavours and fragrance products consist of compounds of blended ingredients under formulae created by expert flavourists, perfumers and scientists. Certain of these compounds contain molecules which have been created by Quest’s chemists and which add distinctive characteristics to its products. Quest also has a strong presence in nature-identical flavours for sweet and culinary applications.

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Food ingredients include emulsifiers, hydrocolloids, proteins and bio-ingredients (enzymes, cultures and yeast), developed to meet the changing commercial requirements in taste and texture of its customers’ brands.

Fragrance ingredients are the scented building blocks of the fragrance formulae. They also contribute additional technical characteristics, such as deodorisation or insect repellence, to the finished compound.

In the food market, growth has been driven by the desire of consumers for new and more sophisticated flavours as well as for foods that are compatible with a healthy lifestyle. These factors have stimulated the demand for products such as convenience foods, ethnic foods, low-cholesterol and low-fat food products, as well as soft drinks that must also meet expectations in taste, texture and appearance.

During 2003, Quest ‘Citrusense’, a new citrus flavour range based on special ingredients was launched across the globe. ‘Q-Pearl’, a new technology to protect and release flavours, was also launched in the confectionery and tea markets and has gained significant customer interest with its particular ability to control flavour release. New Culinary formulations were introduced building on the success of newly discovered flavour ingredients in a number of foods and have partly contributed to Quest being listed as core supplier to several major customers. Following a fire in 2002 in the Research and Development building at Naarden, the Netherlands, a new $25m R&D facility for flavour ingredients, beverages and naturally fermented products was commissioned to a very tight schedule in 2003.

In addition to having collaborated with Estee Lauder on Beyond Paradise, the industry’s most successful fine fragrance launch for many years, Quest perfumes can also be found in Still Jennifer Lopez, the successful follow-up to Glow, and the niche hit Narcisco Rodriguez.

Science, innovation and creativity are the key pillars of Quest’s research effort. Innovation is at the heart of Quest’s business. It designs and develops new fragrance and flavour ingredients and compounds that create a distinctive sensory impact. This demands a complex artistic and technical process, combining the knowledge and skill of Quest’s perfumers and flavourists with the expertise of its application and research chemists. Quest has research centres at Ashford in the UK and Naarden in the Netherlands, together with specific product process development teams at six other sites around the world. Quest also benefits from its membership of the wider ICI Group and the science base that is available to support innovation.

The Food division’s headquarters is in Naarden, the Netherlands, where Quest’s corporate headquarters is also located. The Fragrance division’s headquarters is in Ashford, in the UK. Major manufacturing facilities are located in the Netherlands, the UK, USA, Mexico, France, Australia, Ireland and Indonesia, with smaller manufacturing facilities in 10 other countries. Quest has its own sales distribution network in 36 countries and is represented elsewhere by sales agents.

Performance Specialties
Following the divestment of Synetix (the Group’s catalyst business) in 2002, Performance Specialties now comprises Uniqema – a surfactants and oleochemicals business which in 2003 accounted for 11% of the Group’s sales.

Uniqema
Uniqema was formed at the beginning of 1999 and supplies a broad range of base and specialty chemicals into a wide range of end markets and applications. Its market scope includes polymers, lubricants, personal care, health care, process intermediates, crop protection, oilfield, textiles, polymer additives and cleaning.

ICI believes that Uniqema’s strength is its strong market position in the synthetic lubricants, personal care and the European and US oleochemicals sector. Within the overall Group strategy, Uniqema’s strategy is to selectively grow its key markets, while maintaining tight operational controls throughout the product line.

ICI believes that Uniqema has a strong position in synthetic lubrication. It manufactures and markets a wide range of synthetic basestocks and ingredients which are formulated into engine, compressor, gear hydraulic and process oils and fluids, where high performance or environmental characteristics are required. Products are frequently tailored to specific customer requirements. ICI believes that Uniqema is also a leader in synthetic refrigeration lubricants, to which it provides worldwide technical support.

As a prominent player in the personal care market, Uniqema provides ingredients for skin care, hair care, oral care and toiletries. These include new vegetable-based products for skin care formulations, mild ingredients for cleansing formulations and functional ingredients for skin repair products and UV protection products.

Uniqema also supplies process intermediates based on natural fats and oils such as coconut, palm kernel and rape seed, which are split to yield fatty acids and by-product glycerine. Further processing of fatty acids yields a range of higher added-value products, such as surfactants, soaps, lubricants and polymers.

The headquarters and one of the major operating centres of Uniqema is in Gouda in the Netherlands. The other major operating centres of Uniqema are in Wilton in the UK, Newcastle Delaware, USA and Kuala Lumpur in Malaysia. Uniqema has a total of 16 manufacturing sites in Europe, North America and Asia Pacific.

Paints
ICI Paints is a leading international paint business and accounted for 37% of the Group’s sales in 2003. It concentrates on decorative paint (91% of ICI Paints’ sales in 2003) and packaging coatings for food and beverage cans (8% of ICI Paints’ sales in 2003) with other businesses 1% of ICI Paints’ sales in 2003. In 2003, 42% of ICI Paints’ sales were in North America, 36% in Europe, 13% in Asia and 9% in Latin America and Rest of World. ICI believes that ICI Paints’ strengths include its well-established brands and the global nature of the business which allow ICI Paints to use its resources, expertise and experience to offer the best solution for each local market and the needs of the end users.

Within the overall Group strategy, the strategy of ICI Paints is to maintain and develop its branded leading market positions in the global paints and coatings industry. ICI Paints expects to further develop its strategy by:

•	building its business in high growth areas such as China, Thailand and Vietnam,

•	using innovation to differentiate from competitors and drive profitable growth,

•	continuing to capitalise on supply chain rationalisation,

•	utilising best practice throughout the business to reduce costs and increase effectiveness.

The decorative paints business has well-established brands in paint, woodcare, metalcare, adhesives and fillers and these include ‘Dulux’, ‘Glidden’, ‘Valentine’, ‘Coral’, ‘Alba’, ‘Xyladecor’, ‘Hammerite’, ‘Polycell’, ‘Polyfilla’ and ‘Alabastine’.

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description of business

During 2003 ICI Paints has continued to focus on strengthening its brands and developing innovative products and services which meet and anticipate customers’ needs around the world. In 2003, ICI Paints launched a number of new and innovative products and services to strengthen its brands across all key markets. Rapid growth in China has been supported by the introduction of the new ‘Guardian’ brand which was initially launched in Shanghai, Wuhan and other major cities. International product initiatives have included the launch of ‘Magic White’, a revolutionary concept to help consumers apply white paint. This product goes on pink and then dries pure white. Developments in packaging include ‘EasyCan’, an ergonomically shaped can that is easier to hold, easier to open, with an integral brush-rest and wipe. Dulux in the UK retail market has a new look with a strikingly different livery across the whole product range. There has also been a major enhancement of the Cuprinol livery in the UK, and development of new Dulux interior woodcare ranges. Polycell Basecoat, supported by a strong advertising campaign, has become an extremely successful decorating initiative across the European business. Hammerite radiator paints are now available in all Dulux colours.

ICI Paints is also a leader in the sale of internal and external coatings for food and beverage cans. It manufactures and distributes a broad product offering of packaging coatings and has significant market positions in both the established markets of Europe and North America and the emerging markets of Asia and Latin America.

Technology and innovation are also important factors in the growth of ICI Paints. Success is dependent on being first to the market with innovative, value-adding products and services that meet real market needs. ICI Paints benefits technologically from the colloid, polymer and particle related science base and research carried out by other parts of the Group.

ICI Paints’ global business headquarters is located in Slough, in the UK. Major manufacturing facilities are located in the USA, UK, Brazil, Argentina, Germany, the Netherlands, France, China, India and Malaysia. Additional manufacturing facilities are located in 16 other countries. ICI Paints maintains its own sales distribution network in 32 countries, and sells elsewhere through sales agents and distributors.

Regional and Industrial
The Regional and Industrial businesses comprise several businesses, which are essentially local in their scope. Excluding sales related to continuing supply contracts involving businesses that have been divested and which are transacted at nil margin, Regional and Industrial businesses accounted for 8% of the Group’s sales in 2003. The most significant of these businesses are located in Pakistan, India and Argentina. In Pakistan and India, ICI operates through non wholly-owned subsidiary companies whose share capital is quoted on the local stock exchanges.

ICI Pakistan has interests across a number of different market sectors. The more important of these are the manufacture of polyester staple fibre for the textile industry and soda ash for soaps, detergents, glass and paper. Other businesses of ICI Pakistan include pharmaceuticals, specialty products and trading. Pakistan PTA Limited, located at Port Qasim near Karachi, manufactures purified terephthalic acid (PTA) for the fibre industry.

ICI India’s regional business comprises rubber chemicals and nitrocellulose and pharmaceuticals. The rubber chemicals business has manufacturing facilities near Kolkata, and the nitrocellulose business is based in Gujarat. ICI India’s explosives business was sold in November 2003.

ICI Argentina manufactures a range of products of which wine chemicals and sulphur related products are the most important. The wine chemicals business is located near Mendoza, whilst the sulphur related products are manufactured at San Lorenzo, near Rosario.

Huntsman International Holdings LLC
Huntsman International Holdings LLC (HIH) was a principal associate of ICI from 1999 until the second quarter of 2002. It was formed in 1999 and was controlled by Huntsman Corporation. It comprised ICI’s former Polyurethanes and Tioxide businesses and the majority of ICI’s former UK based Petrochemicals businesses, together with the propylene oxide assets of Huntsman Corporation.

During the second quarter of 2003, ICI announced the completion of the sale of its interests in HIH to CSFB Global Opportunities Partners, LP (now Matlin Patterson Global Opportunities Partners). £109m had been received on initial closing of this transaction in the second quarter of 2002, and the balance of £173m was received during the second quarter of 2003.The transaction gave rise to a profit before tax of £50m, which has been recorded as an exceptional item in 2003.

Markets and distribution
ICI sells its products through an extensive network of subsidiaries, associates and distributors.

Specialty products manufactured by National Starch, Quest and Uniqema are sold mainly by direct sales forces, alliances and distributors. Customers are primarily other manufacturers, in a range of markets from consumer-oriented manufacturers of branded goods in the food, perfume and personal-care sectors to those involved in surfactants, lubricants, papermaking and chemicals.

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of both independent retailers and stores and the Group’s own retail concerns, particularly in North America. Can coatings are supplied directly to beverage and food manufacturers in Europe, the Americas and Asia.

The Group’s Regional and Industrial businesses sell into a wide range of industries including engineering, textiles, pharmaceuticals, aerospace, electronics and the extractive industries. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell to small users. Commodity products are sold through a direct sales force or through distributors primarily to other operators in the chemical industry.

Seasonality
Due to the diversity of their product portfolios and broad international coverage, seasonality in the National Starch, Quest and Uniqema businesses is not significant. ICI Paints, however, is affected, with higher sales of products used on the exterior of buildings normally during better weather conditions. With the geographic profile of ICI Paints, this results in higher activity levels in the second and third quarters of the year.

Sources and availability of raw materials
The raw materials used by the Group are from a diversity of sources, principally comprising petrochemical based raw materials, renewable resources, and a range of other materials. These raw materials are generally available from multiple suppliers which would enable business to continue in the event of any interruption of supply, although some business units rely on a small number of suppliers for their key raw materials. The prices of raw materials are subject to normal conditions of supply and demand, however the prices of some raw materials are volatile and are affected by cyclical movements in commodity prices and the availability of such materials.

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Group expenditure on tangible fixed assets

	2003	2002	2001		2003	2002	2001
	£m	£m	£m		£m	£m	£m

Continuing operations				Continuing operations

National Starch	59	52	85	United Kingdom	21	53	59

Quest	20	52	34	Continental Europe	39	65	49

Performance Specialties	22	38	43	Americas	60	64	86

Paints	43	53	55	Asia Pacific	34	33	44

International Businesses	144	195	217	Other countries	–	–	–

Regional and Industrial	10	20	21

Total	154	215	238	Total	154	215	238

The primary raw materials used by National Starch are petrochemical based raw materials, corn and tapioca. National Starch’s main chemical raw material is vinyl acetate monomer, the cost and supply of which is dependent on the price of natural gas and manufacturing capacity of suppliers. Specialty hybrid corn (high amylose and waxy seeds) is planted under contract for National Starch in an attempt to assure supply of these special strains. Starch manufacturing facilities in Thailand are located close to the sources of production of tapioca root to ensure reliability of supply.

Quest purchases thousands of different raw materials from sources across the world. The main natural raw materials are extracts and concentrates from fruits, vegetables and other flora as well as animal products and essential oils. Synthetic raw material purchases are mostly organic chemicals.

The raw materials for Uniqema include a wide range of both renewable (palm oil, rape-seed oil and tallows) and petrochemical based (ethylene oxide and propylene oxide) raw materials.

The raw materials for ICI Paints include resins, solvents and pigments from major chemical suppliers.

Intellectual property
ICI has thousands of patents and applications which help to protect its technology and numerous trademark registrations which help to protect its brands. In addition, ICI derives substantial competitive advantage from trade secrets and proprietary business knowledge relating to formulae, products, processes and technical know-how. ICI uses appropriate terms of employment and management processes to identify and protect its intellectual property. As necessary, it enters into confidentiality agreements with customers, suppliers and other third parties to protect the confidentiality of its proprietary, technical and business information.

Competition
Owing to the breadth and variety of the products and end markets served, the Group encounters a wide range of competitors, from multinational companies to many small local and independent firms.

National Starch does not compete with any one competitor in all of its markets. However, multinational competitors in specific markets include HB Fuller, Rohm & Haas, Henkel, Air Products and A E Staley. Similarly, Uniqema does not compete with any one competitor in all of its markets, but competitors in particular markets include BASF, Cognis, Croda, Degussa and Rhodia.

Quest is a leader in the development application and production of fragrances, flavours and food ingredients. Quest’s main competitors are multinational flavour and fragrance houses, including International Flavors & Fragrances and Givaudan.

ICI Paints’ competition is mainly national in character. However, international competitors include Sherwin Williams, Akzo Nobel and Nippon Paints.

Capital expenditure
The analyses in the tables above summarise the Group’s capital expenditure on tangible fixed assets over the three year period ending 31 December 2003. Capital expenditure of £154m for 2003 was £61m lower than 2002, primarily due the Group’s increased focus on capital effectiveness and the absence of large IT projects, particularly in Quest and Performance Specialties in Europe.

In 2003, capital expenditure was incurred on a large number of relatively minor projects aimed at achieving additional capacity, as well as for productivity improvements through increased automation of manufacturing processes and the relocation and consolidation of facilities.

Commitments for capital expenditure not provided in the Group’s consolidated financial statements totalled £132m at 31 December 2003, compared with £163m at the end of the previous year. These are analysed further in note 39 to the consolidated financial statements between those for which contracts have been placed and those authorised but not yet contracted.

Research and development (R&D)
A Technology Board, comprising the senior business R&D managers and led by the Group Vice President of R&D, is responsible for the development of the Group’s Technology Strategy and its implementation by the R&D staff employed by the Group’s businesses. In 2003, expenditure on R&D by continuing operations before exceptional items and excluding Technical Service, amounted to £150m (2002 £148m; 2001 £151m). This expenditure represented 2.6% of sales in 2003 (2002 2.5%; 2001 2.4%).

Each of the Group’s businesses is responsible for its own R&D resources and for driving innovation to meet the needs of its customers and markets. The business R&D teams are complemented by a central R&D resource that aims to provide world class capabilities that are common to all the businesses. Its capabilities are in colloid interface science; high throughput experimentation (HTE); modelling; particle engineering and polymer science. It also provides measurement science services to the ICI businesses as well as undertaking a small measurement science development programme. The Group’s distributed technology network draws on the expertise across ICI thus allowing new products and processes to be developed and exploited by individual businesses more rapidly, and stimulating new options from the combination of the technical capabilities of the Group’s different businesses.

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description of business

In 2002, a Business Development Board was established, comprising senior managers from the individual Businesses, the Group Vice President of R&D, planning support from the Corporate Centre, and chaired by the Executive Vice President Performance Specialties.

The purpose of the Board is to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to continuously develop and strengthen the links between market needs and technology capability. In 2003 the Business Development Board’s attention has been focused on accelerating the exploitation of the technical capabilities in the Group for control of the in-use release of products in the personal care, flavours, and fragrances markets.

ICI has appointed three leading academics to a newly formed Science Advisory Board to help challenge and develop its expertise in the breadth of rapidly changing science and technology needed in its Businesses. The appointees are Paul Calvert, Professor of Materials Science at the University of Massachusetts, Dartmouth; Jean Frechet, Professor of Chemistry at the University of California, Berkeley, and Gary Beauchamp, Director and President of the Monell Chemical Senses Center in Philadelphia.

The Group’s prime technology areas, namely biosciences, molecular sciences, and materials, have been established to support its goals in selected growth markets. Within each of these areas is a portfolio of projects which is intended to accelerate the Group’s long-term technology development.

Bioscience has key areas of knowledge and expertise, which the Group applies to the development of personal care, food and beverage products. Products to combat the rise in human obesity are an opportunity that ICI is already addressing and shows good growth potential. The Business Development Board and the Technology Board are supporting projects in this sector to develop knowledge and strengthen capabilities.

Molecular Sciences underpin much of the Group’s product development and here its focus is on high throughput R&D to explore novel molecules, formulations and processes. In addition to growing capabilities in the ICI businesses a significant centre of excellence has been established with corporate funding to apply the HTE methodologies in developing ICI’s position in formulation science and technology. Projects have been completed in areas such as personal care, lubricants and materials development.

Current projects in the materials area are directed towards increasing the Group’s ability to fabricate at the nano-scale for macro-scale effects. The combination of these capabilities is particularly focused on controlled and targeted delivery of effect products e.g. the collaboration between National Starch and Uniqema has already led to the launch of two new crop protection products (‘Metasperse’ dispersants, and ‘Semkote’ seed coatings). The collaboration between Quest and Uniqema has generated improved products for the fragrancing of textiles.

The competitive edge of the Group comes from the combination of these capabilities, not merely the demonstration of excellence in any one area. Nowhere is this more evident than in ICI’s ability to offer products with a multi-sensory (touch, taste, fragrance and colour) dimension. The power and opportunity that this approach offers is displayed in the ICI report on “The Secrets of the Senses” commissioned from Dr Charles Spence from the Department of Experimental Psychology at the University of Oxford.

Regulation, safety, health and the environment
ICI’s businesses are subject to the normal regulatory framework applicable to a specialty products and paints company, notably various health, safety and environmental rules both at national and local levels in each of the jurisdictions in which it operates.

Its businesses also voluntarily conform to international and national codes of best practice appropriate to their business.

ICI attaches great importance to the safety and health of its employees, to reducing any adverse environmental impact of its activities year-on-year and to developing products and services with improved environmental features.

Most aspects of the Group’s business are subject to laws relating to safety, health and environment (SHE). The scope and severity of such laws vary across the different businesses and according to the jurisdiction concerned. The various manufacturing processes that are operated require consents and licences including relevant emission permits. The Group requires full compliance by its businesses with all relevant SHE laws and regulations in each jurisdiction in which it operates.

ICI’s policy is to improve its SHE performance continuously and to have in place quantitative measures to monitor progress. For these reasons, ICI published a set of targets in 2001 to be achieved by the end of the year 2005 for improvements in Safety, Health and the Environment (“Challenge 2005”). Targets included reducing its environmental burden in specific categories and a commitment to improve energy efficiency per tonne of production by a further 5% of the 2000 base level. ICI developed the measurement of environmental burden in order to take account not just of the quantity of an emission but its potential impact on the environment. It uses the environmental burden methodology to help prioritise actions for further performance improvement.

Challenge 2005 focuses on the effects of the Group’s activities on climate change, land, water, and other potential impacts using the environmental burden concept introduced in 1995, and to achieve a further 50% reduction in employee injuries and illnesses from the 2000 outturn.

ICI maintains its focus on SHE and, in the third year of its current five-year programme, is on plan to meet the majority of its Challenge 2005 objectives and have actions in place to address those areas where we are behind. Full details are published in the Sustainability Report and on our website, www.ici.com. ICI’s performance in 2003 is currently being verified by Enviros Consulting Ltd, and the detailed performance results and verification statement will be published on the website. During 2003, there were seven instances of breaches of safety, health or environmental regulations which resulted in prosecutions or fines totalling £5,000. Each was investigated and appropriate action taken.

The main process by which the Group manages SHE issues and seeks to meet its objectives is the Responsible Care Management System (RCMS). This sets out standards along with guidelines, training, auditing and procedures for reviewing and reporting performance, all of which are essential to continuous improvement. The system covers operations on site as well as product stewardship and community relations. RCMS has been independently verified by Lloyd’s Register Quality Assurance Limited as complying with the US and UK Responsible Care Codes, the certifiable international standard for environmental management systems, ISO 14001 and the ICC (International Chamber of Commerce) Business Charter for Sustainable Development.

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ICI works to manage and minimise the risks associated with the condition of its sites and has developed further procedures to enable the ranking of priorities for management attention. ICI is engaged in research aimed at developing and implementing more cost effective environmental remediation technologies, some of which is being done in collaboration with other companies and academic institutes.

The raw materials which the Group’s businesses use and the products that they produce are subject to demanding regulations concerning product safety in all parts of the world. These regulations, which also cover product testing and risk assessment requirements, are subject to review and revision, as is currently happening in Europe with the European Union Chemicals Policy White Paper. The Group is assessing the potential impact of these proposals on its businesses and will ensure compliance when the new European Union regulations come into force.

There is a growing pressure from legislators, customers and the general public to reduce the environmental and health impacts of products throughout their life cycle. ICI is responding to this by ensuring that each business has a “Product Stewardship” programme in place. This voluntary programme embraces, through best business practices, product regulatory requirements, societal pressures, reducing the risk of harm to people and the environment, and ICI aims to provide the relevant information to enable correct use and disposal of products.

Anticipating external pressures and concerns and providing speedy, innovative solutions with lower environmental impact is becoming a key aspect of sustaining competitive advantage. ICI recognises these pressures and is responding with the introduction of new processes, products and services that improve the efficiency of use of raw materials and utilities and reduce adverse environmental effects.

Processes are in place for regular reviews of environmental liabilities, and provisions were established by 31 December 2003 in accordance with the accounting policy described in the Group financial statements on page 53. Although there can be no guarantees, management believes that, within the existing legislative framework and taking account of the provisions already established, the cost of addressing currently identified environmental obligations (as ICI currently views these obligations) is unlikely to have a material adverse effect on its financial position or results of operations.

Employees
As of 31 December 2003, ICI employed 35,030 employees. An analysis of employee numbers by business and geographical area may be found in note 35 to the consolidated financial statements. ICI has a mixture of unionised and non-unionised operations across the world. ICI considers its relations with its employees to be generally good.

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operating and financial review

Turnover – Continuing operations
£ millions

Trading profit – Continuing operations
defined as operating profit before exceptional
items and goodwill amortisation
£ millions

Group profit before tax	Group net profit
before exceptional items	after exceptional items
and goodwill amortisation	and goodwill amortisation
£ millions	£ millions

Group overview
In the following commentary, references to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. References to “as reported” performance include the effects of currency translation, acquisitions and divestments. All references to the Group’s performance are “as reported”. Reconciliations between “comparable” and “as reported” performance can be found on pages 27 and 28. A more detailed explanation of “comparable” performance appears on page 121.

Turnover
Group sales, as reported for the year, were £5,849m, 5% lower than 2002 (£6,125m in 2002 and £6,425m in 2001). The lower sales in 2003 were the consequence of business divestments, principally the Synetix business in Performance Specialties which was sold in 2002, adverse impacts from foreign currency translation, and lower sales for the Regional and Industrial businesses.

International Businesses’ sales, as reported at £5,389m (2002 £5,543m; 2001 £5,645m) were 2% ahead of 2002 on a comparable basis, with growth accelerating in the second half of the year for both National Starch and Paints. Comparable growth for National Starch (+4%) and Paints (+2%) offset lower sales for Quest (-3%) and Performance Specialties (-2%). Sales growth in Asia and Latin America was strong throughout the year. However, with challenging trading conditions for much of the year, sales in North America were only slightly ahead of last year and sales were lower in Europe.

Including the effects of foreign currency translation (-2%), and divestments in Performance Specialties (-3%), as reported sales for the International Businesses were 3% below 2002.

Trading and operating profit
Group trading profit for the year was £430m, 19% below 2002 (2002 £533m; 2001 £573m). The Group’s trading profit performance improved as the year progressed, compared with the first quarter of 2003, when Quest, National Starch and Performance Specialties experienced significant profit shortfalls compared to the first quarter of 2002.

Trading profit for the International Businesses for the year was £455m, (2002 £543m; 2001 £569m), 10% below 2002 on a comparable basis. Paints delivered comparable trading profit growth of 10% but National Starch (-10%) was impacted by higher raw material costs and other operating cost increases. Quest (-36%) suffered from lost business following the 2002 supply chain problems in Food Europe, difficult market conditions for fragrances, and higher operating costs. Performance Specialties (-71%) was impacted, in particular, by lower levels of demand and adverse exchange rate movements.

Including the adverse effects of foreign currency translation (£13m), and divestments, largely in Performance Specialties (£21m), International Businesses as reported trading profit was 16% below 2002.

Regional and Industrial reported a £25m trading loss for the year, in comparison with a £10m loss for 2002, including a £26m increase in the charge for UK pension costs, resulting from the triennial valuation of the ICI Pension Fund.

Including goodwill amortisation of £36m (2002 and 2001 £37m), Group operating profit before exceptional items was £394m compared with £496m for 2002 (2001 £536m).

Associates
The Group’s share of profits from associates before exceptional items for the year was £3m, £13m above last year (2002 £10m loss; 2001 £10m loss), largely due to the absence of losses from both Huntsman International Holdings LLC (which ceased to be accounted for as an associate from 17 June 2002) and Irish Fertilizer Industries Ltd (which went into liquidation in November 2002). This comprised the Group’s share of operating profit before exceptional items from associates of £2m (2002 £18m; 2001 £57m) together with net interest receivable by associates of £1m (2002 £28m payable; 2001 £67m payable).

Interest
The Group net interest charge for the year was £92m compared with £123m in 2002 (2001 £162m), benefiting from lower average net debt levels and lower interest rates.

Profit before tax
Profit before tax, exceptional items and goodwill amortisation for the year was £341m, £59m below 2002 (2002 £400m; 2001 £401m). Lower trading profits for the International Businesses and an increased trading loss for Regional and Industrial, were partly offset by lower interest costs and the absence of losses from associates that are no longer part of the Group.

The adverse foreign currency translation effect on the Group’s profit before tax, exceptional items and goodwill amortisation in 2003 compared with 2002 was £9m.

Profit before tax, but after exceptional items and goodwill amortisation was £85m compared with £317m for 2002 (2001 £227m).

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Taxation
Taxation on profit before exceptional items and goodwill amortisation was £99m, £16m lower than last year (2002 £115m; 2001 £116m), reflecting the reduction in trading profit. The effective tax rate for the Group remained at 29% (2002 and 2001 29%).

Exceptional items
Net exceptional items charged against trading profit for the year were £200m (2002 nil; 2001 £143m) and include a charge of £201m in relation to a significant restructuring programme announced during the year, and £11m related to a write-down of fixed assets in Quest, partly offset by £12m of provision releases in relation to prior year restructuring programmes.

The restructuring programme announced during 2003 is intended to improve cost effectiveness across each of the International Businesses and the Corporate Centre. The plans focus on manufacturing and supply chain rationalisation, and reductions in administrative support. The total exceptional charge for the programme is expected to be £219m, made up of £157m exceptional cash expenditure and non-cash asset write-downs of £62m. A total of £201m has been recorded in 2003, with the remaining charges to be to be taken during 2004 as the programmes progress. Overall these programmes are expected to payback in about 2.5 years and reduce headcount across the Group by around 2,100.

The exceptional charge in 2003 of £201m for the restructuring programmes comprises: National Starch £59m (including severance costs of £19m and asset write-downs of £30m), Quest £20m (including severance costs of £5m and asset write-downs of £6m), Performance Specialties £48m (including severance costs of £38m and asset write-downs of £8m), Paints £49m (including severance costs of £38m and asset write-downs of £2m) and Corporate Centre £25m (including severance costs of £11m and asset write-downs of £2m).

Also included in exceptional operating items is an £11m write-down of fixed assets in Quest following a review of the strategic direction of future ERP systems development. The review concluded that parts of the system developed during the Q-Star project in 2001 and 2002 will not be deployed. Consequently, the costs for those parts have been written off.

Exceptional items included after trading profit comprised a £32m profit from the sale or closure of operations (2002 £50m; 2001 £7m), a £5m profit on the disposal of fixed assets (2002 £3m; 2001 £8m) and £57m written off investments (2002 £99m; 2001 £nil).

During 2003, the Group completed the sale of its interests in Huntsman International Holdings LLC. £109m had been received on initial closing of this transaction in 2002, and the balance of £173m was received in May 2003. Profit before tax, of £50m, in relation to the transaction is included in profit on sale or closure of continuing operations. In addition, profit from the sale or closure of businesses included a £19m loss on the divestment of National Starch’s Permabond business, a charge of £30m in relation to a refinancing package for Ineos Chlor, and some increased provisions in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses. These were partially offset by a £7m receipt from the Ineos Group in relation to a number of outstanding matters, profits on the sale of both the Group’s explosives business in India (£4m) and National Starch’s Cheese Coatings business (£5m) and a number of provision releases in relation to prior year divestments.

The amount of £57m written off investments in 2003 related to a provision to write-down the value of ICI ordinary shares which the Group is committed to buy under forward contracts to hedge employee share options.

In total, exceptional items before tax and minority interests for 2003 amounted to a loss of £220m (2002 £46m loss; 2001 £137m loss). Exceptional items after tax and minorities were a loss of £163m (2002 £48m loss; 2001 £120m loss).

Net profit
Net profit before exceptional items and goodwill amortisation was £219m (2002 £264m; 2001 £259m). Net profit after exceptional items and goodwill amortisation was £20m, compared with £179m for 2002 and £102m for 2001.

Earnings per share
Basic earnings per share before exceptional items and goodwill amortisation for the year were 18.5p, compared with 23.7p in 2002 (2001 29.8p). Basic earnings per share after exceptional items and goodwill amortisation were 1.7p compared with 16.1p for 2002 (2001 11.7p).

Dividend and dividend policy
The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a second interim dividend of 3.5p, to bring the total dividend for 2003 to 6.25p (2002 7.5p).

Capital effectiveness and returns
Improved utilisation of both fixed and working capital remained a focus during 2003. Capital expenditure was significantly reduced across the Group (as further analysed on page 15), and average working capital as a percentage of sales in the International Businesses reduced by 0.5% on a comparable basis. Nevertheless, the lower trading profits for the International Businesses resulted in the return on average net assets (RONA) for the International Businesses falling by 2% to 18%. At the third quarter of 2003, ICI announced its adoption of a new performance measure, return on capital employed (ROCE) as defined on page 122, with targets for improvement as discussed on page 9. In future, the Group intends to track its performance using both ROCE and RONA.

Return on average net assets
Trading profit before exceptional items and goodwill amortisation as % of average net operating assets excluding goodwill

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operating and financial review

Group cash flow – management format
The following analysis of Group cash flow, which relates to the table on the right, distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within “reshaping and legacy” are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions which, in some cases, will continue for a number of years), and the top-up payments to the ICI UK Pension Fund.

Management believes this presentation provides important financial information relating to the continuing operating activities of the Group separate from cash flows relating to the divestment programme and the transformation of the Group. This should not be considered as an alternative but as supplementary to the presentation of cash flows in accordance with UK GAAP included within the financial statements and related notes.

Operating cash flow – management format
Earnings before interest, tax, depreciation and goodwill amortisation for the year, at £621m, were £108m below 2002, as a result of the lower trading profit for the Group. Despite good fourth quarter sales growth, the working capital outflow for the year was limited to £16m (2002 £13m inflow). Capital expenditure, at £154m, was £65m lower than 2002. This, together with other cash items of £36m (2002 £89m), including exceptional outflows against restructuring provisions, within which, spend on the restructuring programme announced in 2003 was £22m, resulted in the Group delivering an operating cash inflow after capital expenditure of £415m, only £19m below 2002.

Net interest and tax payments (excluding tax on divestments) for 2003 amounted to £112m, £79m lower than 2002, mainly as a result of lower average net debt across the year. Tax payments were broadly in line with 2002. Dividend payments, at £100m, were £27m lower than last year and acquisition expenditure was £10m, £7m below 2002.

Overall for 2003, the Group generated a significantly improved net operating cash inflow of £193m, which was £94m better than for 2002.

Reshaping and legacy cash flows
Reshaping and legacy cash flows benefited from the completion of the divestment of ICI’s interests in Huntsman International Holdings LLC, with gross proceeds of £173m received. Overall, 2003 divestment proceeds of £231m were £227m below 2002, which had included proceeds from the sale of the Synetix business. Tax payments resulting from divestments were £7m, similar to last year, while payments against divestment provisions were £22m lower than for 2002, at £111m. The top-up payment to the ICI UK Pension Fund for the year was maintained at £30m, and a further £10m was advanced under the existing loan facility to Ineos Chlor (described in note 39 to the consolidated financial statements).

Following the triennial actuarial review of the ICI UK Pension Fund in 2003, the annual top-up payment to the Fund will increase to £62m for nine years from 2004, subject to future actuarial reviews.

Overall, the 2003 cash inflow due to reshaping and legacy items was £73m, £177m less than for 2002.

Cash flow before acquisitions
The Group generated a cash inflow before acquisitions of £276m, compared with £366m for 2002.

Movement in net debt
Net debt at the end of 2003 was £1,326m, a £341m reduction from the £1,667m at the start of the year. The movement in net debt benefited from a favourable non-cash exchange rate translation impact of £75m.

Statement of Group cash flow – management format

	2003	2002
	£m	£m

Operating cash flow – management format

Trading profit	430	533

Depreciation	191	196

Earnings before interest, tax, depreciation
and amortisation (“EBITDA”)	621	729

Movement in working capital	(16)	13

Capital expenditure	(154)	(219)

Other items including exceptional outflows
against restructuring provisions	(36)	(89)

Operating cash inflow after capital expenditure	415	434

Interest and tax, excluding tax on divestments	(112)	(191)

Dividends paid	(100)	(127)

Acquisitions	(10)	(17)

Net operating cash inflow	193	99

Reshaping and legacy cash flows

Divestment proceeds from sale of
assets and businesses	231	458

Tax paid on divestments	(7)	(8)

Payments against divestment provisions	(111)	(133)

Special top-up pension payment	(30)	(30)

Loans to associates and other investments	(10)	(37)

Net cash inflow due to reshaping
and legacy items	73	250

Movement in net debt

Net debt at beginning of year	(1,667)	(2,917)

Net operating cash inflow	193	99

Net cash inflow due to reshaping
and legacy items	73	250

Cash inflow before financing (note 2)	266	349

Net proceeds from Rights Issue	–	807

Non-cash movements in net debt
mainly arising on foreign currency translations	75	94

Total movement in net debt in year	341	1,250

Net debt at end of year	(1,326)	(1,667)

Notes
1. Reconciliation to Statement of Group Cash Flow which appears on page 57.

	2003	2002
	£m	£m

Net cash inflow from operating activities, page 57	539	623

Less: Capital expenditure (note 27, page 87)	(154)	(219)

Add: Special top-up pension payment, deducted in arriving at net cash flow
from operating activities, above	30	30

Operating cash inflow after capital expenditure included in table above	415	434

2. Cash flow before acquisitions
	2003	2002
	£m	£m

Cash inflow before financing (included in the table above
and on page 57)	266	349

Acquisitions (included in the table above)	10	17

Cash inflow before acquisitions	276	366

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Cash flow – UK GAAP
This commentary relates to the Statement of Group cash flow on page 57, which is prepared in accordance with FRS No.1 (revised).

Net cash inflow from operating activities for 2003 was £539m, £84m lower than 2002 due to the lower trading profit for the Group. However, returns on investments and servicing of finance, at £96m, was lower than 2002 by £89m, due to reduced interest payments. Capital expenditure and financial investment for 2003, at £138m, was £46m lower than the £184m outflow last year, due to lower spend on tangible fixed assets.

Acquisitions expenditure was £20m, compared to £54m last year.

Net proceeds from disposals were £104m in 2003 compared to £290m last year, and comprised £215m gross disposal proceeds (2002 £423m) less expenditure against divestment provisions of £111m (2002 £133m). The completion of the sale of the Group’s interests in Huntsman International Holdings LLC, with gross proceeds of £173m received in the second quarter was the major contributor to disposal proceeds.

Dividend payments of £86m (2002 £106m) relate to the 2002 second interim dividend and the 2003 interim dividend. These payments were consistent with the policy announced in November 2000 whereby annual dividends are equivalent to about one third of net profit before exceptional items and goodwill amortisation.

Consequently, the Group’s cash inflow for 2003 before the use of liquid resources and financing of £266m, was £83m lower than the cash inflow of £349m in 2002. The overall reduction in Group cash flow was due to lower operating profit and net disposal proceeds, with improvements as a result of lower capital expenditure, reduced interest payments, lower equity dividend payments and lower acquisition spend.

Shareholders’ funds
The net profit for the year of £20m was reduced by dividends of £74m but increased by a favourable movement through reserves due to foreign exchange of £9m, movement in respect of own shares of £5m and goodwill items of £27m to give an overall net reduction in shareholders’ funds in 2003 of £13m. At the end of 2003, shareholders’ funds were in surplus of £450m (2002 surplus £463m; 2001 deficit £394m). The prior year figures have been restated for the effect of UITF 38 ‘Accounting for ESOP trusts’.

Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

ICI share price and FTSE 100 share price index
pence per share: month end

Source: Bloomberg

Financing and interest rate risk
At 31 December 2003, the Group’s net debt was £1,326m (2002 £1,667m; 2001 £2,917m).

The Group’s policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from long-term loans, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s policy is to maintain between 40% and 60% of its long-term borrowings at fixed rates for periods of up to 5 years. Notes 20 and 37 to the consolidated financial statements show the overall interest rate structure of the Group’s borrowings at the end of 2003. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against any future business disposal proceeds. Consequently, a large part of the Group’s borrowings (after taking account of swaps and forward contracts) are denominated in US Dollars. Details of the currency mix of borrowings are shown in note 37 to the consolidated financial statements. In addition, in determining currency mix, the Group takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 20 to the consolidated financial statements. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to around 5 years or longer, depending on relative cost. The average maturity for long-term debt was 4.0 years at 31 December 2003.

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operating and financial review

Liquidity and investments
At 31 December 2003 the Group had at its disposal $1,385m (sterling equivalent £777m) of committed borrowing facilities. These comprise $685m maturing October 2006 and $700m maturing May 2008. These facilities provide a back-stop for short-term funding as well as flexibility to supplement future cash flows. In addition, facilities of $179m (£100m) back-stop the two receivables securitisation programmes.

The Group’s net debt position has historically changed over the course of a year, and in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At 31 December 2003, the Group had £29m of short-term borrowings outstanding.

During 2003, the principal movements in long-term debt were the issuance of a $500m (£293m) 5 year note and a $500m (£293m) 10 year note in November 2003. There was a £100m 17 year bond maturity and a £125m 2.4 year note maturity. Also in 2003, the Group redeemed the remaining £100m in FRPS (fixed rate redeemable preference shares).

The Group runs two receivables securitisation programmes in the US, as referred to above. At 31 December 2003 there were no borrowings made against this facility. Any outstanding amount would have been reported in the Group’s financial statements under current instalment of loans (note 20 to the consolidated financial statements).

Off-balance sheet financing mainly comprises the leases described in note 34 to the consolidated financial statements and a series of forward contracts (total nominal amount of £126m as of 31 December 2003) used to hedge some of the obligations of the employee share ownership plans.

During 2003 actions by the rating agencies included the following:

On 11 November 2003, Moody’s Investors Service (“Moody’s”) lowered the credit ratings of ICI to Baa3/P-3 from Baa2/P-2. Moody’s outlook for these ratings is stable. Moody’s noted that the lowering of the ratings reflected its expectation of weaker than anticipated cashflow / debt protection metrics over the coming two years.

On 14 November 2003, Standard & Poor’s Ratings Services announced that its ratings of ICI unsecured debt of BBB/Stable/A-2 will remain unaffected by ICI’s agreement with the ICI UK Pension Fund on 16 October 2003 which is described on page 93.

The ratings downgrade by Moody’s reduced the Group’s funding options, in particular restricting access to its major commercial paper markets and increasing its cost of borrowings.

In 2004, there is a $750m (£421m) 7 year note maturing in September 2004. As necessary, this is expected to be refinanced through new debt issues. Access to the range of the debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations and cash flow.

Under the arrangements with Ineos Chlor (described in note 39 to the consolidated financial statements), as at 31 December 2003, Ineos Chlor has the ability to borrow a further £50m from ICI, with ICI making an additional cash contribution of £30m.

The following table summarises ICI’s principal contractual obligations at 31 December 2003, including instalments, which are described in the consolidated financial statements and related notes. The table below only includes the contractual obligations which are described in the consolidated financial statements and excludes all other contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of note 39 to the consolidated financial statements. Further analysis of the individual obligations can be reviewed by reference to the notes indicated in the table below.

		Total	Payments due by period
			Less than 1 year	1-3 years	4-5 years	After 5 years
As at 31 December 2003	notes	£m	£m	£m	£m	£m

Loans	20	1,887	534	327	714	312

Finance lease obligations	34	4	1	2	–	1

Operating leases	34	334	68	98	54	114

Capital expenditure	39	28	28	–	–	–

ICIUK Pension Fund
– top up	36	558	62	124	124	248

Total		2,811	693	551	892	675

Foreign currency risk
Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2003 currency mix of profits, the adverse annual impact due to translation exposures on the Group trading profit (before exceptional items and goodwill amortisation) of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2003 would be approximately £12m. The equivalent impact of a 5% strengthening of Sterling against the Euro would lead to an impact of approximately £2m.

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Counterparty credit risk
The Group’s counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive “mark to market” effect of swaps and counterparty risk arising from the liquidity of the Group’s captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be low.

Quantitative disclosure about market risk
The analysis below presents the sensitivity of the market value or the fair value of the Group’s financial instruments to selected changes in market rates and prices. The rates of change chosen reflect the Group’s view of changes that are reasonably possible over a one year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates or using option valuation models. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

Interest rate risk
The sensitivity analysis assumes an instantaneous 1% movement in interest rates of all currencies from their levels at 31 December 2003, with all other variables held constant.

	Fair value		Fair value change
	31 December		+1%	–1%
	2003	2002	movement in	movement in
			interest rates	interest rates
	£m	£m	£m	£m

Loans	(1,940)	(2,010)	60	(64)

Currency swaps	(21)	27	(10)	11

Interest rate swaps	17	36	(7)	8

Interest rate caps	–	–	–	–

The movement in fair value of debt and instruments hedging debt will not result in any immediate change to the Group’s financial statements since fair values are not recognised on the Group’s balance sheet. An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £10m.

Foreign currency risk

	Fair value 31 December		Fair value change
			+10%	–10%
	2003	2002	strengthening	weakening
			of sterling*	of sterling*
	£m	£m	£m	£m

Loans	(1,940)	(2,010)	130	(158)

Currency options	6	–	7	(6)

Currency swaps	(21)	27	32	(39)

Forward contracts

hedging debt	(12)	(4)	7	(9)

hedging working

capital	1	1	1	(1)

hedging anticipated

cash flows	1	6	1	(1)

* Against all currencies.

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates against Sterling from their levels at 31 December 2003, with all other variables (including interest rates and currency option volatility) held constant.

The currency mix of debt after financial derivatives at the 2003 year-end was held 55% in US dollars, 27% in Euro and Euro related currencies, 8% in Yen and 10% other.

Market value changes from movements in currency rates in loans, currency swaps and forward contracts hedging debt, along with similar movements in the values of the investments being hedged, are taken through the Group’s statement of total recognised gains and losses in accordance with SSAP 20 and FRS No. 3.

Market value changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

ICI ANNUAL REPORT AND ACCOUNTS 2003	23

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operating and financial review

Critical Accounting Policies and Estimates
The Group’s main accounting policies affecting its results of operations and financial condition are set out on pages 52 and 53 of the consolidated financial statements. Judgements and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgements and assumptions. The following policies are considered to be the Group’s critical accounting policies under UK GAAP as the judgements and assumptions made could have a significant impact on its results of operations and financial condition.

Divestment provisions
As at 31 December 2003, the Group has divestment provisions of £348m. The divestment provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long term residual obligations such as legacy management, pension administration and environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgement at the time. The provisions are regularly reviewed in the light of the most current information available. In 2003 this resulted in a release of £12m. The provisions will continue to be reviewed regularly.

Restructuring provisions
As at 31 December 2003, the Group has restructuring provisions of £148m, principally in respect of the restructuring programmes announced during 2003. The provisions are established in accordance with FRS No. 12, but include judgements on the costs of severance of the affected employees and of plant closure and other costs. In addition, management judgement is required in determining the asset impairments related to the programme. The provisions will be reviewed in future years. A review in 2003 of the provisions relating to prior years resulted in a release of £12m.

Retirement benefits
A triennial valuation of the ICI UK Pension Fund was conducted at 31 March 2003 both for funding purposes and for accounting purposes in accordance with SSAP 24. The valuation, which was based on assumptions determined with advice from the Company’s actuary, identified a deficit of £344m, compared with £4m at the previous valuation at 31 March 2000. The charge to the profit and loss account increased from £16m in 2002 to £42m in 2003. The size of the deficit is sensitive to the market value of the Fund’s investments and to actuarial assumptions, which include price inflation, pension and salary increases and the discount rate for accrued liabilities and for ongoing contributions. As there is a degree of inter-dependency between some of the assumptions, it would be impractical and potentially misleading to give any approximate impact on the annual Group operating profit of a change in any one assumption in isolation.

Forward share purchase arrangements
Included within exceptional items in 2003 is a charge of £57m as a provision against shares of the Company, which ICI is committed to buy under forward purchase agreements. The provision is based on the estimated net realisable value of the shares having regard to the period over which the related options are exercisable. The provision will be kept under review in the light of the trends in the Company’s share price.

Contingent liabilities
The Group is subject to a number of contingent liabilities. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised, as either a transfer of economic benefits is not “probable”, or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in note 39 to the consolidated financial statements.

Investments
Included within “Investments in participating and other interests” are the Group’s loans to Ineos Chlor, with a cost of £109m. A provision of £99m is held against these loans as uncertainty exists as to the extent to which, and period over which, these amounts will be recovered. The recoverability of the loans will be regularly reviewed.

Additionally, the Group considers its goodwill accounting policy to be critical under US GAAP:

Goodwill
The Group has capitalised goodwill under US GAAP of £3,173m at 31 December 2003. Goodwill is required to be tested for impairment at least annually (the fourth quarter for the Group) or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine fair value. In calculating the fair value, significant management judgement is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgements were adopted then different impairment outcomes could result. An impairment of £255m, representing all the US GAAP goodwill of the Uniqema business, was recognised in the year as a result of the difficult trading conditions faced by the business. No further impairment resulted from the annual impairment test. The headroom in the annual impairment test for the Quest reporting unit was £84m (total US GAAP goodwill of £736m at 31 December 2003); a 1% increase in the discount rate applied would have resulted in an impairment.

New Accounting Standards
UK Accounting Standards FRS No.17 Retirement Benefits, which will affect future consolidated financial statements, and UITF 38 Accounting for ESOP Trusts and their impacts are discussed in note 1 to the consolidated financial statements; neither will have any impact on cash flows. New US Standards are outlined in note 41.

International Financial Reporting Standards
The Group has established an IAS Project Steering Committee to oversee the transition to International Accounting Standards (“IAS”). Reporting to the Steering Committee are a number of workstreams covering the areas identified as being impacted by the move to IAS, ranging from considering the Group’s accounting policies to reviewing the underlying processes, systems and controls. At this stage, the Group has not completed the work necessary to identify with sufficient certainty all the accounting policy differences that will arise from the transition to IAS.

Related party transactions
The main related party transactions are with IC Insurance Ltd and ICI Pension Trustees Limited (details are in note 40 to the consolidated financial statements).

24	ICI ANNUAL REPORT AND ACCOUNTS 2003

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US GAAP results
The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income of continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the table below. Note 41 to the Group’s financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity for the three years ended 31 December 2003.

	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m

Net income (loss)

Continuing operations	(167)		(107)		(4)		(467)		4

Discontinued operations	1		116		17		11		49

Net income (loss)	(166)		9		13		(456)		53

Basic and diluted earnings (loss) per £1 Ordinary Share

Continuing operations	(14.1	)p	(9.6	)p	(0.5	)p	(53.8	)p	0.5	p

Discontinued operations	0.1	p	10.4	p	2.0	p	1.3	p	5.6	p

Net earnings (loss) per
£1 Ordinary Share	(14.0	)p	0.8	p	1.5	p	(52.5	)p	6.1	p

	£m		£m		£m		£m		£m

Shareholders’ equity	2,359		2,805		2,568		2,828		3,373

Total assets	8,118		8,739		9,779		10,344		10,348

Under US GAAP, the net expense in 2003 was £166m (2002 £9m net income; 2001 £13m net income) compared with net income of £20m (2002 £179m net income; 2001 £102m net income) under UK GAAP. Under US GAAP, shareholders’ equity at 31 December 2003 was £2,359m, (at 31 December 2002 was £2,805m and at 31 December 2001 was £2,568m) compared to £450m (surplus) (2002 £463m surplus, 2001 £394m deficit) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, pensions, disposal accounting, capitalisation of interest, deferred tax, derivative instruments, and restructuring costs.

Dividends
Dividends paid (including the related UK tax credit) on each ADS translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2003 to be paid on 16 April 2004, the rate on 4 February 2004), were:

	2003	2002	2001	2000	1999
	$ per ADS	$ per ADS	$ per ADS	$ per ADS	$ per ADS

Dividends declared
per ADS (each representing
four Ordinary Shares)	0.43	0.48	0.76	1.56	1.73

Dividends paid
per ADS (each representing
four Ordinary Shares)	0.46	0.69	1.24	1.63	1.72

Ratio of earnings to fixed charges – Continuing operations
For the purpose of computing this ratio, earnings consist of the income from Continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges

For the Group (under UK GAAP)	1.5	2.3	1.7	2.4	1.6

For the Group with material adjustments to accord with US GAAP	0.6	1.0	1.5	–	1.3

The deficiency of earnings to fixed charges for the years ended 31 December 2003, and 2000 was £73m and £422m respectively.

ICI ANNUAL REPORT AND ACCOUNTS 2003	25

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operating and financial review

Review of 2003 business results

Basis of presentation
In the following commentary, references to ‘trading profit’ relate to operating profit before exceptional items and goodwill amortisation. ICI excludes goodwill amortisation from its review of the businesses as it considers this to be a non-operational item, while operating exceptional items are discussed separately from the underlying business performance because of their one-off nature. Reconciliation between trading profit and the UK GAAP financial measure of operating profit before exceptional items is shown in the table on page 28.

National Starch
National Starch’s sales of £1,866m were 4% ahead of 2002, although trading profit of £199m was 10% below, both on a comparable basis. While growth in sales improved as the year progressed, and sales in Asia were strong throughout, significantly higher raw material prices, in particular for vinyl acetate monomer and other petrochemical based products in North America, and to a lesser extent in Europe, offset the benefits of the sales growth. Sales price increases were implemented but did not fully recover the increased raw material costs, and overall gross margin percentages were lower than 2002. Additionally, higher natural gas prices in the United States and increased healthcare and pension expenses resulted in higher operating costs, primarily for the Starch division.

As reported sales were 1% ahead of last year and trading profit as reported was 11% lower, with the adverse effects of foreign exchange translation largely accounting for the difference between comparable and as reported results.

A new restructuring programme was announced during 2003, aimed at improving operating efficiency with an estimated cash spend of £32m by the end of 2006, together with £22m of capital expenditure. An exceptional charge of £59m was included in 2003 operating profit after exceptional items in relation to this programme.

The following commentaries on the four business groupings within National Starch refers to performance measured on a comparable basis.

Adhesives
Adhesives sales were 3% ahead of last year. However, significantly higher raw material prices throughout the year resulted in trading profit well below 2002, despite good control of fixed costs. Sales growth was strongest in Latin America and Asia, particularly in Mexico, China, and Japan. In the United States, sales were impacted by a weak manufacturing sector and a downturn in the market for recreational vehicles, although general market conditions did improve toward the end of the year. Sales in Europe were slightly ahead for the year with improvement in Germany and Italy, partly offset by weakness in the UK and France. During the year the business in Europe divested its Cheese Coating business, and entered into a joint venture in engineered wood adhesives, called Purbond AG.

Specialty Starches
Starch sales were 6% ahead of 2002, but trading profit was well below last year, as the business was impacted by higher raw material costs and higher manufacturing costs in North America. Good sales growth continued in Asia, particularly in Thailand, Indonesia and in Australia, where the benefits of the 2002 acquisition of the ‘Hi Maize’ resistant starch business from Penford Corporation were most apparent. In Brazil, imports of product to supplement the short supply of locally produced starch lowered margins. During the year, as part of a review of the global specialty starch supply chain, plans were announced to close one starch manufacturing plant in North America and one in Europe. In order to ensure continuity of supply following the closures, National Starch will commission a new starch modification facility in China in 2004, and will enhance the capability of three existing specialty starch manufacturing plants.

Specialty Synthetic Polymers
Specialty Synthetic Polymers sales were 6% ahead of 2002, but with lower gross margin percentages due to the impact of higher petrochemical-based raw material costs throughout the year, trading profit was well below last year. The ‘Elotex’ redispersible powders business grew sales strongly, with expansion into Eastern Europe and growth continuing in the United States. The Personal Care polymers business and Alco Chemical both continued to perform well, but the Vinamul emulsion polymer business had a difficult year due to significantly higher raw material costs.

Electronic and Engineering Materials
Electronic and Engineering Material sales were 3% ahead of last year, and trading profit was also up, with some recovery in the electronics sector, particularly towards the end of the year. Ablestik delivered very strong growth, with success with new technologies and improvements in its core semiconductor materials market. Emerson & Cuming also delivered sales growth, primarily in China and Taiwan. However, offsetting most of these gains were lower sales for Acheson, which reflected weak demand in CRT and automotive applications. During the year, the division divested its Permabond engineering materials business, retaining one small product line which, in future, will be reported in Adhesives.

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Reconciliation Table – “As Reported” to “Comparable” sales 2003 vs 2002

	National		Quest		Performance		Paints		International
	Starch				Specialties				Businesses
Sales	£m	%	£m	%	£m	%	£m	%	£m	%

2003	1,866		691		669		2,163		5,389

2002	1,841		716		804		2,182		5,543

“As Reported” change (2003 vs 2002)	25	1	(25)	(3)	(135)	(17)	(19)	(1)	(154)	(3)

Foreign currency translation effects	51	3	5	–	(14)	(2)	67	3	109	2

Divestment effects	4	–	–	–	135	17	4	–	143	3

“Comparable” change (2003 vs 2002)	80	4	(20)	(3)	(14)	(2)	52	2	98	2

Quest
Quest had a poor year. Sales of £691m, were 3% below last year on both a comparable and reported basis. Growth in North America and Latin America was offset by lower sales in Europe, primarily in Food.

With lower gross margin percentages for both the Food and Fragrance businesses, trading profit of £45m was 36% lower on a comparable basis and 45% lower on a reported basis, with the effect of foreign exchange translation accounting for the difference from the comparable performance.

During the year, Quest commenced a number of restructuring programmes in order to simplify its organisation and to deliver fixed cost savings. Cash spend of £17m by the end of 2005 is planned in relation to these programmes, together with £1m of capital expenditure. An exceptional charge of £20m was included in 2003 operating profit after exceptional items in relation to these programmes.

The following commentaries on Quest’s two major strategic businesses refer to performance measured on a comparable basis.

Food
Food had a difficult year, with sales 4% lower than 2002 due to a significant reduction in sales in Europe. This reflected a loss of market share in sweet flavours following customer service problems that resulted from 2002 systems changes at its Naarden facility in the Netherlands. Although much remains to be done, during 2003 progress was made in rebuilding certain customer relationships, supply chain performance improved substantially and the organisation was streamlined. Sales outside Europe were ahead of last year, with strong performances in flavours in North America, and in China. Overall gross margin percentages were lower, although there was some improvement during the year. With higher operating costs, mainly in the first half of 2003 in Europe, trading profit was well below last year.

Fragrance
Fragrance sales were 1% lower. Strong growth in North America was offset by lower sales in other regions, reflecting difficult market conditions particularly in Fine Fragrances during the second half of the year. Gross margin percentages were lower, reflecting in part adverse changes in the sales product mix, and trading profit was well below last year.

Performance Specialties
The sales and trading profit for Performance Specialties for 2003 only include the results of the Uniqema business, following the divestment of the Synetix and Security Systems businesses during 2002. As reported sales of £669m and trading profit of £8m were 17% (£135m) and 84% (£41m) below 2002 respectively, with all of the sales shortfall and £21m of the trading profit shortfall related to the businesses divested last year.

Uniqema
Uniqema had another difficult year. Sales were £669m, 2% below 2002 on a comparable basis, with weak demand resulting in lower sales volumes of fatty acids, particularly in Europe and the Americas, only partially offset by increased prices. Including foreign exchange translation effects of 2%, sales were in line with last year on a reported basis. The relative strength of the Euro against the US dollar, affecting continental European exports to North America and Asia, adversely impacted gross margins by an estimated £10m for the year, and the business was also impacted by significant increases in energy costs in North America. Despite good fixed cost control and benefits from the 2001 restructuring programme, trading profit of £8m was £20m below last year.

During the year, a major new restructuring programme was announced in order to reduce overheads, and in addition, two manufacturing sites will be closed in the US, with an estimated total cash spend of £40m by the end of 2005, together with £7m of capital expenditure. An exceptional charge of £48m was included in 2003 operating profit after exceptional items in relation to this programme.

ICI ANNUAL REPORT AND ACCOUNTS 2003	27

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operating and financial review

Reconciliation Table – “As Reported” to “Comparable” operating profit and trading profit 2003 vs 2002

	National	Quest	Performance	Paints	International	Regional &	Total
	Starch		Specialties		Businesses	Industrial	Group
	£m	£m	£m	£m	£m	£m	£m

2003 operating profit after exceptional items	123	15	(34)	137	241	(47)	194

2002 operating profit after exceptional items	206	81	48	171	506	(10)	496

2003 exceptional operating items	59	29	41	49	178	22	200

2002 exceptional operating items	–	–	–	–	–	–	–

2003 goodwill amortisation	17	1	1	17	36	–	36

2002 goodwill amortisation	18	1	1	17	37	–	37

2003 trading profit	199	45	8	203	455	(25)	430

2002 trading profit	224	82	49	188	543	(10)	533

“As reported” change (2003 vs 2002)	(25)	(37)	(41)	15	(88)	(15)	(103)

“As reported” change % (2003 vs 2002)	(11)%	(45)%	(84)%	8%	(16)%	(150)%	(19)%

Foreign currency translation effects	2	7	1	3	13

Divestment effects	1	–	21	1	23

“Comparable” change (2003 vs 2002)	(22)	(30)	(19)	19	(52)

“Comparable change % (2003 vs 2002)	(10)%	(36)%	(71)%	10%	(10)%

Paints
Paints delivered sales of £2,163m for the year, 2% ahead of 2002 on a comparable basis, with growth in Europe, Asia and Latin America. Overall gross margin percentages were similar to last year, and with the benefits of restructuring and good cost control, trading profit of £203m was 10% ahead of last year on a comparable basis. As reported sales were 1% lower than 2002, and as reported trading profit was 8% ahead, with foreign exchange effects largely accounting for the difference from the comparable performance.

During the year, Paints commenced a number of restructuring programmes, mainly in Europe, to improve supply chain productivity. Cash expenditure of £45m in relation to these programmes is planned, mainly by 2005, together with £19m of capital expenditure. An exceptional charge of £49m was included in 2003 operating profit after exceptional items in relation to these programmes.

The following commentaries on the four geographical regions where Decorative Paints operates and the Packaging Coating business refer to performance measured on a comparable basis.

In Decorative Europe, sales were 1% ahead of 2002, with good performances in the UK retail and trade markets, Ireland and Poland offsetting lower sales in Germany where the weak economy continued to affect results. With lower fixed costs, trading profit was ahead for the year.

In Decorative North America, sales were 2% below 2002, impacted by poor weather in the first half, which particularly affected sales of product for exterior use. However, with benefits from the restructuring programmes and strong cost control, trading profit was ahead of last year despite the shortfall in sales.

Decorative Asia continued to deliver excellent results, with 12% sales growth and notable performances in China, India, Thailand, Vietnam and Pakistan. Despite investment in the region to support growth, significant trading profit growth was achieved.

Sales in Decorative Latin America recovered strongly, particularly in Argentina and Uruguay, following a very difficult 2002 where currency devaluation had a major impact on performance. For the region in total, 2003 sales were 22% ahead of last year. The business delivered a trading profit for the year, compared to the trading loss in 2002.

Sales for the Packaging Coatings business were 5% above last year. Trading profit was slightly higher than for 2002, despite a weaker sales mix and higher raw materials costs.

Paints
£ millions

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Regional and Industrial
Sales for the Regional and Industrial businesses were £481m, 22% below 2002, including £55m of ‘nil margin’ sales (2002 £209m). Excluding the impact of ‘nil margin’ sales and sales from businesses divested, the Regional and Industrial businesses delivered 17% growth, with particularly strong growth for the businesses in Pakistan.

The trading loss for the year was £25m, compared with a loss of £10m in 2002, and included a £42m charge for pension costs, £26m more than 2002, following the triennial valuation of the ICI Pension Fund conducted earlier in the year (detailed in note 36). In addition, 2002 was impacted by a £5m provision in relation to ICI’s former Soda Ash business.

The charge in respect of pension costs in relation to the ICI Pension Fund is included in Regional and Industrial for segmental reporting, as it largely relates to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemical businesses.

Regional and Industrial operating profit after exceptional items, included £25m of exceptional operating charges related to the restructuring programme to reduce the scope of activities in ICI’s Corporate Centre, with overall cash expenditure of £24m in relation to the programme by the end of 2006.

ICI ANNUAL REPORT AND ACCOUNTS 2003	29

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board of directors

Peter B Ellwood, CBE   Chairman
 Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the British Empire for services to banking in 2001, is a Fellow of the Chartered Institute of Bankers and has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Trust and The Work Foundation of Great Britain. He is also Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music. Aged 60.

John D G McAdam   Chief Executive
Appointed a Director in 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in chemical physics and, after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a Non-Executive Director of Severn Trent Plc and is a member of the University of Surrey Business Advisory Board. Aged 55.

David C M Hamill   Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee.

A graduate in production engineering and management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of

Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later. In May 2001 he became President and Chief Executive Officer of Philips Lighting.

David Hamill has broad experience in international business and has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. He has a strong track record of leadership in global businesses with extensive experience in Asia and working with large retail groups. Aged 46.

William H Powell   Director
Appointed a Director in 2000. He is Chairman and Chief Executive of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and Environment).

He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever, where he held a number of senior positions.

William Powell joined National Starch and Chemical in 1976, gaining extensive experience in production, planning and general management. In 1981, he was appointed divisional Vice President of Manufacturing for Adhesives and Resins. In 1984, he was promoted to Corporate Vice President of the Resins and Specialty Chemical division; Corporate Vice President, International in 1986; Group Vice President, Industrial Starch and Food Products division in 1989; and Executive Vice President in 1997. In 1999, he was appointed Chairman and Chief Executive Officer.

William Powell has a degree in chemistry and a master’s degree in chemical engineering from Case Western Reserve University. In addition he has a Masters in Business Administration from the University of North Dakota. He is past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of: the Board of Directors of the American Chemistry Council; the Executive Committee of the Society of Chemical Industry; the Board of Overseers of the New Jersey Institute of Technology; and the Board of Trustees of the State Theater of New Jersey. Aged 58.

Timothy A Scott   Chief Financial Officer
Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee.

A graduate of St Catherine’s College, Oxford with a degree in chemistry, he is a member of the Chartered Institute of Management Accountants.

Timothy Scott joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever. He joined Unilever in 1983 and during the first six years of his career worked in a variety of businesses in the UK, US and the Netherlands in a range of financial positions. In 1989 he joined Unilever’s UK-based Mergers & Acquisitions department and three years later moved to Unichema in the Netherlands as Senior Vice President Commercial, becoming Group Vice President, Europe in 1995.

In 1998 he was appointed Chief Administrative Officer for ICI Paints in North America and the following year became ICI’s Vice President Strategy and Performance. Aged 41.

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Adri Baan   Non-Executive Director
Appointed a Non-Executive Director in 2001. He has a master’s degree in physics from the University of Amsterdam and joined Philips as a project manager in 1969. He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998 he was appointed Executive Vice President Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition he was formerly the Chairman of Integrated Production and Test Engineering N.V., and a Director of Mediquist, NPM Capital and PSA Corporation Limited (Port of Singapore Authority).

He is currently a Director of: Hesse-Noord Natie, Port of Antwerp; Wolters Kluwer N.V.; ASM International N.V.; Koninklijke Volker Wessels Stevin N.V.; International Power plc; the Trust Office of KAS BANK NV; OCE NV; and AFM (the Authority for Financial Markets in the Netherlands). Aged 61.

Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Senior Independent Director
Appointed a Non-Executive Director in 1998. He is the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats from University College, Oxford, Robin Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers.

In 1985 Robin Butler became second Permanent Secretary, Public Expenditure and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service.

Lord Butler is currently Master of University College, Oxford, a Non-Executive Director of HSBC Holdings plc and is a member of the Advisory Panel to the UK Management Group of Marsh & McLennan. He has recently been appointed to chair the Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Globe Trust, a trustee of the Rhodes Trust and Chairman of the Churchill Museum Appeal Committee. Aged 66.

Joseph T Gorman   Non-Executive Director
Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee.

A graduate of Kent State University and holding a doctorate from Yale Law School, Joseph Gorman practised law for 5 years before joining the legal department of automotive safety systems manufacturer, TRW Inc. in 1962.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985 he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contributions to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and is a trustee of the Centre for Strategic and International Studies. He also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee and was also a member of the President’s Export Council.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. Aged 66.

Richard N Haythornthwaite   Non-Executive   Director
Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of Queen’s College, Oxford, with a degree in geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over twenty years of international industry experience covering a broad mix of strategic and operational roles. His career has spanned extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and executing and negotiating acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to1995, including Chief Geologist BP France, General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995 he joined the Board of Premier Oil plc, where he was responsible for corporate and commercial affairs, and two years later was appointed Chief Executive Officer of Blue Circle Industries plc. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc.

Richard Haythornthwaite is Group Chief Executive of Invensys plc. In addition he is a Director of the British-American Arts Association Limited, The British Council Board and the National Museum of Science and Industry. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company Limited. Aged 47.

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executive management team

The Executive Management Team comprises the Executive Directors and the following:

Date first appointed as an Officer*

Leonard J Berlik
Appointed a member of the Executive Management Team in 2000. He is Executive Vice President Performance Specialties. He also has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He joined National Starch and Chemical Company in 1972 and, prior to his appointment with Industrial Specialties (now Performance Specialties) in 2000, served as Executive Vice President of the Adhesives Division. Aged 56.

1 April 2000

Charles F Knott
Appointed a member of the Executive Management Team on 28 March 2003. He is Chairman and Chief Executive of Quest International. He joined National Starch and Chemical Company in 1984 where he has held a number of senior positions in the UK, Germany, the Netherlands, Asia Pacific and the US. Prior to his appointment with Quest International he had been President and Chief Operating Officer of National Starch since 2001. Aged 49.

28 March 2003

Michael H C Herlihy
Appointed a member of the Executive Management Team in 1996. He was appointed General Counsel in 1996, Executive Vice President Mergers and Acquisitions in 2000 and Company Secretary on 1 November 2003. He joined the Company in 1979. Aged 50.

1 January 1996

Rolf Deusinger
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has nearly 20 years’ international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo covering the Americas, Europe and Central Asia. Aged 46.

1 July 2002

*	The persons listed above together with David J Gee, Executive Vice President, Regional and Industrial Businesses, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts.

At each Annual General Meeting of the Company’s shareholders one third of the Directors† (being those longest in office since their last election) retire and are eligible for re-election. New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are also eligible for election.

Dr J D G McAdam and Lord Butler retire under Article 96 of the Company’s Articles of Association. Both are recommended for re-election.

All Executive Directors are employed on rolling contracts subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

†	Excludes Directors appointed as additional Directors or to fill a casual vacancy since the last Annual General Meeting.

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corporate governance

Corporate governance
The Group is committed to high standards of corporate governance. Throughout 2003 and to the date of this Annual Report the Company has been in compliance with the applicable provisions of the Combined Code on Corporate Governance adopted in 1998. In addition the Company is implementing procedures to ensure that it will comply with the provisions of the revised Combined Code issued by the Financial Reporting Council in July 2003.

The Board
Within the overall strategy and objectives for the Group agreed by the Board, day to day management is delegated to the Chief Executive and Executive Management Team (EMT) with individual chief executive officers being responsible for the performance of each of the businesses.

The Board, however, reviews the operational performance of the Group on a regular basis and also exercises a number of reserved powers which include:

•	Responsibility for the strategic direction of the Group;

•	Appointment and dismissal of the Chief Executive and any member of the Board or EMT and succession planning for these roles;

•	Establishing, via the Remuneration Committee, the remuneration policy for Executive Directors and members of the EMT;

•	Authorisation of material borrowings and any issue of equity securities;

•	Committing to major capital expenditure, acquisitions or divestments;

•	Agreeing treasury policy including the agreement of foreign currency and interest risk parameters; and

•	Dividend policy.

The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group’s system of internal control and risk management processes.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The Non-Executive Directors (NEDs) however, have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors; to scrutinise and challenge performance; assess risk and the integrity of financial information and controls; and ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles.

To assist Directors in the performance of their duties, the Chairman, with the assistance of the Company Secretary (the appointment or removal of whom is a matter for the Board as a whole), is responsible for ensuring that full and timely access is provided to all relevant information. There is also a procedure for Directors to obtain independent professional advice at the Company’s expense where appropriate.

Currently the Board comprises the Chairman, Mr P B Ellwood (since 1 January 2004) and Chief Executive, Dr J D G McAdam, together with three Executive Directors and four independent NEDs including the Senior Independent Director, Lord Butler. (An additional independent NED, Baroness Noakes, will be joining the Board with effect from 1 March 2004.) Biographical details of the Directors are set out on pages 30 and 31.

Collectively the NEDs bring a valuable range of international experience and expertise from a variety of business sectors and public life.

The Board has assessed the independence of the NEDs against the criteria set out in the revised Combined Code on Corporate Governance and the New York Stock Exchange Corporate Governance Rules (save that in the case of the latter the Board has not sought to enquire into interests of Directors’ family members other than their spouse). On this basis, the Board has concluded that all the NEDs are independent. On the same basis, Mr Ellwood was also independent when appointed Chairman.

The former Chairman, Lord Trotman retired on 31 December 2003. In seeking his successor the Company instructed external recruitment advisers. Following a shortlist and interview process, Mr Ellwood, who met the independence criteria of the revised Combined Code on Corporate Governance, was offered and accepted the position of Deputy Chairman, with a view to succeeding Lord Trotman after a suitable transition period. In filling any future vacancies for Non-Executive Directors the Company expects to follow a similar selection process.

Mr Ellwood is not currently a director of any other company and his agreement with ICI prohibits him from becoming Chairman of another company without ICI’s consent. He does perform a number of pro-bono roles but the Board is satisfied that these are not such as to interfere with the performance of his duties as Chairman of ICI which are based around a commitment of approximately 150 days per annum.

In appointing Executive Directors the Board typically considers both internal and external candidates. Mr D C M Hamill, who was appointed an Executive Director and Chairman and Chief Executive of ICI Paints on 8 December 2003 was recruited after a search and short listing process conducted with the assistance of external recruitment advisers.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment.

The principal Board Committees are the Nomination Committee, the Remuneration Committee and the Audit Committee, which report to the Board. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee as and when required. Summary remits of the Committees are set out below and full terms of reference are available on the Company’s website at www.ici.com and in paper form from the Company Secretariat on request. Directors attendance at Board and Board Committee meetings during 2003 is set out in the following table.

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corporate governance

Attendance at Board and Board Committee meetings held in 2003

	Full		Remuneration			Audit
	Board		and NominationCommittee			Committee

	Eligible	Attended	Eligible		Attended	Eligible	Attended
	to attend		to attend			to attend

Lord Trotman	10	10	5	*	5	–	n/a

P B Ellwood	4	4	5		5	2	2

Dr J D G McAdam	10	10	–		n/a	–	n/a

A Baan	10	9	11		10	4	4

Lord Butler	10	10	11		9	4	3

J T Gorman	10	10	11		11	4	4

D C M Hamill	1	1	–		n/a	–	n/a

R N Haythornthwaite	10	9	11		10	4	2

W H Powell	10	10	–		n/a	–	n/a

T A Scott	10	10	–		n/a	–	n/a

Directors who resigned during the year

B R O’Neill	3	3	–		n/a	–	n/a

P J Drechsler	3	3	–		n/a	–	n/a

*	When meeting as the Nomination Committee

Nomination Committee
Prior to 1 January 2004, the Board operated with a single Remuneration and Nomination Committee made up of the NEDs and chaired by Mr R N Haythornthwaite. The Chairman was also a member when the Committee met as the Nomination Committee. Reflecting the recommendations of the revised Combined Code, the Remuneration and Nomination Committee was reconstituted on 1 January 2004 as two separate Committees. The Nomination Committee has since comprised the independent Non–Executive Directors under the chairmanship of Mr Ellwood. The Company Secretary acts as Secretary to the Committee.

The Nomination Committee is responsible for proposing new appointments of Directors to the Board.

Two Directors were appointed during the year. The process behind the Nomination Committee’s decision to recommend Mr Ellwood and Mr Hamill to the Board is set out above.

Lord Butler, in his capacity as the Company’s Senior Independent Director, promotes discussion at appropriate times about the Company Chairmanship and succession arrangements. The Chairman does not participate in these discussions.

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office.

The Committee is comprised exclusively of the independent NEDs of the Company under the chairmanship of Mr Haythornthwaite.

The Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Compensation & Benefits are normally invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning the detail of their own personal remuneration. The Company Secretary acts as Secretary to the Committee.

The Remuneration Report on pages 38 to 48 includes details of remuneration policy and practices, and on the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. It comprises the independent NEDs under the chairmanship of Mr J T Gorman. The Company Secretary acts as Secretary to the Committee. The dates on which these individuals were first appointed to the Committee are as follows:

J T Gorman	September 2000
A Baan	June 2001
Lord Butler	July 1998
R N Haythornthwaite	February 2001

Audit Committee Report
The work of the Audit Committee during 2003 included consideration of the following matters:

i)	In respect of the 2002 year end: the full year results release, the Annual Report and Accounts and Form 20-F, and the annual report from the external auditor.

ii)	The 2002 full year report on internal audit and the effectiveness of internal control.

iii)	The quarterly financial results and the Interim Report 2003.

iv)	The recommendation to the Board of the reappointment of KPMG Audit Plc as the external auditors and approval of the 2003 external audit plan and fee proposal.

v)	The progress of the internal audit programme and matters arising.

vi)	The policy on auditor independence and provision of audit and non-audit services by the auditor.

vii)	Corporate governance developments in the UK arising from the revised Combined Code, and in the US under the Sarbanes-Oxley Act 2002. The Committee reviewed the Group’s action plans in response to these developments.

viii)	The Group’s risk management process.

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Audit Committee Report – continued

ix)	Material litigation.

x)	The introduction of the Group “Whistleblowing” programme.

xi)	Developments in accounting standards and the Group’s responses, including the preparation for adoption of International Financial Reporting Standards.

Regular attendees at Audit Committee meetings, at the invitation of the Chairman of the Committee, included: the Chairman, Chief Executive, Chief Financial Officer, Chief Internal Auditor, Group Financial Controller and the General Counsel. The Committee regularly meets with the external and internal auditors without the presence of management.

The Audit Committee has established a policy which is intended to preserve the independence of KPMG Audit Plc when acting as auditor of the Group Accounts. This policy governs the provision of audit and non-audit services by the auditor and its associates. It identifies certain non-audit services which the auditor is prohibited from providing and requires all permitted audit and non-audit services to be approved in advance by the Audit Committee. The Committee has adopted specific policies and procedures to govern the arrangements by which the audit and non-audit services are approved. Certain defined categories of service are approved by the Audit Committee on an annual basis and, in addition, the Chairman of the Audit Committee may approve urgent engagements not covered by these categories subsequently notifying the Audit Committee at its next meeting.

Audit and internal control
In accordance with the Turnbull Guidance on internal control, the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2003 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. The effectiveness of this process has been reviewed regularly by the Audit Committee which reports its findings for consideration by the Board.

The processes used by the Audit Committee to review the effectiveness of the system of internal control include:

•	Discussions with management on risk areas identified by management and/or the audit process;

•	The review of internal and external audit plans;

•	The review of significant issues arising from internal and external audits;

•	The review of significant Group risks reported by the Group Risk Committee (GRC); and

•	Annual compliance statements from each business and major function.

The Audit Committee reports to the Board the results of its review of the risk assessment process. The Board then draws its collective conclusions as to the effectiveness of the system of internal control.

The GRC consolidates and prioritises for the Board the inputs received from management of the businesses and corporate functions. The GRC comprises the heads of major corporate functions, the Chief Internal Auditor and the General Counsel.

The GRC reviews input from businesses and corporate management and reports its conclusions to the Audit Committee.

The internal audit function reviews internal controls in all key activities of the Group, typically over a three year cycle. It acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained. Quarterly reviews are also conducted between internal audit management and the senior management of the businesses to assess their current control status and to identify and address any areas of concern.

The Board is responsible for maintaining and reviewing the effectiveness of the Group’s system of internal controls. The internal control systems are designed to meet the Group’s particular needs and the risks to which it is exposed and are designed to manage rather than eliminate the risk to the achievement of business objectives and can only provide reasonable and not absolute assurance against misstatement or loss.

The Group’s strategic direction is regularly reviewed by the Board.

Annual plans and performance targets for each business are set by the Chief Executive and are reviewed in total by the Board in the light of the Group’s overall objectives.

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, include strategic planning, the appointment of senior managers, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance. Businesses are responsible for meeting the defined reporting timetables and compliance with Group accounting manuals which set out accounting policies, controls and definitions.

The Chief Executive receives a monthly summary of financial results from each business, and the Group’s published quarterly financial information is based on a standardised and timely reporting process.

Responsibility for monitoring compliance with Group policies and guidelines rests with the chief executive officers of the businesses and with senior managers of the Corporate Centre. Annual statements of compliance are provided to the Board, and these statements are reviewed by the relevant functional leader for each policy area. In turn, there is an annual report to the Audit Committee, on behalf of the Board, on the degree of compliance with Group policies and guidelines. Corrections to any weaknesses found are monitored and controls are developed to match changing circumstances.

Shareholder views
Responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders rests with the Chairman, who regularly makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer, but the Senior Independent Director and other members of the Board are available to meet major investors on request. The Senior Independent Director has a specific responsibility to be available to shareholders who have concerns which contact with the Chairman, Chief Executive or Chief Financial Officer has failed to resolve or for which such contact is inappropriate.

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corporate governance

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors. The survey includes a specific opportunity for investors to comment on the quality of the communication they receive in their contact with the Chief Executive and Chief Financial Officer.

Board effectiveness
All new Directors receive a formal induction tailored to their particular needs.

Executive Directors’ performance is appraised at least annually by the Chief Executive who consults the Chairman for feedback from the NEDs.

The NEDs meet twice a year with the Chairman and Chief Executive to discuss and evaluate Board and individual Director’s performance and succession plans. The Chief Executive and Chairman each absent themselves from these discussions when their own performance is being assessed. Discussions are led by the Chairman (except in relation to his own performance and succession when the Senior Independent Director takes the chair) and feedback is provided.

With effect from 2004, the Chairman will be meeting each NED at least once a year on a one-to-one basis for a formal performance evaluation discussion.

The Board conducts periodic reviews of its effectiveness. Historically these have been undertaken internally but in 2004 there will be a formal externally facilitated review of the effectiveness of the Board and its principal Committees.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002, as it applies to foreign issuers. The Company continues to monitor its legal and regulatory obligations arising from Sarbanes-Oxley. The Company has taken action to be compliant with those rules that have already become effective, and is developing plans to address rules with effective dates in 2004 and beyond.

In accordance with recommendations issued by the US Securities and Exchange Commission, the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel, the Chief Financial Officer, the Investor Relations Director, and the Chief Internal Auditor and Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer.

Principles of business conduct
As a leading international company, ICI’s reputation for high ethical standards is central to its business success. A Code of Business Conduct which provides guidance in this area has been communicated throughout the Group. The Code is published on the Company’s website (www.ici.com) and is available in paper form from the Company Secretariat on request.

Communications with shareholders
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts is available by election or on request. In addition, at the half year, an interim report is produced and sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and through him the Chairmen of the Remuneration and Audit Committees. As an

alternative, shareholders can leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors. There is regular dialogue with individual institutional shareholders as well as presentations to analysts after the quarterly results. The Company’s website (www.ici.com) provides financial and other information about ICI and contains an archive of past announcements and Annual Reports.

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directors’ report

The Directors of Imperial Chemical Industries PLC have pleasure in presenting their Annual Report and Accounts for the year ended 31 December 2003.

Principal activities
The principal activities of the Company are research, manufacture and sale of specialty products and paints. A review of the Company and its subsidiaries’ businesses, including research and development, is given on pages 9 to 29 of this Report.

Dividends
The Directors have declared the payment of a second interim dividend of 3.5 pence per Ordinary Share to be paid on 16 April 2004 to Ordinary shareholders on the Company’s Register on 5 March 2004. A first interim dividend of 2.75 pence per Ordinary Share was paid on 3 October 2003 making a total of 6.25 pence (2002 7.5 pence).

Share capital
Changes in the Company’s ordinary share capital during the year are given in note 23 to the Accounts.

Purchase of own shares
The Directors are authorised by the shareholders to purchase, in the market, the Company’s own shares, as is permitted under the Company’s Articles of Association. Although no such purchases have been made, the Directors will seek to renew the authority from shareholders at the Annual General Meeting.

Directors
The names of the Directors of the Company at the date of this Report and biographical details are given on pages 30 and 31. A complete list of Directors who served during the year is shown within the Remuneration Report, on page 41.

Corporate governance
A review of the Group’s corporate governance arrangements is given on pages 33 to 36 of this Report.

Directors’ remuneration and interests
A statement of Directors’ remuneration and their interests in the shares, debentures and options of the Company and its subsidiaries is set out in the Remuneration Report on pages 38 to 48.

Employment policies
ICI’s vision is based on inspiring and developing outstanding people and the Company is committed to cultural diversity and equal opportunities.

Respect for the individual is enshrined in the Company’s Code of Business Conduct, launched in October 2000, which states that: “ICI’s policy is to treat individuals in all aspects of employment solely on the basis of ability irrespective of race, religion, colour, age, disability, gender, sexual orientation or marital status”. The practical application of this policy is a matter for individual ICI businesses throughout the world.

The Company is committed to fair treatment of people with disabilities in relation to job applications, training, promotion and career development. Every effort is made to find appropriate alternative jobs for those who are unable to continue in their existing job due to disability.

ICI believes also that knowledgeable and well informed employees are essential to its success and that there should be clear channels of communication and opportunities for consultation and dialogue on issues which affect both business performance and employees’ working lives. The mechanisms for achieving this aim vary between different countries and between different businesses in the ICI Group.

A European Works Council (EWC) exists which enables employee representatives in the UK and Continental Europe to discuss overall business issues with senior management of the Group. The EWC holds two meetings each year at one of which the Chief Executive attends to discuss Company strategy.

ICI has a mixture of unionised and non-unionised operations across the world and is committed to fostering a positive employee relations environment at all its locations.

Payment to suppliers
The Company agrees terms and conditions for its business transactions with suppliers. Payment is then made to these terms, subject to the terms and conditions being met by the supplier. Payment terms can differ in the many markets in which ICI trades. Trade creditors of the Company at 31 December 2003 were equivalent to 60 days (2002 59 days) purchases, based on the average daily amount invoiced by suppliers to the Company during this year.

Political and charitable donations
The Group’s worldwide charitable donations in 2003 amounted to £2.4m. Of this total, £0.5m was spent in the UK. The Group made no donations for political purposes.

Auditor
KPMG Audit Plc has expressed its willingness to continue in office as auditor of the Company and resolutions proposing its re-appointment and authorising the Directors to agree its remuneration will be submitted to the Annual General Meeting.

The remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2003 amounted to £65,000 (2002 £61,000). The total figure for the Group was £3.1m (2002 £2.8m) which includes charges for audits of subsidiary companies in the UK and overseas, both for the purposes of consolidation into the Group accounts and to meet statutory requirements of the countries in which subsidiaries operate.

Fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group during 2003 totalled £1.8m (2002 £3.3m) of which ££0.9m (2002 £2.1m) was for audit-related services, £0.8m (2002 £1.1m) was for taxation services and £0.1m (2002 £0.1m) was for other services. These fees have been fully reviewed by the Audit Committee.

Going concern
The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. Accordingly they continue to adopt the going concern basis in preparing the Group accounts.

Annual General Meeting
The Notice of Annual General Meeting to be held on Wednesday 26 May 2004 is contained in a separate letter from the Chairman accompanying this Annual Report and Accounts.

On behalf of the Board
Michael Herlihy
Company Secretary

11 February 2004

Registered Office
20 Manchester Square
London
W1U 3AN

Registered number: 218019

ICI ANNUAL REPORT AND ACCOUNTS 2003	37

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remuneration report

Remuneration policy for Executive Directors
The Company’s ongoing remuneration policy for Executive Directors seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. This requires that ICI’s reward plans reflect the scale and the structure of reward available at those organisations with whom ICI competes for talent.

To achieve this, the remuneration package is based upon the following principles:

•	Incentives should align the interests of executives and shareholders and reward the creation of long-term value within a framework which enables risk to be assessed and managed.

•	There should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package.

•	The total package for on-target performance should be fully competitive in the relevant market.

•	There should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

Reward components

Base salary
The base salary for each Executive Director is reviewed against the market median for similar positions in large, international companies in the relevant national market (e.g. UK based companies form the comparator group for UK executives). The market data is supplied by independent advisers appointed by the Remuneration Committee. Individual salaries are reviewed each year and adjusted where necessary to recognise the individual’s role, performance and experience as well as developments in the external market.

Annual Incentive Plan
The Annual Incentive Plan motivates Executive Directors towards achievement of the annual financial and strategic goals of ICI and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes so providing alignment between critical annual business targets and reward. The targets are approved by the Remuneration Committee.

Long-term incentives
ICI’s long-term incentives focus Executive Directors on sustainable longer-term business performance and strengthen the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan (PGP) and an Executive Share Option Plan. Together, these plans are designed to deliver competitive rewards, relative to the relevant national market, for improved financial performance, share price appreciation and superior shareholder returns.

Retirement and other benefits
The nature and scale of benefits are positioned around the median of the relevant national market. The major element is the retirement benefit. Except where “defined benefit” plans already exist for current Executive Directors, retirement benefits are provided on a “defined contribution” basis, so that the costs to ICI will be stable and predictable. Where possible, plans provide flexibility and choice to increase employee commitment, and enable executives to make their own contributions in addition to those made by ICI. In this way, ICI encourages and supports its Executive Directors to play an active role in planning for their own retirement needs. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

The relative value of the main elements of the Executive Directors’ remuneration package is illustrated in the chart below. The performance related elements, when valued at target performance levels, comprise more than 50% of the package (excluding pension and other benefits).

Relative value of fixed and
performance related remuneration

Performance related elements are valued at “on target” performance for UK Executive Directors for 2004

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

For Executive Directors, the target level of shareholding is as follows:

Target value of shareholding
Chief Executive	Two times base salary
Executive Directors	One times base salary

External directorships
Executive Directors are encouraged to take one external Non-Executive directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

38	ICI ANNUAL REPORT AND ACCOUNTS 2003

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2004 Remuneration structure

Base salaries
Salaries for Executive Directors have been reviewed for 2004 in line with the policy set out on page 38. The average increase was 4.9%.

Annual Incentive Plan
The target bonus opportunity available to Executive Directors for 2004 will be 50% of salary. A maximum opportunity of 100% of salary will be possible for significant over-achievement of the pre-set targets. Bonus targets for Executive Directors will be focused on the delivery of profit, cash flow and the achievement of key strategic objectives. These measures are consistent with the Group’s performance targets contained in the strategic update announced during 2003. The Remuneration Committee retains discretion in the final determination of awards by taking into account the Group’s broader performance in addition to the achievement of the specified financial targets.

Performance Growth Plan
The PGP makes conditional awards of ICI shares to Executive Directors which are linked to performance over a fixed three-year period, measured as follows:

•	for the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSR of each of the companies in ICI’s Peer Group as set out below. TSR is the change in share price plus reinvested dividends;

•	for the other Executive Directors, each of whom has responsibility for the performance of one of ICI’s International Businesses, reward will also be based on the performance of their Business:

• 50% of their award will depend on the Economic Profit performance over three years of the Business for which the Executive Director is responsible. Economic Profit is based on profit after tax less a charge for the use of capital;

• the other 50% of their award will be based on the TSR performance of the Company relative to the Peer Group;

•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, not withstanding the relative TSR achieved.

The maximum conditional award to be made in 2004 will be 100% of base salary (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at position three or higher out of the seventeen companies (including ICI) in the Peer Group. For achieving median TSR performance (position nine out of seventeen), 40% of this maximum award will be paid. Awards are pro-rated between positions nine and three. No award will be paid for below median TSR performance (below position nine out of seventeen).

TSR has been selected as a performance condition as it will reward any relative out-performance of ICI versus its global competitors. TSR calculations are performed independently by Mercer Human Resource Consulting and are approved by the Remuneration Committee.

For those Directors accountable for the International Businesses, Economic Profit has been selected as it is a critical measure of profitable growth and efficient use of capital to generate sustainable shareholder value. The Economic Profit targets for each Business, which are set by the Remuneration Committee, are designed to be as demanding as the TSR measure.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is no dilution of the Company’s issued share capital as the shares are purchased in the market.

The Peer Group for the TSR element represents ICI’s key global competitors and comparable companies, selected on the basis of market location, size, portfolio and performance. The Peer Group of companies for the conditional awards to be made in 2004 is: Air Products and Chemicals; Akzo Nobel; The BOC Group; Clariant; Crompton Corporation; Cytec Industries; Ciba Specialty Chemicals; Danisco; Degussa; Givaudan; Henkel; H.B. Fuller Company; International Flavors & Fragrances; Rhodia; Rohm and Haas Company; The Sherwin-Williams Company.

Executive Share Option Plan
A new executive share option plan (the Plan) will be recommended for approval by shareholders at the 2004 Annual General Meeting. Details of the Plan are contained in the 2004 Chairman’s letter to shareholders. Subject to approval, the Plan will allow for option grants to vest and to become exercisable provided demanding Earnings per Share (EPS) performance conditions are met. EPS has been selected because it is the quantifiable outcome of the key targets set by the Board in the areas of sales growth, trading profit margin and Return on Capital Employed. The EPS targets for the 2004 grant take into account ICI’s current restructuring programme as well as organic growth. For awards to be made in 2004, these targets and corresponding vesting levels will be defined relative to the achievement of specific EPS amounts in 2006.

	Earnings per Share for 2006	Options vesting as a multiple of salary at grant UK:	Options vesting as a multiple of salary at grant USA:
Less than	25.0p	nil	nil
	25.0p	1 times salary	1.5 times salary
	27.9p	2 times salary	3 times salary
	30.7p	3 times salary	4.5 times salary

The Committee may reduce the awards that vest having regard to the underlying performance of ICI and the extent to which EPS performance reflects progress towards the financial targets contained in the strategic update announced during 2003.

These targets are challenging. To achieve the minimum performance threshold for vesting of 25.0p EPS in 2006 will require 35% growth relative to 2003. This is very aggressive relative to market practice and takes account of EPS benefits arising from ICI’s restructuring programme announced in July 2003. Such high growth levels are therefore unlikely to be sustainable for subsequent grants, though the Remuneration Committee will set targets that remain competitively demanding.

The numbers of shares vesting will be pro-rated, on a straight-line basis, between points on the above scale.

There will be no retesting of these conditions after the three-year performance period.

Options under the Plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The shares to meet options exercised will be either bought in the market or provided by a new issue of shares.

It is intended, subject to shareholder approval at the 2004 AGM, to make option grants to Executive Directors in accordance with these criteria shortly after that meeting.

Earnings per share
For the purpose of calculations in connection with the Plan, EPS will be measured in accordance with the rules for calculating “Diluted EPS” as set out in UK FRS No.14, excluding any element relating to exceptional items and / or goodwill amortisation.

ICI ANNUAL REPORT AND ACCOUNTS 2003	39

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remuneration report

2003 Actual remuneration

Base salaries
Salaries for Executive Directors were reviewed and increased with effect from 1 January 2003. Individual increases ranged from 4% to 10% and salaries remain around or below the market median. Details are shown in the Directors emoluments table on page 41.

Annual Incentive Plan
The bonus opportunity available to Executive Directors for 2003 for the achievement of on-target performance was 50% of base salary, with a maximum opportunity of 100% of base salary for significant over-achievement. Target and maximum bonus levels were last changed in 2002 and increased at that time to align with median market practice of large UK-based international companies. These levels remain around the current market median of the relevant national market.

The targets focused on the delivery of Economic Profit, cash generation and key strategic objectives. For 2003 Group Economic Profit performance was below the pre-set target level. Cash delivery was strong and performance targets here were largely met. The majority of key strategic objectives were achieved. Total payments to Executive Directors in respect of their 2003 Annual Incentive Plans were between threshold and target levels.

The payments under the 2003 Annual Incentive Plan are shown in the Directors’ emoluments table on page 41.

Long-term incentives
For the 2001 to 2003 performance period of the Performance Growth Plan, ICI’s Total Shareholder Return ranked 15 out of the 17 companies in the Peer Group and, as a result, all awards under the TSR performance measure for this cycle lapsed.

Total Shareholder Return
ICI and Peer Group Companies
1 January 2001 to 31 December 2003

One Director received an award under the Economic Profit measure and this is shown on page 42 together with details of the performance achieved.

Share options granted up to and including 2003 were subject to a three year performance test with subsequent re-testing. No further grants will be made under this option plan. The shares to meet options granted under this plan do not dilute ICI’s issued share capital as they are bought in the market.

The total number of shares committed under all ICI share option schemes during the three years to 31 December 2003 is set out in note 23 to the Accounts on page 84.

The total number of options to be satisfied by the issue of new shares which is relevant to dilution limits is 1.1% of the share capital in issue and is in respect of grants made primarily under the UK all-employee Sharesave Scheme. Since 1994, all other schemes have operated using shares purchased in the market by an employee benefit trust. Details of shares held in this trust are on page 83.

Performance graphs
(not subject to audit)

The first graph shows ICI’s five year performance versus the Peer Group of companies for the TSR performance condition for PGP awards. As required by the disclosure legislation, the second graph illustrates the performance of ICI and a “broad equity market index” over the past five years. The index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five year period.

Five-year cumulative
Total Shareholder Return:
ICI and Peer Group Indices
1 January 1999 = 100

Source: Mercer Human Resource Consulting/
Thompson Financial Datastream

Five-year cumulative
Total Shareholder Return:
ICI and FTSE 100 Indices
1 January 1999 = 100

40	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Directors’ emoluments
(audited)

		Base salary and fees (note 1)		Annual incentive payments		Benefits and other emoluments (note 2)		Compensation for loss of office (note 3)		Total (note 4)

		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Notes	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Lord Trotman	5	200	200							200	200

P B Ellwood	1,5,6	51								51

Dr J D G McAdam	1,5,7,8,9	522	347	252	248	18	37			792	632

D C M Hamill	1,2,5	25				6				31

W H Powell	10	435	454	97	291	16	15			548	760

T A Scott	7	355	307	139	218	22	38			516	563

A Baan	11	30	30							30	30

Lord Butler	11	40	38							40	38

J T Gorman	11	40	40							40	40

R N Haythornthwaite	6,11	40	40							40	40

Directors who resigned during 2003

Dr B R O’Neill	1,3,5,7	178	615	–	361	12	39	645		835	1,015

P J Drechsler	1,3,5,7	79	325	–	63	8	34	342		429	422

Total		1,995	2,396	488	1,181	82	163	987	–	3,552	3,740

(1)	The figures reported above are also the annual base salary or fee in payment at 31 December 2003 except in respect of Dr J D G McAdam whose annual base salary at that date was £600,000, Mr P B Ellwood whose annual fee at that date was £100,000, and Mr D C M Hamill whose annual base salary was £390,000. For Dr B R O’Neill and Mr P J Drechsler the figures relate to the part year prior to their resignations.

(2)	Includes non-cash benefits relating to medical insurance, company car, and life and long-term disability insurance (where not provided within pension benefit plans) except that Mr D C M Hamill’s benefits also include a retirement benefit allowance payable in cash – see note 6 to retirement benefits table on page 45.

(3)	The figures for compensation for loss of office include all amounts paid or payable at 31 December 2003 under agreements relating to Dr B R O’Neill and Mr P J Drechsler in respect of termination of their employment as detailed on page 48. Subject to mitigation, future payments may be required to be made to Dr O’Neill amounting to £296,000 and to Mr Drechsler amounting to £100,000.

(4)	No payments were made during 2003 or 2002 in connection with expense allowances paid in respect of qualifying services chargeable to UK income tax.

(5)	Mr P J Drechsler and Dr B R O’Neill resigned as Executive Directors on 24 March 2003 and 8 April 2003 respectively. Dr J D G McAdam was appointed as Chief Executive on 9 April 2003, Mr P B Ellwood was appointed as a Non-Executive Director and Deputy Chairman on 27 June 2003 and Mr D C M Hamill was appointed as an Executive Director on 8 December 2003. Lord Trotman retired on 31 December 2003 and Mr Ellwood was appointed Chairman with effect from 1 January 2004. All amounts reported for these individuals are in respect of the part of the year for which they were employed as Directors.

(6)	Mr P B Ellwood and Mr R N Haythornthwaite elected to receive part of their fees for 2003 in the form of ICI Ordinary Shares.

(7)	On 24 February 2003, Dr J D G McAdam, Dr B R O’Neill, Mr P J Drechsler and Mr T A Scott became entitled to matched shares provided by the Company under the Bonus Conversion Plan in respect of their 1999 bonus, the last year in respect of which this plan operated. Under this plan a bonus recipient could elect to have shares purchased with part or all of their net bonus after tax. After three years, shares purchased in the plan were released, and matched by an equal number of shares by the Company, provided the individual remained employed by the Company. During 2003, Dr McAdam received 28,024 matching shares, with a market value of £43,998 (2002 nil); Dr O’Neill received 51,043 matching shares with a market value of £80,138 (2002 nil); Mr Drechsler received 25,447 matching shares with a market value of £39,952 (2002 9,450 shares with a market value of £29,200); and Mr Scott received 8,340 matching shares with a market value of £13,094 (2002 4,621 shares with a market value of £14,279). The bonus shares were originally purchased on 24 February 2000 at £2.566 per share (as adjusted for the Rights Issue in 2002).

(8)	The increase in base salary for Dr J D G McAdam in 2003 reflects his promotion to the role of ICI Chief Executive.

(9)	During the year to 31 December 2003, Dr J D G McAdam received fees as a Non-Executive Director of Severn Trent Plc comprising £28,541 of which £2,708 was delivered in the form of Severn Trent Plc ordinary shares.

(10)	In 2003 Mr W H Powell received a base salary of US$710,000 (2002 US$682,500). The year on year reduction in the sterling value in the table is due to translation at the average exchange rate for each year.

(11)	For 2003 the remuneration of Non–Executive Directors comprised an annual fee of £30,000 (2002 £30,000). An additional £10,000 per annum (2002 £10,000) was paid to the Chairman of a Board Committee and, with effect from 1 April 2002, to Lord Butler due to his position as Senior Independent Director.

(12)	The aggregate emoluments paid or payable to directors in respect of qualifying services, which comprise base salary and fees, annual incentive payments, benefits and other emoluments totalled, £2,565,000 (2002 £3,740,000).

ICI ANNUAL REPORT AND ACCOUNTS 2003	41

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remuneration report

Awards under Performance Growth Plan
(audited)

	Notes	Date of award	Share price determining award (note1)	Ordinary Shares that would be awarded for median TSR/on target Economic Profit performance		Maximum number of Ordinary Shares that could be awarded		Performance period
				TSR	Economic Profit	TSR	Economic Profit
				measure	measure	measure	measure

Directors as at 31 December 2003

Dr J D G McAdam	2	05.03.01	4.37	15,536	15,536	38,841	31,072	01.01.01–31.12.03

		28.03.02	3.25	20,949	20,949	52,373	41,898	01.01.02–31.12.04

		24.02.03	2.37	63,292	n/a	142,405	n/a	01.01.03–31.12.05

	3	11.08.03	2.37	29,535	n/a	89,662	n/a	01.01.03–31.12.05

W H Powell	2,4	05.03.01	4.37	47,976	47,976	117,276	95,952	01.01.01–31.12.03

	4	28.03.02	3.25	65,316	65,316	159,664	130,636	01.01.02–31.12.04

	4	24.02.03	2.37	85,144	85,144	208,124	170,288	01.01.03–31.12.05

T A Scott	2	05.03.01	4.37	22,847	n/a	57,115	n/a	01.01.01–31.12.03

		28.03.02	3.25	40,050	n/a	100,123	n/a	01.01.02–31.12.04

		24.02.03	2.37	59,916	n/a	149,789	n/a	01.01.03–31.12.05

Directors who resigned during 2003

Dr B R O’Neill	2	05.03.01	4.37	56,202	n/a	140,504	n/a	01.01.01–31.12.03

(all awards lapsed 21.05.03)		28.03.02	3.25	75,786	n/a	189,463	n/a	01.01.02–31.12.04

		24.02.03	2.37	110,549	n/a	276,371	n/a	01.01.03–31.12.05

P J Drechsler	2	05.03.01	4.37	14,393	14,394	35,985	28,787	01.01.01–31.12.03

(all awards lapsed 16.06.03)		28.03.02	3.25	19,409	19,409	48,521	38,818	01.01.02–31.12.04

		24.02.03	2.37	27,848	27,848	69,620	55,696	01.01.03–31.12.05

(1)	The number of shares comprising the PGP awards is determined by the average share price of ICI Ordinary Shares for the month of December prior to the commencement of the performance period. In the case of the grants made on 5 March 2001 and 28 March 2002 the December average share price shown in the table is adjusted for the effect of the Rights Issue. In accordance with the disclosure legislation the Company is required to state the market price of its shares on the date of the award and these were as follows: 5 March 2001 £5.33, 28 March 2002 £3.42, 24 February 2003 £1.57 and 11 August 2003 £1.63. The price for 2001 is not adjusted for the impact of the Rights Issue.

(2)	The conditional share award in the table above made on 5 March 2001 is stated after an increase due to the impact of the Rights Issue, using an adjustment factor as determined by the Remuneration Committee.

(3)	On appointment as Chief Executive Dr J D G McAdam received a supplementary award for 2003 in accordance with the increase in his salary on appointment.

(4)	Mr W H Powell’s awards are in the form of ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

(5)	Prior to being appointed Directors, Mr W H Powell and Mr T A Scott participated in cash based long-term incentive plans operated by the Group. The performance period relating to these awards ended on 31 December 2002. Mr Powell received no payment in respect of his units and Mr Scott received £9,773 in respect of his service as a Director during the performance period.

(6)	No variations to awards were made during 2003.

Shares vested under the Performance Growth Plan
(audited)

The following shares in respect of the performance period 1 January 2001 to 31 December 2003 vested on 6 February 2004.

	Ordinary Shares vested			Percentage of maximum number of Ordinary
Shares that could be awarded
	Number of shares	Share price at	Value of shares	TSR	Economic	Total
	vested	date of	at date of	measure	Profit
		vesting	vesting		measure
		£	£	%	%	%

Dr J D G McAdam	20,088	2.18	43,792	–	65	29

For comparative purposes, the value of shares vesting in 2002 was £38,422.

The award vesting to Dr J D G McAdam is in respect of his employment as the Chairman and Chief Executive of ICI Paints. Growth in Economic Profit for ICI Paints was above the target levels for the Business and this is reflected in the shares vested to Dr McAdam. The awards to Mr W H Powell and Mr T A Scott for the 2001 to 2003 performance period lapsed. The award, based on the TSR condition, to Dr McAdam also lapsed.

42	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Directors’ interests in share options
(audited)

Individual annual option grants to Executive Directors during 2003 were in a range of 125% to 250% of salary, reflecting market practice (UK or US, as appropriate). Grants were made subject to a performance condition that over a three-year period in the life of the option the growth in ICI’s earnings per share (excluding amortisation of goodwill and exceptional items) must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. In the light of the Company’s current business outlook and the quantum of the grants involved, the Remuneration Committee considered this to be an appropriately challenging condition for option grants made in 2003. These were the last grants to be made under the current scheme. The Performance Condition that will apply to the new option plan, subject to shareholder approval, is set out on page 39.

No gains were realised on the exercise of share options during 2003 or 2002.

		Options		Options		Options
		outstanding at		granted		lapsed during
		1 January 2003		during 2003		2003		Options outstanding at 31 December 2003
		(note 1)		(note 2)
		Number of		Number of		Number of		Number of		Exercise	Date of	Earliest date	Latest
		shares		shares		shares		shares		price	grant	from which	expiry
								(note 3)				exercisable	date
	notes									£		(note 4)

Directors as at 31 December 2003

Dr J D G McAdam		24,545						24,545		10.077	18.05.98	18.05.01	17.05.08

	5	108,121						108,121		5.454	29.04.99	29.04.02	28.04.09

		90,416						90,416		4.242	21.02.00	21.02.03	20.02.10

		138,564						138,564		4.292	05.03.01	05.03.04	04.03.11

		149,647						149,647		2.840	13.03.02	13.03.05	12.03.12

				465,251				465,251		1.340	17.03.03	17.03.06	16.03.13

	6			654,761				654,761		1.680	11.08.03	11.08.06	10.08.13

		532	†			(532	)†	–		3.038	08.12.00	01.02.06	31.07.06

		6,319	†			(6,319	)†	–		2.366	12.12.01	01.02.07	31.07.07

				8,145	†			8,145	†	1.580	11.12.03	01.02.09	31.07.09

D C M Hamill				386,138				386,138		2.020	10.12.03	10.12.06	09.12.13

W H Powell	3,7	39,104						39,104		8.466	04.08.97	04.08.00	03.08.07

		31,284						31,284		10.077	18.05.98	18.05.01	17.05.08

		92,380						92,380		4.482	08.03.99	08.03.02	07.03.09

		98,708						98,708		5.690	28.05.99	28.05.02	27.05.09

		192,696						192,696		4.242	21.02.00	21.02.03	20.02.10

		272,816						272,816		4.292	05.03.01	05.03.04	04.03.11

		337,452						337,452		2.840	13.03.02	13.03.05	12.03.12

				820,808				820,808		1.340	17.03.03	17.03.06	16.03.13

T A Scott		9,863						9,863		10.077	18.05.98	18.05.01	17.05.08

	5	25,311						25,311		5.454	29.04.99	29.04.02	28.04.09

		46,386						46,386		4.242	21.02.00	21.02.03	20.02.10

		116,440						116,440		4.292	05.03.01	05.03.04	04.03.11

		143,045						143,045		2.840	13.03.02	13.03.05	12.03.12

				440,438				440,438		1.340	17.03.03	17.03.06	16.03.13

		2,412	†					2,412	†	3.943	02.10.98	01.12.03	31.05.04

		1,367	†					1,367	†	4.092	26.11.99	01.02.05	31.07.05

		532	†					532	†	3.038	08.12.00	01.02.06	31.07.06

				4,694	†			4,694	†	1.580	11.12.03	01.02.09	31.07.09

†	Grants awarded under the UK all-employee Sharesave Scheme in which UK Executive Directors may participate. No performance conditions are attached to options granted under this scheme as it is an all–employee share option scheme.

ICI ANNUAL REPORT AND ACCOUNTS 2003	43

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remuneration report

Directors’ interests in share options (continued)
(audited)

		Options		Options	Options		Options outstanding at 31 December 2003
		outstanding at		granted	lapsed during
		1 January 2003		during 2003	2003
		(note 1)		(note 2)
		Number of		Number of	Number of	Number of	Exercise	Date of	Earliest date	Latest
		shares		shares	shares	shares	price	grant	from which	expiry
						(note 3)			exercisable	date
	note						£		(note 4)

Directors who resigned during 2003

Dr B R O’Neill	8	123,474				123,474	10.077	18.05.98	18.05.01	30.04.05

	5	302,373				302,373	5.454	29.04.99	29.04.02	30.04.05

		270,957				270,957	4.242	21.02.00	21.02.03	30.04.05

		322,249				322,249	4.292	05.03.01	05.03.04	30.04.05

		324,823				324,823	2.840	13.03.02	13.03.05	30.04.05

				975,167	(975,167)	–	1.340	17.03.03	17.03.06	21.05.03

		6,991	†		(6,991)†	–	2.366	12.12.01	01.02.07	21.05.03

P J Drechsler	8	45,554			(45,554)	–	5.039	22.03.93	22.03.96	21.03.03

		13,605			(13,605)	–	5.528	24.06.93	24.06.96	23.06.03

		5,658				5,658	6.217	09.05.95	09.05.98	08.05.05

		6,501			(6,501)	–	7.454	07.05.96	07.05.99	16.06.03

		11,919			(11,919)	–	8.466	04.08.97	04.08.00	16.06.03

		22,314				22,314	10.077	18.05.98	18.05.01	16.06.05

	5	100,790				100,790	5.454	29.04.99	29.04.02	16.06.05

		84,231			(84,231)	–	4.242	21.02.00	21.02.03	16.06.03

		128,375			(128,375)	–	4.292	05.03.01	05.03.04	16.06.03

		138,644			(138,644)	–	2.840	13.03.02	13.03.05	16.06.03

				307,835	(307,835)	–	1.340	17.03.03	17.03.06	16.06.03

		931	†		(931)†	–	3.038	08.12.00	01.02.06	16.06.03

		5,592	†		(5,592)†	–	2.366	12.12.01	01.02.07	16.06.03

†	Grants awarded under the UK all-employee Sharesave Scheme in which UK Executive Directors may participate. No performance conditions are attached to options granted under this scheme as it is an all–employee share option scheme.

(1)	No variations were made to Directors’ options or the terms and conditions of any Directors’ options during the year 2003 or the period ended 9 February 2004.

(2)	No amount was paid for the award of any options.

(3)	Grants made under the share option scheme have been made subject to an earnings per share performance condition outlined in the first paragraph on page 43. The grant to Mr W H Powell in 1997 is an exception as it was made before he was appointed a Director and is not subject to a performance condition, in accordance with ICI’s practice in the USA at that time. Options granted in 2001 failed to meet their performance condition on their first test. The options granted in 2000 which have yet to meet their performance condition, again failed on re-testing. The performance conditions relating to these options will be retested in one year’s time.

(4)	The earliest date from which an option is exercisable is subject to any outstanding performance condition being met.

(5)	In accordance with the Listing Rules of the Financial Services Authority, the annual grant of share options made on 29 April 1999 to certain Executive Directors and certain individuals involved with the then proposed disposal of businesses to Huntsman ICI Holdings LLC was delayed. As a result of this delay, those participants were granted fewer options at a higher exercise price than would have been the case had the grants been made to them at the same time as they were made to all other participants at an exercise price of £4.33 (adjusted for the Rights Issue). The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.

(6)	Following his appointment as Chief Executive Dr J D G McAdam received a one-off option grant of two times salary in addition to his annual grant.

(7)	Mr W H Powell’s options are awarded in the form of Stock Appreciation Rights, denominated in ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share option equivalents at the price of the ICI shares at the date of grant. Any gain on exercise of these awards is delivered in the form of ADRs.

(8)	In accordance with their departure terms, options granted in 2003 to Dr B R O’Neill and Mr P J Drechsler were lapsed. As set out on page 48, Dr O’Neill and Mr Drechsler retained certain other options that were granted under the ICI Senior Staff Share Option Scheme. These options have been retained for period of up to two years and remain subject to any performance conditions prevailing at the date of termination of employment of these Directors. Option grants under the UK all-employee Sharesave Scheme lapsed.

(9)	The market price of the shares at 31 December 2003 was £1.99 and the range during 2003 was £0.90 to £2.375. The Register of Directors’ Interests (which is open to inspection by shareholders) contains full details of Directors’ shareholdings and options to subscribe for shares.

(10)	The Chairman and Non-Executive Directors are not eligible for share option grants.

(11)	During the period 1 January 2004 to 9 February 2004 there were no changes in the interests of Directors in options.

44	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Retirement benefits
Details of the accrued pension to which each Director is entitled on leaving service, and the transfer value of those accrued pensions are shown in the table below. A transfer value is the present value lump sum equivalent of the accrued pension and is calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

Directors’ pension benefits
(audited)

			Defined benefit pension plans				Defined contribution
							pension plans

		Additional	Accrued	Transfer value	Transfer value	Increase in	Contributions	Contributions
		pension	pension at	of accrued	of accrued	transfer value	2003	2002
		accrued	31 December	pension at	pension at	of accrued
		in 2003	2003	1 January	31 December	pension
		(note 1)	(note 2)	2003	2003	during year
						(note 3)
	Notes	£000 p.a.	£000 p.a.	£000	£000	£000	£000	£000

Dr J D G McAdam	4,5	134	362	3,011	5,276	2,242	–	–

D C M Hamill	6	n/a	n/a	n/a	n/a	n/a	2	–

W H Powell	7	22	299	3,529	4,051	522	15	23

T A Scott	4	26	143	715	1,032	302	–	–

Directors who resigned in 2003

Dr B R O’Neill	8	1	8	81	99	16	46	155

P J Drechsler	9	6	144	979	1,204	216	–	–

(1)	The additional annual pension accrued during the year, payable at normal retirement age (or date of retirement).

(2)	The accrued annual pension at the end of the year (or date of termination of employment), payable at normal retirement age (or date of retirement).

(3)	The changes in transfer values (which are net of contributions by Directors) over the year reflect any changes in pensionable pay and the service of each Director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns.

(4)	Dr J D G McAdam and Mr T A Scott participate in the ICI Specialty Chemicals Pension Fund. Pensionable salary under this plan includes annual bonus, subject to a maximum of 20% of base salary for Dr McAdam and 15% of base salary for Mr Scott. The pensionable element of bonus is particular to these two Executive Directors and reflects their terms of employment and continuous pensionable service prior to their transfer from Unilever to ICI in 1997, on the acquisition of certain specialty chemicals businesses. This pensionable bonus element entitlement has been frozen since the time of transfer and has not been increased in line with increases in ICI’s bonus levels.

(5)	The increase in transfer value for Dr J D G McAdam reflects the increase in salary on his promotion to Chief Executive and the effect of this on his 29 years accrued pensionable service. This increase is in accordance with the rules of the ICI Specialty Chemicals Pension Fund.

(6)	Mr D C M Hamill participates in the ICI UK Retirement Plan, a defined contribution plan, in respect of base salary up to the Inland Revenue earnings cap (currently £99,000 for 2003/4). He also receives a retirement benefits allowance, payable in cash and subject to income tax, in respect of base salary above this cap. This allowance is reported in the Directors’ emoluments table on page 41 and for the period from his appointment as a Director on 8 December totalled £5,073.

(7)	Mr W H Powell participates in the National Starch and Chemical Company Pension Plan for Salaried Employees and the Supplementary Retirement and Savings Plan of National Starch and Chemical Company. Under these Plans, pension is based on average pay, including annual bonus, during the previous five years, during which time Mr Powell was promoted to Chairman and Chief Executive Officer of National Starch and Chemical Company. He also participates in two defined contribution plans, for which the employer’s contributions are set out above. Mr Powell’s figures reflect not only the change in value of benefits but also changes in exchange rates used for the translation to sterling.

(8)	Dr B R O’Neill, who resigned on 8 April 2003, participated in the ICI Pension Fund in respect of base salary up to the Inland Revenue earnings cap (currently £99,000 for 2003/4). He also belonged to a funded unapproved retirement benefits scheme, in respect of base salary above this cap, for which the contributions are subject to income tax and are set out above. Data relates to the date of Dr O’Neill’s termination of employment, or the part-year ending on that date, as appropriate.

(9)	Mr P J Drechsler, who resigned on 24 March 2003, participated in the ICI Pension Fund. Data relates to the date of Mr Drechsler’s termination of employment, or the part-year ending on that date, as appropriate.

(10)	No Director received an enhancement to his contractual pension benefit during the year with the exception of variations in accordance with Dr B R O’Neill’s and Mr P J Drechsler’s termination agreements as set out on page 48.

(11)	The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit plans which are calculated on an alternative basis to those disclosed in the table above.

• Additional annual pension accrued in 2003 (net of inflation): Dr J D G McAdam £127,380; Mr W H Powell £21,581; Mr T A Scott £21,810; Dr B R O’Neill £590; Mr P J Drechsler £1,380.

• Transfer values at 31 December 2003 of the increase in accrued pension (net of inflation and contributions by the Director): Dr J D G McAdam £1,866,300; Mr W H Powell £522,457; Mr T A Scott £143,200; Dr B R O’Neill £5,000; Mr P J Drechsler £2,300.

ICI ANNUAL REPORT AND ACCOUNTS 2003	45

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remuneration report

Directors’ interests in shares
(audited)
	Notes	1 January	31 December
		2003	2003
		or date of
ICI Ordinary Shares		appointment

Lord Trotman	1	76,090	75,272

P B Ellwood		–	6,746

Dr J D G McAdam	2,3	33,018	111,068

D C M Hamill	3	–	–

W H Powell	3,4	76,012	76,012

T A Scott	2,3	28,308	46,648

A Baan		3,791	10,000

Lord Butler		1,636	1,636

J T Gorman	5	13,524	14,184

R N Haythornthwaite		6,666	12,791

Consistent with the policy on personal shareholding, no Executive Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

In addition to the interests in the table above, on 6 February 2004 Dr J D G McAdam became entitled to Ordinary Shares awarded to him under the Performance Growth Plan (PGP), as detailed in the table of “Shares Vested” on page 42. Dr J D G McAdam, Mr T A Scott and Mr W H Powell have conditional interests in PGP awards made in 2002 and 2003, as set out on page 42.

All shares held by Directors are held beneficially.

(1)	Lord Trotman’s interest in shares at 1 January 2003 comprised 818 Ordinary Shares and 18,818 ADRs (representing 75,272 Ordinary Shares). As at 31 December 2003 his interest in shares comprised 18,818 ADRs (representing 75,272 Ordinary Shares).

(2)	At 1 January 2003 Dr J D G McAdam and Mr T A Scott each had a contingent interest in matched shares provided in respect of the 1999 bonuses under the Bonus Conversion Plan. This plan operated for the last time in respect of that year. As described in note 7 to the Directors’ emoluments table on page 41, during 2003 Dr McAdam and Mr Scott acquired a beneficial interest in these shares.

(3)	Dr J D G McAdam, Mr D C M Hamill, Mr W H Powell and Mr T A Scott are potential beneficiaries of the Company’s employee benefit trust, which is used to satisfy awards under the senior staff share plans, and are therefore treated as interested in the 8.7m (2002 9.3m) shares, including ADRs expressed as Ordinary Share equivalents held by the trustee at 31 December 2003. Their interests at 9 February 2004 were 8.7m shares.

(4)	Mr W H Powell’s interest in shares at 1 January 2003 and at 31 December 2003 comprised 16 Ordinary Shares and 18,999 ADRs (representing 75,996 Ordinary Shares).

(5)	Mr J T Gorman’s interest in shares at 1 January 2003 comprised 3,381 ADRs (representing 13,524 Ordinary Shares) and at 31 December 2003 comprised 3,546 ADRs (representing 14,184 Ordinary Shares).

During the period 1 January 2004 to 9 February 2004 there were no changes in the interests of Directors in shares other than as set out above in respect of the employee benefit trust.

46	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Remuneration policy for Chairman and Non-Executive Directors
The remuneration policy for the Chairman is determined by the Remuneration Committee.

The remuneration policy for Non-Executive Directors is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a Non-Executive Director of the Company and an additional fee for acting as the Chairman of a Board Committee or as the Senior Independent Director.

The Chairman and Non-Executive Directors are not eligible to participate in incentive plans.

ICI operates a scheme which enables the Chairman and Non-Executive Directors to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration Committee

Role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office.

The Committee is comprised exclusively of the independent Non-Executive Directors of the Company. The members of the Remuneration Committee during the year were:

Mr R N Haythornthwaite (Chairman)
Mr A Baan
Lord Butler
Mr P B Ellwood
Mr J T Gorman.

Mr Ellwood ceased to be a member of the Remuneration Committee on his appointment as Chairman on 1 January 2004.

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with The Combined Code on Corporate Governance appended to the Financial Services Authority Listing Rules.

The terms of reference of the Committee are available on the Company’s website, (www.ici.com) or on request, from the Company Secretariat at the Registered Office.

Advisers
To ensure that ICI’s remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from independent and experienced international consultants. Since 1 January 2003, the Committee has received material advice from Towers Perrin, Mercer Human Resource Consulting and New Bridge Street Consultants. These advisers have been appointed by the Remuneration Committee. The terms of engagement are available on the Company’s website (www.ici.com) or on request from the Company Secretariat at the Registered Office. In relation to their services provided to the Group, Towers Perrin also provides actuarial and administrative services in respect of the Group’s pension plan in the Netherlands and all three consultants provide certain employee benefit services and/or remuneration advice to the Group below Board level. The Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Compensation & Benefits are normally invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning the detail of their own personal remuneration. The Company Secretary acts as Secretary to the Committee.

Directors’ service agreements and letters of engagement
(not subject to audit)

Executive Directors
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The dates of current Executive Directors’ service agreements, the dates on which their appointments took effect and the current expiry dates of their agreements are as follows:

Executive Directors	Date of service agreement	Effective date	Expiry date

Dr J D G McAdam	14.10.03	09.04.03	Terminable on 12 months’ notice

D C M Hamill	28.10.03	08.12.03	Terminable on 12 months’ notice

W H Powell	17.02.00	02.02.00	Terminable on 12 months’ notice (note 1)

T A Scott	11.05.01	23.05.01	Terminable on 12 months’ notice (note 2)

(1)	Mr W H Powell’s appointment as an Executive Director of the Company, which is non-remunerative, is terminable by either party giving not less than 12 months’ notice in writing. Mr Powell is separately employed by National Starch and Chemical Company as Chairman and Chief Executive and this employment is terminable on 12 months’ notice.

(2)	In addition to the normal notice provisions, the Company may also terminate Mr T A Scott’s service agreement at any time with immediate effect on payment in lieu of notice equivalent to 12 months’ gross base salary together with the gross value of the other benefits Mr Scott is entitled to receive under his service agreement (see the table of Directors’ emoluments on page 41 for a description of these benefits) as at the date of termination.

There are no express provisions for compensation payable upon early termination of an Executive Director’s contract other than as detailed above.

ICI ANNUAL REPORT AND ACCOUNTS 2003	47

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remuneration report

Compensation for loss of office
Dr B R O’Neill and Mr P J Drechsler resigned as Executive Directors of the Company on 8 April 2003 and 24 March 2003, respectively. Both were on contracts terminable on 12 months’ notice, and with no express provisions for compensation payable upon early termination.

The following departure terms were agreed and are considered consistent with current best market practice. In particular it was agreed that payments would be phased, with associated mitigation, in compliance with ICI’s remuneration policy.

Dr B R O’Neill
•	Lump sum payments on termination of employment for six months’ salary and funded unapproved retirement benefit scheme (FURBS)
contributions.

•	Further subsequent phased payments of up to six months’ salary contributions reduced by any income received from other employment.

•	Further subsequent phased payments of up to six months’ FURBS contributions reduced by any equivalent benefit from other employment.

•	Additional pensionable service credited under the ICI Pension Scheme (up to the earnings cap) in accordance with his 12 months’ notice provision.

•	Retention of other benefits (medical insurance, life and long-term disability insurance and company car), if no alternative secured through other employment, for the balance of his notice period.

•	Entitlement to receive a payment in respect of the financial performance measures under the 2003 Annual Incentive Plan, capped at target payment levels, if ICI meets certain Group financial performance targets for 2003 for Economic Profit and/or Business Cash Flow. Actual
2003 performance resulted in no payment being made under either measure.

•	All existing awards under the Performance Growth Plan lapsed.

•	Contractual entitlement to exercise for a period of two years from 21 May 2003 executive options previously granted under the ICI Senior
Staff Share Option Scheme other than options granted in 2003 that were lapsed on termination of employment. Such entitlement is subject to any performance conditions prevailing at the date of termination being met.

•	All entitlement to a retention arrangement agreed in 2002 lapses. This provided an additional cash sum for each of the years 2002 to 2005 inclusive, equal to 50% of the earned annual bonus of each of those years. The amount that lapsed was £180,500, in respect of 2002 bonus.

Mr P J Drechsler
•	Lump sum payment for six months’ salary paid on termination of employment.

•	Further subsequent phased payments of up to six months salary reduced by any income received from other employment.

•	Additional pensionable service credited under the ICI Pension Scheme, in accordance with his 12 months’ notice provision.

•	Retention of other benefits (medical insurance, life and long-term disability insurance cover, and company car), if no alternative secured through other employment, for the balance of his notice period.

•	All existing awards under the Performance Growth Plan lapsed.

•	Entitlement to exercise for a period of two years from 16 June 2003 certain executive options previously granted under the ICI Senior Staff
Share Option Scheme. These are in respect of options that were exercisable at his date of termination of employment. All other options, including the option granted in 2003, were lapsed.

Chairman and Non-Executive Directors
The dates of the Chairman’s and current Non-Executive Directors’ letters of engagement, the date on which their appointment took effect and the current expiry dates are as follows:

Chairman, Deputy Chairman	Date of letter	Effective date	Expiry date
and Non-Executive Directors	of engagement

Lord Trotman	31.01.02	01.01.02	Terminable on 12 months’ notice (note 1)

P B Ellwood	01.07.03	27.06.03	Terminable on 12 months’ notice (note 2)

A Baan	24.07.01	25.06.01	(note 3)

Lord Butler	12.06.98	01.07.98	(note 3)

J T Gorman	25.10.00	20.09.00	(note 3)

R N Haythornthwaite	22.02.01	20.02.01	(note 3)

(1)	Lord Trotman was appointed as a Non-Executive Director on 1 July 1997 and, by an agreement dated 31 January 2002 between ICI and Lord Trotman, as Chairman with effect from 1 January 2002. Lord Trotman retired on 31 December 2003.

(2)	Mr P B Ellwood was appointed as a Non-Executive Director and Deputy Chairman on 27 June 2003. He succeeded Lord Trotman as Chairman on 1 January 2004 under a letter of engagement dated 15 December 2003.

(3)	Non-Executive Directors are appointed for an unspecified term pursuant to letters of engagement. They stand for re-election at the first Annual General Meeting following appointment and stand for re-election by rotation under Article 96 of the Articles of Association of the Company. It is the normal practice of the Company for Non-Executive Directors to serve two terms of three years. Non-Executive Directors have no right to compensation on the early termination of their appointment.

On behalf of the Board

R N Haythornthwaite

Chairman of the Remuneration Committee

11 February 2004

48	ICI ANNUAL REPORT AND ACCOUNTS 2003

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directors’ responsibilities

Directors’ responsibilities in respect of the financial statements
Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and to enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have a general responsibility for taking such steps as are reasonably open to them for safeguarding the assets of the Group and to prevent and detect fraud and other irregularities.

ICI ANNUAL REPORT AND ACCOUNTS 2003	49

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independent auditor’s report

Independent Auditor’s report to the Members of Imperial Chemical Industries PLC
We have audited the financial statements on pages 52 to 112. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Report and the Directors’ remuneration report. As described on page 49, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditor, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 33 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report to be audited.

Opinion
In our opinion

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and

•	the financial statements and the part of the Directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
11 February 2004

50	ICI ANNUAL REPORT AND ACCOUNTS 2003

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contents to the accounts

ICI ANNUAL REPORT AND ACCOUNTS 2003	51

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Contents to the Accounts

accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC; the terms ‘ICI’ and ‘Group’ refer to the Company and its consolidated subsidiaries but not to its associates.

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The Group has elected to adopt the provisions of UITF 38 Accounting for ESOP Trusts in 2003 (see note 1). The following paragraphs describe the main accounting policies. The accounting policies of some overseas subsidiaries do not conform with UK Accounting Standards and, where appropriate, adjustments are made on consolidation in order to present the Group financial statements on a consistent basis. Note 41 describes the significant differences between UK GAAP and US Generally Accepted Accounting Principles (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP as a result of each difference.

Turnover
Turnover excludes Intra-Group sales and value added taxes. Revenue is recognised at the point at which title passes.

Depreciation
The Group’s policy is to write-off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly; however, the total lives approximate to 31 years for buildings and 13 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds its discounted estimated future cashflows the impairment is charged to the profit and loss account.

Pension costs
The pension costs relating to Group retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans which should be a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Exceptional items
Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the date of the Group balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included with net interest payable. Exchange differences on all other balances, except relevant foreign currency loans, are taken to operating profit. In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates are taken to reserves, as are differences arising on equity investments denominated in foreign currencies in the Company accounts. Differences on relevant foreign currency loans are taken to reserves and offset against the differences on net investments in both Group and Company accounts.

Financial derivatives
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps derivatives to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit. Other material instruments do not involve deferral since the profit impact they offset occurs during the terms of the contracts.

Foreign currency derivative instruments:
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments:
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements:
•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or returns on investments and servicing of finance, as appropriate, in the Statement of Group cash flow.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the sterling value of loans. In accordance with SSAP20 and FRS 3 exchange gains/losses are included in the Statement of Group total recognised gains and losses along with similar movements in the values of the investments being hedged.

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are revalued to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in operating profit.

52	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Contents to the Accounts

Financial derivatives (continued)
Forward currency contracts (continued)
Those contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains/losses being shown as part of the debt they are hedging. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the period of the contract. Realised and unrealised exchange gains/losses are shown in the financial statements in the same place as the underlying borrowing/deposit.

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as ‘other debtors’. At maturity, the option premia net of any realised gains on exercise, are taken to the financial statements as operating profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with net interest payable. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as ‘other debtors’. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

Associates
Associates are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. The Group’s share of the profits less losses from associates are included in the Group profit and loss account on the equity accounting basis. The holding value of associates in the Group balance sheet is calculated by reference to the Group’s equity in the net assets of such undertakings, as shown by the most recent accounts available. Interests in joint arrangements that are not entities are included proportionately in the accounts of the investing entity.

Investments
Investments are held at cost less provisions for impairment.

Taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in the tax computation, using current tax rates except as otherwise required by FRS 19. The Group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. Taxation on exchange differences on relevant foreign currency loans used to finance net investments in subsidiary undertakings and associates is taken to reserves to be consistent with the treatment of the underlying exchange differences on the loans and net investments.

Stock valuation
Finished goods, raw materials and other stocks are stated at the lower of cost and net realisable value, the first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Disposal provisions
The Group is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include pension liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Group based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Group’s control or are present obligations arising from past events that are not recognised as it is not probable a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Group reviews its obligations regularly and provides disclosures of its contingent liabilities in note 39.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. For purchased goodwill arising on acquisitions after 31 December 1997 goodwill is capitalised and amortised through the profit and loss account over a period of 20 years unless the Directors consider it has a materially different useful life, either on acquisition or subsequently, if a shorter life is indicated. For goodwill arising on acquisitions prior to 31 December 1997 purchased goodwill was charged directly to reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of goodwill exceeds it estimated recoverable amount, any impairment is charged to the profit and loss account. The estimated recoverable amount of goodwill is determined based on discounted projected future operating cash flows.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the assets and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The Group has elected to adopt early the provisions of UITF 38 Accounting for ESOP Trusts in these financial statements. Under the requirements of UITF 38 the shares held by the ESOP are stated at cost and deducted from shareholders’ funds.

ICI ANNUAL REPORT AND ACCOUNTS 2003	53

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Contents to the Accounts

group profit and loss account

for the year ended 31 December 2003

		2003

		Continuing operations				Discontinued		Total
						operations
		Before		Exceptional
		exceptional		items
		items
	notes	£m		£m		£m		£m

Turnover	4,5	5,849				–		5,849

Operating costs	3,5	(5,471)		(200)		–		(5,671)

Other operating income	5	16		–		–		16

Operating profit (loss)	3,4,5	394		(200)		–		194

After deducting goodwill amortisation	4	(36)		–		–		(36)

Share of operating profits less losses of associates	3,6	2		–		–		2

		396		(200)		–		196

Profits less losses on sale or closure of operations	3			41		(9)		32

Profits less losses on disposals of fixed assets	3			5		–		5

Amounts written off investments	3			(57)		–		(57)

Profit (loss) on ordinary activities before interest	4	396		(211)		(9)		176

Net interest (payable) receivable	7

Group		(92)		–		–		(92)

Associates		1		–		–		1

		(91)		–		–		(91)

Profit (loss) on ordinary activities before taxation		305		(211)		(9)		85

Taxation on profit (loss) on ordinary activities	8	(99)		52		6		(41)

Profit (loss) on ordinary activities after taxation		206		(159)		(3)		44

Attributable to minorities		(23)		(1)		–		(24)

Net profit (loss) for the financial year		183		(160)		(3)		20

Dividends	9							(74)

Profit (loss) retained for the year	24							(54)

Earnings (loss) per £1 Ordinary Share	10

Basic		15.5	p	(13.5	)p	(0.3	)p	1.7	p

Diluted		15.5	p	(13.5	)p	(0.3	)p	1.7	p

See accompanying notes to consolidated financial statements.

statement of group total recognised gains and losses

for the year ended 31 December 2003

2003
£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	18

Associates	2

20

Currency translation differences on foreign currency net investments and related loans	2

Taxation on translation differences on foreign currency loans	7

9

Total recognised gains and losses for the year	29

Prior year adjustment	22

Total gains and losses recognised since last annual report	51

54	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Contents to the Accounts
	2002								2001 (as restated – note 1)

	Continuing operations				Discontinued operations		Total		Continuing operations				Discontinued operations		Total
	Before		Exceptional						Before		Exceptional
	exceptional		items						exceptional		items
	items								items
	£m		£m		£m		£m		£m		£m		£m		£m

Turnover	6,125				–		6,125		6,425				–		6,425

Operating costs	(5,652)		–		–		(5,652)		(5,935)		(143)		–		(6,078)

Other operating income	23		–		–		23		46		–		–		46

Operating profit (loss)	496		–		–		496		536		(143)		–		393

After deducting goodwill amortisation	(37)		–		–		(37)		(37)		–		–		(37)

Share of operating profits less losses of associates	18		–		–		18		57		(9)		–		48

	514		–		–		514		593		(152)		–		441

Profits less losses on sale or closure of operations			40		10		50				(11)		18		7

Profits less losses on disposals of fixed assets			3		–		3				8		–		8

Amounts written off investments			(99)		–		(99)				–		–		–

Profit (loss) on ordinary activities before interest	514		(56)		10		468		593		(155)		18		456

Net interest (payable) receivable

Group	(123)		–		–		(123)		(162)		–		–		(162)

Associates	(28)		–		–		(28)		(67)		–		–		(67)

	(151)		–		–		(151)		(229)		–		–		(229)

Profit (loss) on ordinary activities before taxation	363		(56)		10		317		364		(155)		18		227

Taxation on profit (loss) on ordinary activities	(115)		1		3		(111)		(116)		48		(29)		(97)

Profit (loss) on ordinary activities after taxation	248		(55)		13		206		248		(107)		(11)		130

Attributable to minorities	(21)		(6)		–		(27)		(26)		(2)		–		(28)

Net profit (loss) for the financial year	227		(61)		13		179		222		(109)		(11)		102

Dividends							(88)								(116)

Profit (loss) retained for the year							91								(14)

Earnings (loss) per £1 Ordinary Share

Basic	20.4	p	(5.5	)p	1.2	p	16.1	p	25.5	p	(12.5	)p	(1.3	)p	11.7	p

Diluted	20.3	p	(5.5	)p	1.2	p	16.0	p	25.5	p	(12.5	)p	(1.3	)p	11.7	p

	2002	2001
		(as restated – note 1)
	£m	£m

Net profit (loss) for the financial year

Parent and subsidiary undertakings	192	94

Associates	(13)	8

	179	102

Currency translation differences on foreign currency net investments and related loans	(91)	(59)

Taxation on translation differences on foreign currency loans	34	(12)

	(57)	(71)

Total recognised gains and losses for the year	122	31

ICI ANNUAL REPORT AND ACCOUNTS 2003	55

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Contents to the Accounts

balance sheets

at 31 December 2003

		Group		Company

		2003	2002	2003	2002
			(as restated
			note 1)
	notes	£m	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	11	532	574	–	–

Tangible assets	4,12	1,794	1,961	68	78

Investments

Subsidiary undertakings	13			10,489	11,357

Participating and other interests	14	57	33	1	1

		2,383	2,568	10,558	11,436

Current assets

Stocks	15	626	651	27	29

Debtors	16	1,605	1,695	2,438	2,689

Investments and short-term deposits	17	345	285	–	–

Cash	33	249	267	9	21

		2,825	2,898	2,474	2,739

Total assets		5,208	5,466	13,032	14,175

Creditors due within one year

Short-term borrowings	18	(29)	(226)	–	–

Current installments of loans	20	(534)	(500)	–	(270)

Other creditors	19	(1,663)	(1,692)	(4,725)	(7,768)

		(2,226)	(2,418)	(4,725)	(8,038)

Net current assets (liabilities)		599	480	(2,251)	(5,299)

Total assets less current liabilities	4	2,982	3,048	8,307	6,137

Financed by

Creditors due after more than one year

Loans	20	1,353	1,363	133	136

Other creditors	19	18	32	3,450	1,573

		1,371	1,395	3,583	1,709

Provisions for liabilities and charges	21	1,092	1,121	207	171

Minority interests – equity		69	69

Shareholders’ funds – equity

Called-up share capital	23	1,191	1,191	1,191	1,191

Reserves

Share premium account		933	933	933	933

Own shares		(53)	(58)

Associates’ reserves		13	11

Profit and loss account		(1,634)	(1,614)	2,393	2,133

Total reserves	24	(741)	(728)	3,326	3,066

Total shareholders’ funds (page 57)		450	463	4,517	4,257

		2,982	3,048	8,307	6,137

See accompanying notes to consolidated financial statements.

Included within Group net current assets are debtors of £521m (2002 £545m) which fall due after more than one year. Included within the Company net current liabilities are debtors of £297m (2002 £327m) which fall due after more than one year.

The accounts on pages 52 to 112 were approved by the Board of Directors on 11 February 2004 and were signed on its behalf by:

P B Ellwood CBE Director

T A Scott Director

56	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Contents to the Accounts

statement of group cash flow

for the year ended 31 December 2003

		2003	2002	2001
	notes	£m	£m	£m

Net cash inflow from operating activities	25	539	623	637

Returns on investments and servicing of finance	26	(96)	(185)	(207)

Taxation		(37)	(35)	(58)

		406	403	372

Capital expenditure and financial investment	27	(138)	(184)	(206)

		268	219	166

Acquisitions and disposals

Acquisitions	28	(20)	(54)	(109)

Disposals	30	104	290	17

		84	236	(92)

Equity dividends paid		(86)	(106)	(185)

Cash inflow (outflow) before use of liquid resources and financing		266	349	(111)

Management of liquid resources	29	(194)	(13)	253

Financing

Issues of shares		–	807	–

Decrease in debt		(84)	(1,151)	(77)

	31	(84)	(344)	(77)

Increase (decrease) in cash	33	(12)	(8)	65

reconciliation of movements in shareholders’ funds

for the year ended 31 December 2003
		2003	2002	2001
			(as restated	(as restated
			note 1)	note 1)
	notes	£m	£m	£m

Net profit for the financial year		20	179	102

Dividends		(74)	(88)	(116)

Profit (loss) retained for the year		(54)	91	(14)

Issues of ICI Ordinary Shares		–	807	–

Movement in respect of own shares		5	(6)	2

Goodwill movement	24	27	22	(8)

Other recognised gains and (losses) related to the year	24	9	(57)	(71)

Net increase (reduction) in shareholders’ funds		(13)	857	(91)

Shareholders’ funds at beginning of year – equity (as previously reported)		499	(364)	(249)

Prior year adjustment		(36)	(30)	(54)

Shareholders’ funds at beginning of year – equity (as restated – note 1)		463	(394)	(303)

Shareholders’ funds at end of year – equity		450	463	(394)

See accompanying notes to consolidated financial statements.

ICI ANNUAL REPORT AND ACCOUNTS 2003	57

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Contents to the Accounts

notes relating to the accounts

1	Basis of presentation of financial information

Implementation of UK Accounting Standards

New accounting standards
UITF Abstract 38 Accounting for ESOP trusts
This standard requires the assets and liabilities of the Group’s ESOP trust to be recognised in the Group’s financial statements where there is de facto control of those assets and liabilities. The company’s own shares held by the ESOP trust should be deducted from shareholders’ funds until they vest unconditionally with employees. Prior to the adoption of UITF 38, the company’s own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and estimated net realisable value. The new standard is effective for periods ending on or after 22 June 2004, but the Group has elected to apply this standard in these financial statements. All primary statements and notes relating to the accounts have been restated accordingly.

Compliance with UITF 38 has reduced the 2002 investments and shareholders’ funds by £36m (2001 £30m). The net profit for 2002 was unaffected (2001 increase £22m). The estimated impact on the current year’s profit if UITF 38 had not been adopted would be to reduce net profit by £19m. The new standard has no impact on cash flows.

FRS No. 17 Retirement benefits (as amended)
This Standard sets out revised requirements for the accounting and disclosure of an employer’s retirement benefit obligations and related funding. The Group has followed the transitional requirements of the Standard and has provided increasing levels of disclosure of amounts measured in accordance with the requirements of the Standard in its accounts for the years 2001, 2002 and 2003. With the exception of the recognition in the primary statements, which, with restated comparative data, is required for accounting periods commencing on or after 1 January 2005, the full extent of the requirements of FRS No. 17 are now disclosed in note 36 to these financial statements. The requirements of the Standard will have no impact on cash flows.

Restatements arising in prior years
FRS No. 19 Deferred Tax
The results reported in these financial statements for 2001 were restated in 2002 to reflect the requirements of FRS No. 19. The deficit on Shareholders’ funds at 1 January 2001, originally reported in the accounts to 31 December 2001 at £216m, has been restated in these financial statements at a deficit of £249m. The taxation charge originally reported for 2001 has been restated and increased by £41m to £97m. The deficit on Shareholders’ funds at 31 December 2001 increased by £81m from £283m as originally reported, to £364m.

Rights Issue
On 4 February 2002, the Company announced an issue of rights to purchase Ordinary Shares (the “Rights Issue”) and £463m new Ordinary Shares were issued at 180p per share on the basis of 7 new Ordinary Shares for every 11 existing Ordinary Shares. Comparative earnings per share and dividends per share figures for 2001 have been restated from the reported figures in 2001 (after adjusting for FRS No. 19 (see above)) by applying the factor (265/319) in order to adjust for the bonus issue within the Rights Issue.

Continuing and Discontinued Operations
For UK reporting purposes, the results in these accounts differentiate between the Group’s continuing and discontinued operations. As defined in FRS No. 3 Reporting Financial Performance, discontinued operations are material, clearly separate operations which have been sold or permanently terminated. All other operations are classified as continuing operations.

Transactions in these financial statements which are identified as relating to discontinued operations comprise exceptional items (and associated tax effects) in respect of the following operations, all of which were sold or terminated either in 2001 or before:

Polyurethanes business
Tioxide business
Selected Petrochemicals businesses
Fluropolymers business
Acrylics business
Chlor-Chemicals, Klea and Crosfield businesses
Methanol business

Non co-terminous year ends
Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, three subsidiaries made up their accounts to dates earlier than 31 December, but not earlier than 30 September; additionally five subsidiaries made up their accounts prior to 30 September but interim accounts to 31 December were drawn up for consolidation purposes.

Cash
In the statement of Group cash flow and related notes “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

Estimates
The preparation of the financial statements of the Group in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

58	ICI ANNUAL REPORT AND ACCOUNTS 2003

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2	Directors’ and Officers’ remuneration and interests

Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration report on pages 38 to 48.

The aggregate remuneration paid to or accrued for all Directors and Officers of the Company for services in all capacities during the year ended 31 December 2003 was £5.2m (2002 £6.0m; 2001 £4.8m); Directors £2.8m (2002 £4.0m; 2001 £3.2m); Officers £2.4m (2002 £2.0m; 2001 £1.6m). The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for Directors and Officers of the Company during the year ended 31 December 2003 was £0.7m (2002 £1.0m; 2001 £1.0m); Directors £0.4m (2002 £0.7m; 2001 £0.7m); Officers £0.3m (2002 £0.3m; 2001 £0.3m). At 9 February 2004 shares held by and options granted to Directors and Officers to subscribe for £1 Ordinary Shares in the Company were as follows:

	£1 Ordinary		Options granted†
	Shares†

		Options
	At	outstanding
	9 February	at 9 February	Subscription	Date latest
	2004	2004	prices	option expires
	Number	Number	£

Directors (for further details see Remuneration Report pages 43, 44 and 46)	279,085	4,701,324	£1.340 to £10.077	09.12.13

Officers	107,707	3,611,375	£1.340 to £10.077	16.03.13

† Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual director or officer had interests in shares or options exceeding one per cent of the issued Ordinary Share capital of the Company.

ICI ANNUAL REPORT AND ACCOUNTS 2003	59

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Contents to the Accounts

notes relating to the accounts

3	Exceptional items before tax

	2003		2002		2001
					(as restated
					note 1)
	£m		£m		£m
Charged in arriving at operating profit (loss)

Continuing operations

Restructuring	(189)	(a)	–		(143)	(a)

Other	(11)	(a)	–		–

Credited (charged) after operating profit (loss)

Continuing operations

Profits less losses on sale or closure of operations

Profits	64	(b)	114	(c)	16

Losses	(23)	(d)	(74)	(e)	(27)	(f)

	41		40		(11)

Profits less losses on disposals of fixed assets	5		3		8

Share of associates’ exceptional operating items	–		–		(9)	(g)

Amounts written off investments	(57)	(h)	(99)	(i)	–

Discontinued operations

Profits less losses on sale or closure of operations

Profits	41	(j)	19		21

Losses	(50)	(k)	(9)		(3)

	(9)		10		18

Exceptional items within profit (loss) on ordinary activities before taxation	(220)		(46)		(137)

(a)	A detailed description of those exceptional items charged/credited in arriving at operating profit (loss) is provided in note 22 and includes the following in respect of 2003 and 2001:
2003
Exceptional items charged to operating profit include £201m in relation to a significant restructuring programme announced in 2003 to improve cost effectiveness across each of:
(i) National Starch £59m, including severance costs of £19m and asset write-downs of £30m;
(ii) Quest £20m, including severance costs of £5m and asset write-downs of £6m;
(iii) Performance Specialties £48m, including severance costs of £38m and asset write-downs of £8m;
(iv) Paints £49m, including severance costs of £38m and asset write-downs of £2m and
(v) the Corporate Centre £25m, included in the Regional and Industrial segment, including severance costs of £11m and asset write-downs of £2m.
The plans focus on manufacturing and supply chain rationalisation, and reductions in administrative support.
Other items included within exceptional operating items in 2003 include a charge of £11m relating to the write-down of fixed assets in Quest following a review of the strategic direction of the future ERP systems development, and a credit of £12m relating to the release of prior year restructuring provisions.

2001
A total exceptional charge of £143m across each of the following:
(i) National Starch, including severance costs of £25m and asset write-downs of £9m;
(ii) Quest, including severance costs of £21m, asset write-downs of £4m and restructuring and redesign cost £12m;
(iii) Performance Specialties, principally severance costs of £23m and asset write-downs of £3m;
(iv) Paints, including severance costs of £9m and asset write-downs of £9m.
(b)	The profits on sale or closure of continuing operations in 2003 relate primarily to the gain on sale of the Group’s interest in Huntsman International Holdings LLC (£50m), the gain on sale of the Group’s explosives business in India (£4m) and a gain on disposal of National Starch’s Cheese Coatings business (£5m).
(c)	The profits on sale or closure of continuing operations in 2002 relate primarily to the profit on the sale of the Group’s catalyst business, Synetix, (£90m) and on the sale of the Security Systems business (£17m).
(d)	The losses on sale or closure of continuing operations in 2003 relate primarily to the loss on the sale of National Starch’s Permabond business (£19m).
(e)	The losses on sale or closure of continuing operations in 2002 relate primarily to the loss on the sale of the UK Nitrocellulose and Energetic Technologies business (£32m) and the write-down of the Group’s investment in its 49% associate, Irish Fertilizer Industries Limited, and the additional costs incurred in relation to its liquidation (£27m).
(f)	The losses on sale of closure of continuing operations in 2001 relate primarily to the loss on disposal of Eutech (£19m).
(g)	The share of associates’ exceptional operating items in 2001 related to the major restructuring of the Polyurethanes business of Huntsman International Holdings LLC.

60	ICI ANNUAL REPORT AND ACCOUNTS 2003

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3	Exceptional items before tax (continued)

(h)	Amounts written off investments in 2003 relates to a provision to write-down the shares of the Company which it is committed to buy under forward contracts to hedge employee share options (see note 23). The provisions were made to write-down these shares to estimated net realisable value having regard to the period over which the related options are exercisable. The amounts written off investments in 2001 relating to shares of the Company held to hedge obligations granted under the employee share ownership plan has been restated following the adoption of UITF 38 (see note 1).
(i)	Amounts written off investments in 2002 related to provisions for all ICI’s existing investments in Ineos Chlor, where uncertainty existed as to the extent to which, and period over which, these amounts will be recovered (see note 39).
(j)	The profits on sale or closure of discontinued operations in 2003 relate to a number of provision releases related to prior year divestments and a £7m receipt from the Ineos Group in relation to a number of outstanding matters.
(k)	As part of an overall refinancing package for Ineos Chlor, ICI has agreed to make available new funding comprising a £30m cash contribution expected to be made in 2004, and additional loan financing of £30m expected to be drawn during 2005 (see note 39). A £30m charge relating to the cash contribution element of the refinancing has been included within the losses on sale or closure of discontinued operations. In addition, a further charge was recognised in relation to prior year divestments, principally the Polyurethanes, Tioxide and selected Petrochemicals businesses.

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations, associated undertakings or provisions in respect of forward commitments to purchase shares to hedge employee share options.

4	Segment information

The Group is managed in five business segments, or classes, differentiated primarily by the nature of products manufactured in each. An explanation of the basis on which operations are classified as discontinued is set out in note 1.

The major products of each business segment are as follows:

Business	Products

National Starch	adhesives, sealants, specialty synthetic polymers, specialty food and industrial starches, electronic and engineering materials, specialty coatings and process lubricants

Quest	flavours, food ingredients, fragrances and fragrance materials

Performance Specialties	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives, specialty cleaning and catalyst and support services*

Paints	decorative paint, and coatings for food and beverage cans

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, agrochemicals, pharmaceuticals, nitrocellulose, rubber chemicals and tartaric acid

*	Divested fourth quarter 2002.

The accounting policies for each segment are the same as those appearing on pages 52 and 53. The Group’s policy is to transfer products internally at external market prices. Corporate overheads are allocated to each business segment on a consistent basis over the periods presented.

ICI ANNUAL REPORT AND ACCOUNTS 2003	61

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Contents to the Accounts

notes relating to the accounts

4	Segment information (continued)

Classes of business

	Turnover			Profit before exceptional items,			Profit before interest and taxation
				taxation and goodwill amortisation			after exceptional items and
							goodwill amortisation*

	2003	2002	2001	2003	2002	2001	2003	2002	2001
									(as restated
									note 1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

National Starch	1,866	1,841	1,853	199	224	218	108	206	154

Quest	691	716	727	45	82	107	15	75	61

Performance Specialties	669	804	832	8	49	68	(30)	152	39

Paints	2,163	2,182	2,233	203	188	176	136	171	136

Regional and Industrial	481	615	821	(25)	(10)	4	11	(65)	–

Inter-class eliminations	(21)	(33)	(41)

	5,849	6,125	6,425	430	533	573	240	539	390

Discontinued operations	–	–	–	–	–	–	(9)	10	18

Associates

Share of operating profits
less losses				2	18	57	2	18	48

Interest receivable (payable)				1	(28)	(67)

Group net interest payable				(92)	(123)	(162)

Amounts written-off investments							(57)	(99)	–

	5,849	6,125	6,425	341	400	401	176	468	456

*Goodwill amortisation charged in arriving at the results

National Starch							17	18	18

Quest							1	1	1

Performance Specialties							1	1	1

Paints							17	17	17

							36	37	37

				Depreciation (note 12)			Capital expenditure (note 12)

				2003	2002	2001	2003	2002	2001
				£m	£m	£m	£m	£m	£m

Continuing operations

National Starch				97	70	78	59	52	85

Quest				42	18	23	20	52	34

Performance Specialties				32	29	31	22	38	43

Paints				50	52	59	43	53	55

Regional and Industrial				29	27	35	10	20	21

				250	196	226	154	215	238

62	ICI ANNUAL REPORT AND ACCOUNTS 2003

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4	Segment information (continued)

Geographical areas

The information opposite is re-analysed in the table below by geographic area. The figures for each geographic area show the turnover and profit made by, and the net operating assets owned by, companies located in that area; export sales and related profits are included in the areas from which those sales were made.

	Turnover			Profit before exceptional items,			Profit before interest and taxation
				taxation and goodwill amortisation			after exceptional items and
							goodwill amortisation*

	2003	2002	2001	2003	2002	2001	2003	2002	2001
									(as restated
									note 1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom

Sales in the UK

External	580	752	932

Intra-Group	104	100	122

	684	852	1,054

Sales overseas

External	327	357	348

Intra-Group	129	159	155

	456	516	503

	1,140	1,368	1,557	60	87	71	(82)	87	24

Continental Europe

External	1,217	1,200	1,165

Intra-Group	324	359	368

	1,541	1,559	1,533	87	96	142	39	108	82

USA

External	1,856	2,050	2,120

Intra-Group	149	152	156

	2,005	2,202	2,276	76	131	168	109	127	115

Other Americas

External	592	583	671

Intra-Group	72	73	77

	664	656	748	44	45	36	19	41	28

Asia Pacific

External	1,213	1,130	1,136

Intra-Group	168	147	127

	1,381	1,277	1,263	155	168	150	148	171	142

Other countries

External	64	53	53

Intra-Group	–	1	–

	64	54	53	8	6	6	7	5	(1)

	6,795	7,116	7,430	430	533	573	240	539	390

Inter-area eliminations	(946)	(991)	(1,005)

	5,849	6,125	6,425	430	533	573	240	539	390

Discontinued operations	–	–	–	–	–	–	(9)	10	18

Associates

Share of operating profits
less losses				2	18	57	2	18	48

Interest (payable) receivable				1	(28)	(67)

Group net interest payable				(92)	(123)	(162)

Amounts written off investments							(57)	(99)	–

	5,849	6,125	6,425	341	400	401	176	468	456

* Amortisation of goodwill charged							36	37	37

ICI ANNUAL REPORT AND ACCOUNTS 2003	63

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notes relating to the accounts

4	Segment information (continued)

	Classes of business
			Total assets less
			current liabilities

			2003	2002	2001
				(as restated	(as restated
				note 1)	note 1)
			£m	£m	£m

	Net operating assets

	Continuing operations

	National Starch		1,317	1,441	1,604

	Quest		437	447	398

	Performance Specialties		431	459	577

	Paints		835	864	918

	Regional and Industrial		239	297	365

	Total net operating assets		3,259	3,508	3,862

	Net non-operating liabilities		(277)	(460)	(1,194)

			2,982	3,048	2,668

			Goodwill
			included above

			2003	2002	2001
			£m	£m	£m

	Goodwill

	National Starch		237	266	294

	Quest		17	19	22

	Performance Specialties		12	14	21

	Paints		252	260	273

	Regional and Industrial		14	15	3

			532	574	613

			Net non-operating
			liabilities

		notes	2003	2002	2001
				(as restated	(as restated
				note 1)	note 1)
			£m	£m	£m

	Net non-operating liabilities

	Non-operating assets

	Fixed asset investments	14	57	33	344

	Non-operating debtors	16	90	110	217

	Investments and short-term deposits	17	345	285	159

	Cash at bank	33	249	267	301

			741	695	1,021

	Non-operating liabilities

	Short-term borrowings	18	(29)	(226)	(418)

	Current installments of loans	20	(534)	(500)	(1,250)

	Non-operating creditors	19	(455)	(429)	(547)

			(1,018)	(1,155)	(2,215)

			(277)	(460)	(1,194)

64	ICI ANNUAL REPORT AND ACCOUNTS 2003

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4	Segment information (continued)

Geographic areas
	Tangible fixed assets			Total assets less current liabilities

	2003	2002	2001	2003	2002	2001
					(as restated	(as restated
					note 1)	note 1)
	£m	£m	£m	£m	£m	£m

Tangible fixed assets/Net operating assets

Continuing operations

United Kingdom	228	269	312	850	912	933

Continental Europe	434	414	380	670	690	706

USA	625	711	815	995	1,029	1,197

Other Americas	100	123	178	198	250	326

Asia Pacific	402	440	497	533	615	691

Other countries	5	4	4	13	12	9

Total net operating assets	1,794	1,961	2,186	3,259	3,508	3,862

Net non-operating liabilities				(277)	(460)	(1,194)

	1,794	1,961	2,186	2,982	3,048	2,668

Turnover by customer location
				2003	2002	2001
				£m	£m	£m

Continuing operations

United Kingdom				681	825	943

Continental Europe				1,300	1,306	1,325

USA				1,803	1,992	2,058

Other Americas				625	622	720

Asia Pacific				1,324	1,265	1,270

Other countries				116	115	109

				5,849	6,125	6,425

ICI ANNUAL REPORT AND ACCOUNTS 2003	65

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notes relating to the accounts
5	Operating profit (loss)
	2003	2002	2001
	£m	£m	£m

Operating profit (loss) before exceptional items

Continuing operations

Turnover	5,849	6,125	6,425

Operating costs

Cost of sales	(3,741)	(3,819)	(4,011)

Distribution costs	(931)	(971)	(1,023)

Research and development	(150)	(148)	(151)

Administration and other expenses	(649)	(714)	(750)

	(5,471)	(5,652)	(5,935)

Other operating income

Royalties	2	2	4

Other income	14	21	42

	16	23	46

Operating profit	394	496	536

Total charge for depreciation and amortisation of goodwill included above	(227)	(233)	(246)

Gross profit, as defined by Companies Act 1985	2,108	2,306	2,414

Operating profit (loss) after exceptional items

Continuing operations

Turnover	5,849	6,125	6,425

Operating costs

Cost of sales	(3,856)	(3,819)	(4,027)

Distribution costs	(943)	(971)	(1,032)

Research and development	(156)	(148)	(155)

Administration and other expenses	(716)	(714)	(864)

	(5,671)	(5,652)	(6,078)

Other operating income

Royalties	2	2	4

Other income	14	21	42

	16	23	46

Operating profit	194	496	393

Total charge for depreciation and amortisation of goodwill included above	(286)	(233)	(263)

Gross profit, as defined by Companies Act 1985	1,993	2,306	2,398

66	ICI ANNUAL REPORT AND ACCOUNTS 2003

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6	Share of operating profits less losses of associates
		2003	2002	2001
		£m	£m	£m

	Continuing operations before exceptional items

	Share of operating profits less losses before interest and tax

	Dividends and other income	–	–	–

	Share of operating profits less losses before exceptional items	2	18	57

		2	18	57

7	Net interest payable
		2003	2002	2001
		£m	£m	£m

	Continuing operations

	Interest payable and similar charges

	Group

	Loan interest

	Bank loans	15	38	28

	Other loans	124	148	173

		139	186	201

	Interest on short-term borrowings

	Bank borrowings	5	11	25

	Other borrowings	21	35	52

		26	46	77

		165	232	278

	Amortisation of discounted provisions	10	10	10

	Associates interest payable (receivable)	(1)	28	67

	Interest receivable and similar income

	Group	(83)	(119)	(126)

	Net interest payable	91	151	229

ICI ANNUAL REPORT AND ACCOUNTS 2003	67

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notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities

	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

2003

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	60	(24)	(5)	31

Double taxation relief	(43)	–	–	(43)

Deferred taxation	18	(2)	–	16

	35	(26)	(5)	4

Overseas taxation

Overseas taxes	85	19	–	104

Deferred taxation	(22)	(45)	(1)	(68)

	63	(26)	(1)	36

Associates	1	–	–	1

Tax on profit (loss) on ordinary activities	99	(52)	(6)	41

2002

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	9	(8)	(3)	(2)

Double taxation relief	(2)	–	–	(2)

Deferred taxation	62	–	–	62

	69	(8)	(3)	58

Overseas taxation

Overseas taxes	39	–	–	39

Deferred taxation	8	7	–	15

	47	7	–	54

Associates	(1)	–	–	(1)

Tax on profit (loss) on ordinary activities	115	(1)	(3)	111

2001 (as restated – note 1)

ICI and subsidiary undertakings

United Kingdom taxation

Corporation tax	34	(15)	(16)	3

Double taxation relief	(13)	–	–	(13)

Deferred taxation	41	9	95	145

	62	(6)	79	135

Overseas taxation

Overseas taxes	56	(22)	4	38

Deferred taxation	5	(17)	(54)	(66)

	61	(39)	(50)	(28)

Associates	(7)	(3)	–	(10)

Tax on profit (loss) on ordinary activities	116	(48)	29	97

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2002 30%; 2001 30%).

The exceptional tax charge (credit) in 2003, 2002 and 2001 were in respect of disposal and restructuring programmes, as discussed in note 3.

68	ICI ANNUAL REPORT AND ACCOUNTS 2003

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8	Taxation on profit (loss) on ordinary activities (continued)
	2003	2002	2001
			(as restated
			– note 1)
	£m	£m	£m

Profit (loss) on ordinary activities before taxation is analysed as follows:

United Kingdom	(74)	80	95

Overseas	156	247	151

Associates	3	(10)	(19)

	85	317	227

The table below reconciles the total and current tax charge (credit) at the UK corporation tax rate to the Group’s tax on profit (loss) on ordinary activities:

Taxation charge at UK corporation tax rate (2003 30%; 2002 30%; 2001 30%)	26	95	68

Movement on provisions	(7)	26	17

Local taxes	19	6	9

Capital (gains) losses not taxable/deductible	27	(22)	(6)

Taxable Intra-Group dividend income	6	15	21

Depreciation permanently disallowed	2	5	(13)

Overseas tax rates	(8)	(13)	(3)

Current year tax losses not relieved	24	25	23

Prior year tax losses utilised	(36)	(10)	(9)

Goodwill amortisation	8	9	9

Tax holidays/manufacturing exemptions	(8)	(7)	(5)

Other	(12)	(18)	(14)

Tax on profit (loss) on ordinary activities	41	111	97

Timing difference

Movement on provisions	(46)	33	62

Pension and employee liabilities	10	11	(3)

Depreciation	–	16	(29)

Other	(16)	17	49

Total timing differences	(52)	77	79

Current tax charge	93	34	18

The main factors affecting the total tax charge in future periods will be any changes to the corporation tax rates in force in the countries in which the Group operates and the mix of profits between those territories.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries and associates, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,309m at 31 December 2003 (2002 £996m; 2001 £887m). It is not practicable to calculate the tax which would arise on remittance of these amounts: it would be substantially lower than statutory rates after giving effect to foreign tax credits.

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notes relating to the accounts

8	Taxation on profit (loss) on ordinary activities (continued)

Deferred taxation

Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:
	2003	2002
	£m	£m

Deferred tax liabilities

UK fixed assets	25	38

Non-UK fixed assets	180	179

UK pension asset	139	142

Others	89	188

	433	547

Deferred tax (assets)

Restructuring provisions	(25)	(13)

Pensions	(48)	(74)

Employee liabilities	(65)	(60)

Business provisions	(60)	(35)

Stock valuation	(9)	(4)

Provisions on disposal of businesses	(41)	(91)

Losses	(157)	(140)

Intangibles	(44)	(57)

Other	(12)	(26)

	(461)	(500)

Less valuation allowances	107	93

	(354)	(407)

Deferred tax liabilities accounted for at the balance sheet date	79	140

Analysed as:

Current	64	92

Non-current	15	48

	79	140

Deferred tax assets of £107m (2002 £93m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions. The change in valuation allowances during the year ended 31 December 2003 was £14m (2002 £4m) and the valuation allowance has been reduced by £2m (2002 nil) by a change in circumstances.

Operating losses of £454m (2002 £442m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £157m (2002 £140m) against which are set valuation adjustments of £83m (2002 £73m). £9m of these losses, net of valuation allowances, have expiration dates through to 2008 and the balance can be carried forward indefinitely.

The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 41.

9	Dividends

	2003	2002	2001	2003	2002	2001
	Pence per £1 Ordinary Share			£m	£m	£m

Interim, paid 3 October 2003	2.75	3.00	5.19	32	36	45

Second interim, payable on 16 April 2004	3.50	4.50	8.09	42	52	71

	6.25	7.50	13.28	74	88	116

Comparative figures for 2001 have been restated for the Company Rights Issue which closed on 20 March 2002.

Impkemix Trustees Limited, a wholly owned subsidiary which acts as a trustee for the Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS holders.

70	ICI ANNUAL REPORT AND ACCOUNTS 2003

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10	Earnings (loss) per £1 Ordinary Share

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2003

Net profit for the financial year before exceptional items	183	–	183

Exceptional items after tax and minorities	(160)	(3)	(163)

Net profit (loss) for the financial year	23	(3)	20

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,182	1,182	1,182

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	1,182	1,182	1,182

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	15.5	–	15.5

after exceptional items	2.0	(0.3)	1.7

2002
	£m	£m	£m

Net profit for the financial year before exceptional items	227	–	227

Exceptional items after tax and minorities	(61)	13	(48)

Net profit (loss) for the financial year	166	13	179

	million	million	million

Weighted average Ordinary Shares in issue during year	1,123	1,123	1,123

Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during year	1,114	1,114	1,114

Dilutive effect of share options	2	2	2

Diluted weighted average Ordinary Shares	1,116	1,116	1,116

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	20.4	–	20.4

after exceptional items	14.9	1.2	16.1

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	20.3	–	20.3

after exceptional items	14.8	1.2	16.0

ICI ANNUAL REPORT AND ACCOUNTS 2003	71

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notes relating to the accounts

10	Earnings (loss) per £1 Ordinary Share (continued)

	Continuing	Discontinued	Total
	operations	operations
	£m	£m	£m

2001 (as restated – note 1)

Net profit for the financial year before exceptional items	222	–	222

Exceptional items after tax and minorities	(109)	(11)	(120)

Net profit (loss) for the financial year (as restated – note 1)	113	(11)	102

	million	million	million

Weighted average Ordinary Shares in issue during year	876	876	876

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	869	869	869

Dilutive effect of share options	–	–	–

Diluted weighted average Ordinary Shares	869	869	869

	pence	pence	pence

Basic earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	13.0	(1.3)	11.7

Diluted earnings (loss) per £1 Ordinary Share

before exceptional items	25.5	–	25.5

after exceptional items	13.0	(1.3)	11.7

There are no options, warrants or rights outstanding in respect of unissued shares except for the share option scheme for employees (note 23). Earnings per £1 Ordinary Share before exceptional items have been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

On 4 February 2002, the Company announced a Rights Issue and, following approval of the required resolutions at the subsequent Extraordinary General Meeting, 463m new Ordinary Shares were issued at 180p per share on the basis of 7 new Ordinary Shares for every 11 existing Ordinary Shares.

The actual cum rights price on 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an ordinary share was therefore 265p per share. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001 in order to adjust for the bonus issue within the rights issue.

Exceptional items after tax and minorities have been restated following the adopting of UITF 38 (see note 1).

11	Intangible fixed assets – goodwill

£m

Group

Cost

At beginning of year	737

Acquisitions	3

Exchange adjustments	(12)

At end of year	728

Amortisation

At beginning of year	163

Charge for year	36

Exchange adjustments	(3)

At end of year	196

Net book value at end 2003	532

Net book value at end 2002	574

Substantially all of the Group’s goodwill arose on the purchase of Acheson Industries Inc. and of the European Home Improvement business of Williams Plc in 1998. The Directors estimate that the useful economic life of this goodwill is at least 20 years and it is amortised over 20 years in accordance with FRS No. 10 Goodwill and Intangible Assets.

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12	Tangible fixed assets

	Land and	Plant and	Payments on	Total
	buildings	equipment	account and
			assets in
			course of
			construction
	£m	£m	£m	£m

Group

Cost

At beginning of year	905	2,267	130	3,302

Capital expenditure			154	154

Transfers of assets into use	24	134	(158)	–

Exchange adjustments	(30)	(54)	(4)	(88)

Disposals and other movements	(31)	(101)	(7)	(139)

At end of year	868	2,246	115	3,229

Depreciation

At beginning of year	242	1,099		1,341

Charge for year	33	217		250

Exchange adjustments	(6)	(26)		(32)

Disposals and other movements	(31)	(93)		(124)

At end of year	238	1,197		1,435

Net book value at end 2003	630	1,049	115	1,794

Net book value at end 2002	663	1,168	130	1,961

The Group depreciation charge of £250m comprises £191m charged in arriving at operating profit before exceptional items, £48m charged to exceptional items relating to the restructuring programmes (see note 22) and £11m charged to exceptional items relating to the write-down of fixed assets in Quest following a review of the strategic direction of future ERP systems development.

The cash expenditure on tangible fixed assets was £154m as there were no finance leases capitalised or movement in capital creditors.

The net book value of the tangible fixed assets of the Group includes capitalised finance leases of £6m (2002 £7m) comprising cost of £8m (2002 £9m) less depreciation of £2m (2002 £2m). The depreciation charge for the year in respect of capitalised leases was £1m (2002 £1m) and finance charges were £nil (2002 £nil).

Included in land and buildings is £137m (2002 £135m) in respect of the cost of land which is not subject to depreciation.

ICI ANNUAL REPORT AND ACCOUNTS 2003	73

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notes relating to the accounts

12	Tangible fixed assets (continued)
		Land and	Plant and	Payments on	Total
		buildings	equipment	account and
				assets in
				course of
				construction
		£m	£m	£m	£m

	Company

	Cost

	At beginning of year	35	173	11	219

	Capital expenditure			12	12

	Transfers of assets into use	1	11	(12)	–

	Disposals and other movements	(4)	(5)	–	(9)

	At end of year	32	179	11	222

	Depreciation

	At beginning of year	13	128		141

	Charge for year	3	15		18

	Disposals and other movements	–	(5)		(5)

	At end of year	16	138		154

	Net book value at end 2003	16	41	11	68

	Net book value at end 2002	22	45	11	78

	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

The net book value of land and buildings comprises:

Freeholds	591	624	5	8

Long leases (over 50 years unexpired)	19	18	–	–

Short leases	20	21	11	14

	630	663	16	22

13	Investments in subsidiary undertakings – Company
		Shares	Loans	Total
		£m	£m	£m

	Cost

	At beginning of year	5,710	5,722	11,432

	New investments/new loans	6	2,400	2,406

	Disposals/loans repaid	(1,831)	(1,257)	(3,088)

	Exchange adjustments	–	(187)	(187)

	At end of year	3,885	6,678	10,563

	Provisions

	At beginning of year	(74)	(1)	(75)

	Exchange adjustments	3	–	3

	Additions	(2)	–	(2)

	At end of year	(73)	(1)	(74)

	Balance sheet value at end 2003	3,812	6,677	10,489

	Balance sheet value at end 2002	5,636	5,721	11,357

	2003	2002
	£m	£m

Shares in subsidiary undertakings which are listed investments

Balance sheet value	4	4

Market value	49	32

The Company’s investments in its subsidiary undertakings, which are eliminated on consolidation, consist of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 112.

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14	Investments in participating and other interests
		Associates		Other investments			Total
		Equity	Non equity	Own*	Other	Loansø
		accounted	accounted	shares	shares
		shares	shares
		£m	£m	£m	£m	£m	£m

	Group

	Cost

	At beginning of year – as previously reported	5	1	58	18	99	181

	Prior year adjustment (see note 1)	–	–	(58)	–	–	(58)

	At beginning of year – as restated	5	1	–	18	99	123

	Additions	5	–	–	2	10	17

	Reclassifications	–	–	–	–	6	6

	Exchange adjustments	2	–	–	(2)	(1)	(1)

	At end of year	12	1	–	18	114	145

	Share of post-acquisition reserves less losses

	At beginning of year	11					11

	Retained profits less losses	2					2

	At end of year	13					13

	Provisions

	At beginning of year – as previously reported	–	(1)	(22)	(1)	(99)	(123)

	Prior year adjustment (see note 1)	–	–	22	–	–	22

	At beginning of year – as restated	–	(1)	–	(1)	(99)	(101)

	At end of year	–	(1)	–	(1)	(99)	(101)

	Balance sheet value at end 2003	25	–	–	17	15	57

	Balance sheet value at end 2002 – as restated	16	–	–	17	–	33

*	“Own shares” relate to 8.8m (2002 9.8m) shares of the Company held by the Imperial Chemical Industries PLC Employee Benefits Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 23. Following the early adoption by the Group of UITF 38 during 2003, own shares are no longer recognised as an asset on the balance sheet but are deducted from equity (see note 1).

ø	Loans to other investments principally comprise the Group’s loans to its investment in Ineos Chlor. Provisions were made in 2002 to write down £99m of the loans to Ineos Chlor as uncertainty existed as to the extent to which, and period over which, these amounts will be recovered. A further £10m was advanced to Ineos Chlor in 2003 under the original loan facility, the terms of which have been restructured as part of an overall refinancing package of Ineos Chlor (see note 39).

The fair values of investments all of which are unlisted, are not materially different from their carrying values. The Group’s principal associate at 31 December 2003 is:

	Issued share and loan capital at date of		Held by	Principal activities
	latest available audited accounts		a subsidiary
of ICI
	Class of capital	£m	%

IC Insurance Ltd	Ordinary	20	49	Insurance and reinsurance underwriting

IC Insurance Ltd is incorporated in England and its principal operations are carried out in the UK.

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notes relating to the accounts

14	Investments in participating and other interests (continued)
		Loans	Other	Total
			shares
		£m	£m	£m

	Company

	Cost

	At the beginning of year	67	2	69

	Additions	30		30

	Disposals	(98)		(98)

	Exchange adjustments	1		1

	At end of year	–	2	2

	Provisions

	At the beginning of year	(67)	(1)	(68)

	Disposals	66		66

	Exchange adjustments	1		1

	At end of year	–	(1)	(1)

	Balance sheet value at end 2003	–	1	1

	Balance sheet value at end 2002	–	1	1

15	Stocks
		Group		Company

		2003	2002	2003	2002
		£m	£m	£m	£m

	Raw materials and consumables	204	218	5	6

	Stocks in process	14	21	–	1

	Finished goods and goods for resale	408	412	22	22

		626	651	27	29

16	Debtors
		Group		Non-operating debtors		Company
				included in Group

		2003	2002	2003	2002	2003	2002
		£m	£m	£m	£m	£m	£m

	Amounts due within one year

	Trade debtors	818	877			14	14

	Less: amounts set aside for doubtful accounts	(47)	(48)			–	–

		771	829			14	14

	Amounts owed by subsidiary undertakings					2,065	2,310

	Prepaid pension costs	54	15			30	8

	Taxation recoverable	22	68	22	68	–	–

	Other prepayments and accrued income	95	93	21	31	27	25

	Other debtors	142	145	5	2	5	5

		1,084	1,150	48	101	2,141	2,362

	Amounts due after more than one year

	Prepaid pension costs	453	510	–	–	297	327

	Other debtors	68	35	42	9	–	–

		521	545	42	9	297	327

		1,605	1,695	90	110	2,438	2,689

	Under US GAAP, the amounts due after more than one year would be shown as non-current.

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17	Current asset investments and short-term deposits

	Group

	2003	2002
	£m	£m

Unlisted investments and short-term deposits	345	285

Included in cash and cash equivalents	345	158

Included in unlisted investments and short-term deposits and cash are amounts totalling £99m (2002 £109m) held by the Group’s insurance subsidiaries. At 31 December 2003 £40m (2002 £30m) was readily available for the general purposes of the Group. Also included within current asset investments and short-term deposits in 2002 is an amount of £125m in relation to the sale of ICI’s interests in Huntsman International Holdings LLC. During the year, ICI completed the sale of its interests in Huntsman International Holdings LLC, with the balance on the transaction of £173m received in May 2003. The transaction resulted in an overall profit before tax of £50m which is included as an exceptional item as part of profits less losses on sale or closure of operations (note 3).

The management of current asset investments is discussed in note 37.

18	Short-term borrowings

	Group		Average interest
			rate – Group*

	2003	2002	2003	2002
	£m	£m	%	%

Bank borrowings

Secured – by floating charge	1	5

Unsecured	16	38

	17	43	3.6	4.7

Other borrowings (unsecured)	12	183	–	3.5

	29	226

Maximum short-term borrowings outstanding during year	755	1,021

* Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

19	Other creditors

	Group		Non-operating creditors		Company
			included in Group

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Amounts due within one year

Trade creditors	665	754			55	66

Amounts owed to subsidiary undertakings					4,397	7,433

Corporate taxation	342	298	342	298	179	158

Value added and payroll taxes and social security	30	25			–	–

Dividends to Ordinary Shareholders	42	52	42	52	42	52

Accruals	288	278	61	65	25	28

Other creditors*	296	285	10	14	27	31

	1,663	1,692	455	429	4,725	7,768

Amounts due after more than one year

Corporate taxation	1	2			–	–

Amounts owed to subsidiary undertakings					3,450	1,573

Pension liabilities	–	9			–	–

Other creditors*	17	21			–	–

	18	32			3,450	1,573

* Includes obligations under finance leases (note 34).

Under US GAAP, provisions for liabilities and charges (note 21) would be shown under other creditors – amounts due after more than one year.

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notes relating to the accounts

20	Loans

			Group		Company

		Repayment	2003	2002	2003	2002
		dates	£m	£m	£m	£m

Secured loans

US dollars
		2004	6	98

Other currencies		2004/2006	41	72

Total secured			47	170

Secured by fixed charge	– bank loans		23	17

	– other		–	1

Secured by floating charge	– bank loans		7	132

	– other		17	20

Unsecured loans

Sterling

9 3/4% and 10% Bonds		2005	100	200	100	200

7.625% Bonds		2007	299	298

6.375% to 6.52% medium-term notes		2003		130		130

3.649% to 5.054% short-term notes		2003		100

Variable rate medium-term notes		2003		16		16

Others		2004	10	10

			409	754	100	346

US dollars

8 7/8% Debentures		2006	140	155

7 1/20% Notes		2007	140	155

6 19/20% Notes		2004	421	466

5 5/8% Notes		2013	281

4 3/8% Notes		2008	281

Variable rate medium-term notes		2010	28	44	28	44

Others		2004/2008	50	56

			1,341	876	28	44

Other currencies		2004/2012	37	48	5	16

Total unsecured			1,787	1,678	133	406

Total loans – before financial derivatives (see table on page 79)			1,834	1,848	133	406

Financial derivatives			53	15

Total loans – after financial derivatives (see table on page 79)			1,887	1,863	133	406

The secured debt referred to in this note and the secured short-term borrowings referred to in note 18 were secured by property, plant and other assets with a net book value at 31 December 2003 of £167m.

An analysis reflecting the effects of financial instruments on the Group’s financial liabilities at 31 December 2003 is set out in note 37.

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20	Loans (continued)

Effects of financial derivatives

The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2003.

	Before	After
	financial	financial
	derivatives	derivatives
	£m	£m

Sterling	409	110

US Dollar	1,347	1,379

Euro and Euro related currencies	10	213

Japanese Yen	24	93

Others	44	92

	1,834	1,887

Fixed rate loans	1,324	840

Floating rate loans	510	1,047

	1,834	1,887

	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Loan maturities

Bank loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	–	8	–	–

From 2 to 5 years	32	44	–	–

From 1 to 2 years	13	19	–	–

Total due after more than one year	45	71	–	–

Total due within one year	37	236	–	100

	82	307	–	100

Other loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	312	36	28	31

From 2 to 5 years	863	748	–	105

From 1 to 2 years	133	508	105	–

Total due after more than one year	1,308	1,292	133	136

Total due within one year	497	264	–	170

	1,805	1,556	133	306

Total loans

Loans or installments thereof are repayable:

After 5 years from balance sheet date	312	44	28	31

From 4 to 5 years	287	470	–	–

From 3 to 4 years	427	187	–	–

From 2 to 3 years	181	135	–	105

From 1 to 2 years	146	527	105	–

Total due after more than one year	1,353	1,363	133	136

Total due within one year	534	500	–	270

Total loans	1,887	1,863	133	406

Aggregate amount of loans any installment of which falls due after 5 years	319	98	28	31

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notes relating to the accounts

21	Provisions for liabilities and charges

	Deferred	Pensions	Post	Environmental	Disposal	Restructuring	Other		Total
	taxation	(note 36)	retirement	provisions *	and legacy	provisions	provisions	†
			healthcare		provisions	(note 22)
			(note 36)		(note 22)
	£m	£m	£m	£m	£m	£m	£m		£m

Group

At beginning of 2003	140	148	205	40	458	64	66		1,121

Profit and loss account	(52)	28	14	(2)	(6)	141	92		215

Increase due to effluxion of time	–	–	–	–	10	–	–		10

Net amounts paid or becoming payable	–	(38)	(15)	(2)	(105)	(54)	(9)		(223)

Movements due to acquisitions
and disposals	–	(1)	–	–	–	–	–		(1)

Exchange and other movements	(9)	(3)	(16)	(1)	(9)	(3)	11		(30)

At end of 2003	79	134	188	35	348	148	160	†	1,092

Company

At beginning of 2003	58	–	–	–	87	7	19		171

Profit and loss account	30	–	–	–	4	46	–		80

Net amounts paid or becoming payable	–	–	–	–	(27)	(11)	(1)		(39)

Exchange and other movements	(9)	–	–	–	3	–	1		(5)

At end of 2003	79	–	–	–	67	42	19		207

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 19).

*	Other than arising on disposal.
†	Includes £70m relating to provisions for the write-down of shares under forward contracts to hedge employee share options.

80	ICI ANNUAL REPORT AND ACCOUNTS 2003

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22	Disposal and legacy, and restructuring provisions

	Disposal and legacy provisions			Restructuring provisions

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

At beginning of year	458	501	766	64	144	127

Exceptional items before tax	(6)	73	3	189	–	143

Asset write-offs	–	–	–	(48)	–	(17)

Amounts paid	(105)	(127)	(282)	(54)	(67)	(79)

Movements due to acquisitions and disposals	–	–	–	–	–	(21)

Exchange and other adjustments	1	11	14	(3)	(13)	(9)

At end of year	348	458	501	148	64	144

Reported as

Provisions	348	458	501	148	64	140

Creditors	–	–	–	–	–	4

	348	458	501	148	64	144

Comprising

Severance costs	20	33	51	107	42	82

Other	328	425	450	41	22	62

	348	458	501	148	64	144

Disposal and legacy provisions

ICI commenced reshaping its portfolio of businesses in 1997 consistent with plans to focus its resources on Paints and Specialty Products. In pursuit of this strategy, the Group announced that it intended to divest most of its Industrial Chemicals businesses.

Prior to 2001

Between 1997 and 2001 the Group sold its Polyurethanes, Tioxide and selected Petrochemicals businesses, Chlor-Chemicals, Klea and Crosfield businesses, Polyester polymer intermediates business excluding operations in Pakistan, the Explosives operations in Canada, Latin America and Europe and the explosives distribution business in the USA, the Polyester film business, the Forest Products business based in Canada, the UK based Fertiliser business, the Teesside Utilities and Services business, the Acrylics business, the Automotive refinish business, the Fluoropolymers business, Ethylene Oxide, the Methanol business and the Methylamines and derivatives businesses and the Group’s 50% interest in Phillips-Imperial Petroleum.

Provisions were created for both long term residual obligations resulting from the divestments and more immediate and direct disposal costs. Total provisions created for the divestments prior to 2001 were £1,524m mainly in respect of termination costs (£288m), pension costs relating to employees transferring to the purchaser (£282m), transaction costs (£90m), separation costs (£62m), IT related costs (£38m), site clearance (£48m), asset write-downs (£74m), and long-term residual costs (£285m).

The long term residual provisions were created to cover legacy management, legal, estates, pension administration and environmental costs resulting from these divestments. The nature of the provisions is such that expenditure is expected to occur over the period from 2004 to at least 2030. During 2003 revisions were made to these provisions resulting in a release of £8m. At 31 December 2003, £269m remained to be spent.

The direct disposal provisions relating to the pre-2001 divestments were reviewed during 2003 resulting in a net £4m release to exceptional profit. The release related to an additional charge of £20m offset by provision releases of £24m in relation to prior year divestments, principally the Polyurethanes, Tioxide and selected Peterochemicals businesses. At 31 December 2003, £56m remained to be spent, principally on termination costs (£18m) where some 38 jobs are still to be terminated, transaction costs (£17m), separation costs (£12m). These provisions are expected to be substantially utilised by the end of 2004.

2001

Disposals announced and completed in 2001 principally relate to the Group’s Eutech engineering consultancy. Provisions of £23m were raised for those disposals, all of which were utilised by 2002.

2002

(i) Synetix

The Group completed the sale of its catalyst business, Synetix, in 2002. Provisions charged were £46m, mainly in respect of transition and separation costs (£19m), pension costs relating to employees transferring to the purchaser (£14m), termination costs (£2m) relating to 31 employees, transaction costs (£7m) and environmental costs (£2m). At 31 December 2003, £14m remained to be spent including separation costs (£4m) and IT costs (£3m) and termination costs (£2m). The majority of the provisions are expected to be utilised by the end of 2004.

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notes relating to the accounts

22	Disposal and restructuring provisions (continued)

(ii) Other disposals

The Group also divested some smaller businesses including the 51% owned pharmaceutical business of ICI India, its Security Systems business and the UK Nitrocellulose and Energetic Technologies businesses. In addition, IFI, the Irish Fertilizer business in which the Group has a 49% interest ceased trading. Provisions of £37m were raised for these transactions, mainly in respect of separation costs (£14m), costs relating to employees transferring to the purchaser (£13m) and transaction related costs (£5m). At 31 December 2003, £5m remained to be spent including separation costs (£3m), and transaction related costs (£1m). The majority of the provisions are expected to be utilised by the end of 2004.

2003

During 2003 the Group divested its Permabond and Cheese Coatings businesses from within National Starch and the Explosives business of ICI India. Provisions of £6m were charged in respect of severance costs (£2m) relating to 50 employees, separation costs (£1m) and transaction related costs (£3m). At 31 December 2003, £4m remained to be spent and full utilisation is expected by the end of 2004.

Restructuring provisions

Prior to 2001

In 1999 the Group undertook a series of restructuring actions across its portfolio, affecting the following segments: National Starch, Quest, Paints, Discontinued businesses, and reorganisation of the Corporate Centre.

The total exceptional provisions before tax of £172m for these restructuring programmes was charged against 1999 profits. A further £4m restructuring relating to the Corporate Centre was charged in 2000. The total included £80m related to termination of 1,030 employees, £31m to asset write-downs and £61m for other costs. During 2003 a review of restructuring provisions resulted in a release of £3m. At 31 December 2003, £7m of provisions remained to be spent, including £4m relating to severance of 24 employees. The provisions are expected to be substantially utilised by the end of 2004.

2001

In 2001 the Group undertook a series of restructuring actions across National Starch, Quest, Performance Specialties and Paints to rationalise operations, improve cost effectiveness and to upgrade business systems, processes and capabilities. The total exceptional charge before tax for these restructuring programmes was £143m, which was charged against 2001 profits. The total included £78m relating to the termination of some 1,300 employees, £17m for asset write-downs and £48m for other costs. During 2003, a review of restructuring provisions was conducted leading to a release of £9m. At 31 December 2003, £13m remained to be spent including £9m relating to termination of some 59 employees. The majority of the provisions are expected to be substantially utilised by the end of 2004.

2003

In 2003 the Group undertook a series of restructuring programs to improve cost effectiveness across the following segments:

(i)	National Starch – staff reductions mainly in administration and the restructuring of manufacturing assets, predominately across the Natural Polymers Group.

(ii)	Quest – staff reductions in the food business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Performance Specialties – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the US.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate Centre – staff reductions resulting in smaller and more focused corporate centre.

The plans focus on manufacturing and supply chain rationalisations and reductions in administrative support. The total exceptional charge in 2003 included £111m relating to the termination of some 2,130 employees, £48m for asset write-downs and £42m for other costs. Further charges comprising £11m relating to the termination of employees and £7m of asset write-downs are expected in 2004, bringing the total exceptional charge for the programmes to £219m. A charge of £59m was incurred by National Starch with a further £11m expected in 2004, £20m was incurred by Quest with a further £4m expected in 2004, £48m was incurred by Performance Specialties with a further £2m expected in 2004, £49m was incurred by Paints and £25m was incurred by the Corporate Centre (included in the Regional and Industrial reporting segment) with a further charge of £1m expected in 2004. Spend of £22m was incurred during the year against the provision with the remainder to be substantially utilised in the period between 2004 and 2005. At 31 December 2003, £128m remained to be spent including £94m relating to the termination of 1,500 employees.

82	ICI ANNUAL REPORT AND ACCOUNTS 2003

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23	Called-up share capital of parent company

		Authorised	Allotted,
			called-up
			and fully paid
	Ordinary Shares of £1 each	£m	£m

	At beginning of 2001	850	728

	Employee share option schemes – options exercised		–

	At end of 2001	850	728

	Rights Issue		463

	Increase in authorised share capital	550

	Employee share option schemes – options exercised		–

	At end of 2002	1,400	1,191

	Employee share option schemes – options exercised		–

	At end of 2003	1,400	1,191

Rights Issue

In 2002, the Company completed an issue of rights to purchase Ordinary Shares. A total of 463m Ordinary Shares of £1 each were issued at 180p per share in a 7 for 11 rights issue. Of the total £807m raised, net of £27m expenses, £463m was credited to share capital and £344m to the share premium account.

Employees’ share option schemes and other share based plans

ICI granted share options and other market based units to Executive Directors, senior executives and certain key employees under three main plans: the Performance Growth Plan, the Share Option Scheme (Senior Staff Scheme), and the Stock Appreciation Rights Plan (SARP). These schemes are described on pages 42 to 44. The Company also operates a savings related share option scheme (UK – Sharesave) for all UK employees meeting minimum service requirements.

At 31 December 2003, the number of conditional awards of ordinary share equivalents outstanding under the Performance Growth Plan was 2,888,320 (2002 2,471,791). The number of conditional awards during 2003 was 1,851,255 (2002 1,151,150) with lapses during the year of 1,453,725 (2002 176,007).

The prices at which options are granted under the Senior Staff Scheme must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the five business days immediately preceding the date on which the option is offered. Options under this scheme expire after 10 years. Grants under the SARP are made on the same terms as the Senior Staff Scheme. On exercise the participant receives the gain payable in American Depositary Shares – ADSs (for grants prior to 1998 paid two-thirds in cash and one-third in ADSs).

The Bonus Conversion Plan, which operated for the last time in respect of the 1999 performance year, closed during 2003. Therefore, at 31 December 2003 there were no shares outstanding representing the matched shares under the Bonus Conversion Plan to be delivered as the Company’s Ordinary Shares or in the form of ADSs.

The Group has acquired, or is committed to acquire under forward contracts, 35.2 million shares or ADSs to hedge its obligations under the Senior Staff Scheme, the Performance Growth Plan, and the Stock Appreciation Rights Plan. 8.8 million shares have been purchased in the market by a trust (see note 14). In addition, the trust has entered into forward commitments to purchase 26.4 million shares at a weighted average cost of £4.78 per share (total commitment £126m) in the period 2004 to 2005, these forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2003, no collateral payments have been made. These shares are intended to satisfy requirements for share options exercisable in the period 2004 to 2013. A provision of £70m has been made to write-down the shares under forward commitments to estimated net realisable value having regard to the period over which the related options are exercisable.

Under the UK – Sharesave Scheme the price at which options are granted must not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options is made. The total purchase cost in respect of options granted under the UK – Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee. The maximum number of shares made available under this scheme for issue under option during a 10 year period is 5% of the Company’s Ordinary Share Capital in issue on 21 March 1994.

Options granted to Directors are shown in the Remuneration report on page 43 and 44.

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notes relating to the accounts

23	Called-up share capital of parent company (continued)

a)	Transactions on Option Schemes

		Senior Staff Scheme		UK – Sharesave		SARP
		Number	Weighted	Number	Weighted	Number	Weighted
		of options	average	of options	average	of options	average
			exercise		exercise	in ADSs	exercise
			price		price		price
		000		£000		£000	$

	Outstanding

	At beginning of 2001	14,668	5.70	12,484	4.17	1,790	34.92

	Granted	5,632	4.25	6,071	2.37	929	24.79

	Exercised	–	–	(57)	3.27	–	–

	Cancelled	(1,858)	6.24	(6,463)	4.37	(201)	42.08

	At beginning of 2002	18,442	5.20	12,035	3.16	2,518	30.61

	Granted	6,272	2.84	3,854	2.07	1,079	16.19

	Exercised	–	–	(12)	2.68	–	–

	Cancelled	(2,311)	5.82	(3,630)	3.48	(70)	39.56

	At beginning of 2003	22,403	4.48	12,247	2.72	3,527	26.02

	Granted	15,193	1.37	4,399	1.58	2,227	8.65

	Exercised	(227)	6.40	(1)	2.28	–	–

	Cancelled	(5,467)	4.12	(5,269)	2.84	(340)	30.19

	At end of 2003	31,902	3.05	11,376	2.23	5,414	18.62

	Number of options exercisable at:

	31 December 2001	5,035	7.04	439	3.94	485	47.50

	31 December 2002	7,795	5.91	944	3.13	1,048	36.59

	31 December 2003	7,674	5.30	69	3.01	1,591	30.55

b)	Summary of share options outstanding at 31 December 2003

		Total options outstanding			Exercisable options
		at 31 December 2003			at 31 December 2003

		Number	Weighted	Weighted	Number	Weighted
		outstanding	average	average	exercisable	average
			remaining	exercise		exercise
			contractual	price		price
			life
		000	Years	£/$	000	£/$

	Exercise price range

	Senior Staff Scheme

	£0 – £10	30,979	7.88	2.84	6,751	4.65

	£10 – £20	923	4.38	10.08	923	10.08

		31,902		3.05	7,674	5.30

	UK – Sharesave

	£0 – £10	11,376	2.82	2.23	69	3.01

	£10 – £20	–	–	–	–	–

		11,376		2.23	69	3.01

	SARP (ADSs)

	$0 – $20	3,218	8.88	11.11	127	13.52

	$20 – $40	1,999	6.40	26.64	1,267	27.70

	$40 – $60	81	3.18	51.73	81	51.73

	$60 – $80	116	4.38	65.49	116	65.49

		5,414		18.62	1,591	30.55

	At 31 December 2003 there were options outstanding in respect of 43.3m (2002 34.7m) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2004 to 2013 (2002: 2003 to 2012) at subscription prices of £1.34 to £10.08 (2002 £2.07 to £10.08). Movements in the number of shares under option during 2003 comprised new options 19.6m, options exercised 0.2m, and options lapsed or waived 10.7m. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 0.2m (2002 0.01m; 2001 0.05m). The weighted average subscription price of options outstanding at 31 December 2003 was £2.83.

84	ICI ANNUAL REPORT AND ACCOUNTS 2003

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24	Reserves

		Share premium account	Retained earnings			Own shares		Total

			Associates	Profit and	Total
				loss account
		£m	£m	£m	£m	£m		£m

	Group

	Reserves attributable to parent company shareholders

	At beginning of 2001	589	14	(1,580)	(1,566)	(54	)†	(1,031)

	Net profit for the financial year	–	8	94 †	102			102

	Dividends (note 9)			(116)	(116)			(116)

	Transfer of goodwill			(8)	(8)			(8)

	Movement in respect of own shares					2	†	2

	Amounts taken direct to reserves

	Share premiums – Share option schemes	–			–			–

	Exchange adjustments	–	–	(71)	(71)			(71)

		–	–	(71)	(71)	–		(71)

	At beginning of 2002	589	22	(1,681)†	(1,659)	(52	)†	(1,122)

	Net profit (loss) for the financial year	–	(13)	192	179	–		179

	Dividends (note 9)			(88)	(88)			(88)

	Transfer of goodwill			22	22			22

	Movement in respect of own shares					(6	)†	(6)

	Movement in reserves		2	(2)

	Amounts taken direct to reserves

	Share premiums – Rights Issue	344						344

	Exchange adjustments	–	–	(57)	(57)			(57)

		344	–	(57)	(57)	–		287

	At beginning of 2003	933	11	(1,614)†	(1,603)	(58	)†	(728)

	Net profit (loss) for the financial year	–	2	18	20			20

	Dividends (note 9)			(74)	(74)			(74)

	Transfer of goodwill			27	27			27

	Movement in respect of own shares					5		5

	Amounts taken direct to reserves

	Share premiums – Share option schemes	–						–

	Exchange adjustments	–	–	9	9			9

		–	–	9	9	–		9

	At end of 2003	933	13	(1,634)	(1,621)	(53)		(741)

	† As restated – note 1.

At the end of 2003, the cumulative goodwill offset against profit and loss account amounted to £4,000m (2002 £4,027m; 2001 £4,049m). The transfer of goodwill in 2001 and £8m of the amount shown for 2003 relates to adjustments to the purchase price of the 1997 acquisitions, with the remainder of the amount shown for 2003 representing the transfer of goodwill on disposal of National Starch’s Permabond business. Included in this figure was negative goodwill the cumulative amount of which at 31 December 2003 was £1m (2002 £1m; 2001 £1m).

In the Group accounts, £111m of net exchange gains on foreign currency loans (2002 gains £157m; 2001 gains £8m) have been offset in reserves against exchange losses (2002 losses; 2001 losses) on the net investment in overseas subsidiaries and associates.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above statement of Group reserves. US GAAP – SFAS No.52, Foreign Currency Translation, requires the separate disclosure of the cumulative amount of the foreign currency translation effects on shareholders’ funds, as follows:

	2003	2002	2001
	£m	£m	£m

At beginning of year	(459)	(402)	(331)

Exchange adjustments	9	(57)	(71)

At end of year	(450)	(459)	(402)

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary undertakings or associates undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of associates at equity accounted value.

ICI ANNUAL REPORT AND ACCOUNTS 2003	85

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notes relating to the accounts

24	Reserves (continued)

The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits, must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1986. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purpose of calculating the basis of the borrowing limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £2,543m at 31 December 2003 (2002 (restated – note 1) £2,934m; 2001 (restated – note 1) £2,663m).

	Share	Profit	2003	2002
	premium	and loss
	account	account	Total	Total
	£m	£m	£m	£m

Company

Reserves

At beginning of year	933	2,133	3,066	2,541

Net profit for the year		283	283	236

Dividends		(74)	(74)	(88)

Amounts taken direct to reserves

Share premiums – Rights Issue	–	–	–	344

Exchange and other adjustments	–	51	51	33

	–	51	51	377

At end of year	933	2,393	3,326	3,066

By virtue of S230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.

25	Net cash inflow from operating activities

	2003	2002	2001
	£m	£m	£m

Operating profit	194	496	393

Exceptional charges within operating profit	200	–	143

Operating profit before exceptional items	394	496	536

Depreciation and amortisation of goodwill	227	233	246

Stocks decrease	2	11	7

Debtors (increase)/decrease	52	(35)	65

Creditors increase/(decrease)	(59)	23	(120)

Other movements	(25)	(37)	(23)

	591	691	711

Outflow related to exceptional items	(52)	(68)	(74)

	539	623	637

Outflow related to exceptional items includes expenditure charged to exceptional provisions relating to business rationalisation and restructuring.

86	ICI ANNUAL REPORT AND ACCOUNTS 2003

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26	Returns on investments and servicing of finance
		2003	2002	2001
		£m	£m	£m

	Interest received	95	121	93

	Interest paid	(177)	(285)	(280)

	Dividends paid by subsidiary undertakings to minority shareholders	(14)	(21)	(20)

		(96)	(185)	(207)

27	Capital expenditure and financial investment
		2003	2002	2001
		£m	£m	£m

	Purchase of tangible fixed assets	(154)	(219)	(235)

	Sale of fixed assets	16	35	29

		(138)	(184)	(206)

28	Acquisitions
		2003	2002
		Total	Total
		fair value	fair value
		£m	£m

	Subsidiary undertakings and operations

	Fair value of net assets acquired	–	5

	Goodwill acquired	3	1

	Consideration for subsidiary undertakings and operations acquired	3	6

	Investments in associated undertakings	5	–

	Investments in participating interests and other interests	10	44

		18	50

	Cash consideration – current year	18	50

	– previous years’ acquisitions	2	4

		20	54

29	Management of liquid resources
		2003	2002	2001
		£m	£m	£m

	Commercial paper	–	(2)	1

	Bank deposits and certificates of deposit	(186)	(12)	254

	Floating rate notes, medium rate notes, treasury bills	(8)	1	(2)

		(194)	(13)	253

	Liquid resources are current asset investments held as readily disposable stores of value. In these accounts they comprise current asset investments and short-term deposits (note 17).

ICI ANNUAL REPORT AND ACCOUNTS 2003	87

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notes relating to the accounts

30	Disposals

		2003	2002
		£m	£m

	Subsidiary undertakings and operations

	Tangible fixed assets and investments	6	83

	Net current assets	4	53

	Creditors due after more than one year	(2)	–

	Provisions for liabilities and charges	(1)	(7)

	Minority interests	(4)	(1)

	Book value of net assets disposed	3	128

	Disposal costs and provisions	6	73

	Goodwill written back on disposal	19	22

	Investments in participating interests	123	107

	Profits less losses on disposals	50	74

	Consideration received on prior year disposals	14	23

	Non-cash consideration	–	(4)

		215	423

	Outflow on divestment provisions	(111)	(133)

	Cash consideration	104	290

	Comprising inflow (outflow) arising on

	current year’s disposals	20	360

	previous year’s disposals	84	(70)

		104	290

	During 2003 the Group received gross cash consideration for disposals of operations of £215m (2002 £423m). Of this amount, £111m (2002 £133m) was paid against ongoing disposal costs and provisions.

	Disposals by the Group during 2003 included the sale of the remaining interests in Huntsman International Holdings LLC, National Starch’s Permabond and Cheese Coatings businesses and the India Explosives business.

88	ICI ANNUAL REPORT AND ACCOUNTS 2003

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31	Financing

		Financing – shares				Financing – debt					Total

		Shares issued by Company		Minorities*	Total	Loans	Short-term	Finance	Total
							borrowings	leases
		Share	Share				other than
		capital	premium				overdrafts
	notes	23	24			20	33	34
		£m	£m	£m	£m	£m	£m	£m	£m		£m

At beginning of 2001		(728)	(589)	(38)	(1,355)	(2,697)	(719)	(7)	(3,423)		(4,778)

Exchange adjustments						(34)	42	(1)	7		7

Financing

New finance		–	–	–	–	(512)	(4,625)	–	(5,137)		(5,137)

Finance repaid						288	4,925	1	5,214		5,214

Cash flow		–	–	–	–	(224)	300	1	77		77

Acquisitions and disposals				8	8	–	4	3	7		15

Other movements		–	–	(1)	(1)	–	(4)	–	(4)		(5)

At beginning of 2002		(728)	(589)	(31)	(1,348)	(2,955)	(377)	(4)	(3,336)		(4,684)

Exchange adjustments				3	3	157	(42)	1	116		119

Financing

New finance		(463)	(344)	–	(807)	(70)	(3,102)	–	(3,172)		(3,979)

Finance repaid						1,005	3,317	1	4,323		4,323

Cash flow		(463)	(344)	–	(807)	935	215	1	1,151		344

Acquisitions and disposals		–	–	–	–	–	(1)	–	(1)		(1)

Other movements		–	–	(3)	(3)	–	–	(3)	(3)		(6)

At beginning of 2003		(1,191)	(933)	(31)	(2,155)	(1,863)	(205)	(5)	(2,073)		(4,228)

Exchange adjustments				2	2	111	(38)	–	73		75

Financing

New finance		–	–	–	–	(620)	(2,884)	–	(3,504	)†	(3,504)

Finance repaid						483	3,104	1	3,588	ø	3,588

Cash flow		–	–	–	–	(137)	220	1	84		84

Acquisitions and disposals		–	–	–	–	2	–	–	2		2

Other movements		–	–	2	2	–	–	–	–		2

At end of 2003		(1,191)	(933)	(27)	(2,151)	(1,887)	(23)	(4)	(1,914)		(4,065)

* Share capital element of minority interests.

		Repayment	Currency	Rate	Amount
		dates		%	£m

†New finance	Bank loan	2004–2010	Various	Various	232

	Euro commercial paper	2003	Various	Various	1,527

	US commercial paper	2003	US$	Various	1,146

	Bond issue	2008	US$	4.375	293

	Bond issue	2013	US$	5.625	293

	Others				13

					3,504

ø Finance repaid	Bank loan				443

	Euro dollar medium-term notes		US$	Various	170

	Euro commercial paper		Various	Various	1,558

	US commercial paper		US$	Various	1,162

	Others				255

					3,588

ICI ANNUAL REPORT AND ACCOUNTS 2003	89

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notes relating to the accounts

32	Analysis of net debt

		Cash	Financing – debt					Current asset	Net debt
								investments

			Loans		Short-term	Finance	Total
			Due after	Due within	borrowings	leases
			one year	one year	other than
					overdrafts
	notes	1,33	20	20	33	34		17
		£m	£m	£m	£m	£m	£m	£m	£m

At beginning of 2001		209	(2,231)	(466)	(719)	(7)	(3,423)	415	(2,799)

Exchange adjustments		(8)	(32)	(2)	42	(1)	7	(2)	(3)

Cash flow		65	(161)	(63)	300	1	77	(253)	(111)

Acquisitions and disposals		(11)	–	–	4	3	7	–	(4)

Other non-cash changes		5	719	(719)	(4)	–	(4)	(1)	–

At beginning of 2002		260	(1,705)	(1,250)	(377)	(4)	(3,336)	159	(2,917)

Exchange adjustments		(5)	100	57	(42)	1	116	(12)	99

Cash flow		(8)	(28)	963	215	1	1,151	13	1,156

Acquisitions and disposals		(1)	–	–	(1)	–	(1)	–	(2)

Other non-cash changes		–	270	(270)	–	(3)	(3)	–	(3)

At beginning of 2003		246	(1,363)	(500)	(205)	(5)	(2,073)	160	(1,667)

Exchange adjustments		11	63	48	(38)	–	73	(9)	75

Cash flow		(12)	(580)	443	220	1	84	194	266

Acquisitions and disposals		(2)	–	2	–	–	2	–	–

Other non-cash changes		–	527	(527)	–	–	–	–	–

At end of 2003		243	(1,353)	(534)	(23)	(4)	(1,914)	345	(1,326)

33	Cash and short-term borrowings

	Cash	Short-term borrowings			Net total	Cash
	at bank	(note 18)				(at bank and
						overdrafts)

		Overdrafts	Other	Total
	£m	£m	£m	£m	£m	£m

At beginning of 2001	255	(46)	(719)	(765)	(510)	209

Exchange adjustments	(4)	(4)	42	38	34	(8)

Cash flow	62	3	300	303	365	65

Acquisitions and disposals	(14)	3	4	7	(7)	(11)

Other non-cash changes	2	3	(4)	(1)	1	5

At beginning of 2002	301	(41)	(377)	(418)	(117)	260

Exchange adjustments	(5)	–	(42)	(42)	(47)	(5)

Cash flow	(28)	20	215	235	207	(8)

Acquisitions and disposals	(1)	–	(1)	(1)	(2)	(1)

At beginning of 2003	267	(21)	(205)	(226)	41	246

Exchange adjustments	10	1	(38)	(37)	(27)	11

Cash flow	(26)	14	220	234	208	(12)

Acquisitions and disposals	(2)	–	–	–	(2)	(2)

At end of 2003	249	(6)	(23)	(29)	220	243

In the Statement of Group cash flow and related notes, “cash” includes cash at bank, deposits repayable on demand and overdrafts; deposits are repayable on demand if they are available within 24 hours without penalty.

90	ICI ANNUAL REPORT AND ACCOUNTS 2003

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34	Leases

	2003	2002	2001
	£m	£m	£m

Total rentals under operating leases, charged as an expense in the profit and loss account

Continuing operations

Hire of plant and machinery	11	10	11

Other	51	54	58

Total	62	64	69

	Land and buildings		Other assets

	2003	2002	2003	2002
	£m	£m	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	8	7	5	5

Expiring in years 2 to 5	18	15	16	14

Expiring thereafter	19	20	2	3

	45	42	23	22

	Operating leases		Finance leases

Obligations under leases comprise	2003	2002	2003	2002
	£m	£m	£m	£m

Rentals due within 1 year	68	64	1	1

Rentals due after more than 1 year

From 1 to 2 years	55	51	1	1

From 2 to 3 years	43	41	1	1

From 3 to 4 years	31	30	–	1

From 4 to 5 years	23	23	–	–

After 5 years from balance sheet date	114	123	1	1

	266	268	3	4

	334	332	4	5

Less amounts representing interest			–	–

Present value of net minimum lease payments			4	5

Less current lease obligations			(1)	(1)

Non current lease obligations			3	4

Obligations under finance leases are included in other creditors (note 19). The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

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notes relating to the accounts

35	Employee numbers and costs

Average number of people employed by the Group

Classes of business
	2003	2002	2001

Continuing operations

National Starch	9,670	9,710	10,110

Quest	4,590	4,690	4,720

Performance Specialties	2,950	3,800	4,120

Paints	15,610	15,740	15,900

Regional and Industrial	3,010	3,690	4,490

Corporate

Board support	110	130	150

Group technical resources and other shared services	270	270	290

	36,210	38,030	39,780

Geographic areas

Continuing operations	2003	2002	2001

United Kingdom	5,250	6,250	6,710

Continental Europe	6,190	6,340	6,550

USA	10,070	10,410	10,930

Other Americas	5,170	5,310	5,710

Asia Pacific	9,230	9,420	9,590

Other countries	300	300	290

Total employees	36,210	38,030	39,780

Number of people employed by the Group at the year end
	2003	2002	2001

Continuing operations	35,030	36,660	38,600

Employee costs
	2003	2002	2001
Continuing operations	£m	£m	£m

Salaries	958	1,009	1,016

Social security costs	92	95	101

Pension costs	120	89	70

Other employment costs	33	27	31

	1,203	1,220	1,218

Less amounts allocated to capital	(6)	(4)	(1)

Severance costs charged in arriving at profit (loss) before tax	113	37	104

Employee costs charged in arriving at profit (loss) before tax	1,310	1,253	1,321

92	ICI ANNUAL REPORT AND ACCOUNTS 2003

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36	Retirement benefits

The Group accounts for employee retirement benefits in accordance with the UK Standard SSAP 24 Accounting for Pension Costs and, for post-retirement healthcare in compliance with UITF Abstract 6 Accounting for Post-Retirement Benefits other than Pensions. Additional analysis is also provided in accordance with FRS No. 17 Retirement Benefits. Although none of the amounts calculated in accordance with this Standard are required to be recognised in the primary statements until accounting periods beginning on or after 1 January 2005, full disclosure in accordance with this Standard, is included in this note.

Analysis is also provided in note 41 of the aggregate net periodic benefits cost and funded status of the Group’s major post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No.87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No.106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and SFAS No.132 Employers’ Disclosures about Pensions and Other Post-Retirement Benefits (revised 2003).

Pensions (SSAP 24) – Group
The Company and most of its subsidiaries operate retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for most existing employees are generally of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administered funds. Formal valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method.

The actuarial assumptions used to calculate the projected benefit obligation of the Group’s defined benefit pension schemes vary according to the economic conditions of the country in which they are situated. For the Group’s major plans the principal weighted average rates used were:

	2003	2002
	%p.a.	%p.a.

Discount rate used in determining the actuarial present values of the benefit obligations	5.7	6.0

Expected long-term rate of return on investments	5.8	6.1

Rate of increase of future earnings	3.7	4.0

Increase in pensions in payment	2.1	2.4

In arriving at the valuations of the Group’s major defined benefit schemes, fund assets were valued at market values on the date of valuation of each fund. The value of these assets was £7,083m (2002 £7,721m) and was sufficient to cover 91% (2002 99%) of the benefits that had accrued to members after allowing for expected future increases in earnings.

The total pension cost for the Group for 2003 was £120m (2002 £89m; 2001 £70m). Accrued pension costs, which are included in other creditors (note 19), amounted to £37m (2002 £9m). Provisions for the benefit obligations of a small number of unfunded plans amounted to £134m (2002 £148m) and are included in provisions for liabilities and charges – pensions (note 21). Prepaid pension costs amounting to £507m (2002 £525m) are included in debtors (note 16).

ICI Pension Fund
The ICI Pension Fund accounts for approximately 85% of the Group’s major plans in terms of asset values and projected benefit liabilities. Based on the actuarial valuation as at 31 March 2000, the Company agreed to make six annual payments into the Fund of £30m per annum from 2001 through 2006, subject to a review in 2003. The latest actuarial valuation of the Fund, as at 31 March 2003, disclosed a solvency ratio of 93% and the Company has agreed to make a further nine annual payments into the Fund of £62m per annum from 2004 to 2012, subject to a review at the next valuation, and to provide an asset-backed guarantee, via a wholly owned subsidiary specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund (see note 40). The deficit, together with the prepayment, is taken into account in arriving at the employer’s pension costs charged in the accounts by being amortised as a percentage of pensionable emoluments over the expected working lifetime of existing members. In 2003 this gave rise to a SSAP 24 charge of £42m (2002 £16m).

Healthcare (UITF Abstract 6)
The Group provides in North America, and to a lesser extent in some other countries, certain unfunded healthcare and life assurance benefits for retired employees. At 31 December 2003 approximately 18,000 (2002 20,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

The total post-retirement healthcare cost for the Group’s major post-retirement benefit schemes for 2003 was £15m (2002 £12m; 2001 £10m) and the provision at the year end was £167m (2002 £179m).

In accordance with UITF Abstract 6, the Group has adopted the measurement basis of the US Standard, SFAS No.106 as the basis of its UK GAAP reporting. Costs and provisions were determined on an actuarial basis. The assumptions relating to the schemes are set out in the table in note 41.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2003 by £11m (2002 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2003 by £1m (2002 £2m).

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notes relating to the accounts

36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17)

The most recent actuarial valuations of the Group’s major defined benefit pension schemes and post-retirement healthcare schemes have been updated to 31 December 2003 to take account of the transitional requirements of FRS No. 17.

Financial assumptions to calculate the projected benefit obligations of Group schemes

The principal weighted average rates used were:

	2003	2002	2001
	% p.a.	% p.a.	% p.a.

Discount rate	5.5	5.7	6.0

Inflation rate	2.4	2.3	2.5

Long-term rate of increase in future earnings	3.9	3.8	3.9

Increase in pensions in payment	2.2	2.1	2.2

Post-retirement healthcare cost inflation rate	8.9	8.0	7.4

Expected rates of return, assets, liabilities and net (liabilities) assets
	At 31 Dec	At 31 Dec	At 31 Dec
	2003	2002	2001
	%	%	%

Expected rates of return

Equities	8.3	8.6	7.8

Bonds	5.0	4.7	5.4

Other	5.3	5.5	6.9

	£m	£m	£m

Assets in schemes

Equities	1,769	1,659	2,329

Bonds	5,312	5,216	5,191

Other	269	177	59

Total fair value of assets	7,350	7,052	7,579

Present value of scheme liabilities	8,337	7,866

Net (deficit) in the schemes	(987)	(814)

Less: Unrecognisable surpluses	(3)	–

Net recognised (deficit)	(990)	(814)

Deferred tax asset	122	126

Net liabilities	(868)	(688)

Represented by

(Deficits)	(874)	(694)

Surpluses	6	6

Analysis of net recognised (deficit)

ICI UK Pension Fund	(432)	(257)

Other funded pension schemes	(289)	(307)

Total funded schemes	(721)	(564)

Unfunded pension schemes	(77)	(75)

Post-retirement healthcare schemes	(192)	(175)

Total unfunded schemes	(269)	(250)

Net recognised (deficit)	(990)	(814)

Represented by

(Deficits)	(999)	(823)

Surpluses	9	9

94	ICI ANNUAL REPORT AND ACCOUNTS 2003

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36	Retirement benefits (continued)

Retirement benefits – Pensions and healthcare (FRS No. 17) (continued)

Set out below is an analysis of the amounts that would be charged to the profit and loss account and the statement of total recognised gains and losses in respect of the Group’s major defined benefit pension and post-retirement healthcare schemes in accordance with the transitional requirements of FRS No. 17.

Analysis of the amounts that would be charged to profit and loss account in accordance with FRS No. 17
	2003	2002
	£m	£m

Current service cost	(54)	(60)

Past service cost	(14)	(5)

Previously unrecognised surplus from past service costs	–	2

Losses on curtailments	–	(44)

Gains on settlements	–	18

	(68)	(89)

Other finance costs

Expected return on assets in schemes	391	454

Interest on liabilities in schemes	(442)	(468)

Restriction relating to recoverable surplus	(1)	1

Net finance cost	(52)	(13)

Amounts charged to the profit and loss account	(120)	(102)

Analysis of amount that would be recognised in statement of total recognised gains and losses in accordance with FRS No. 17

Actual return less expected return on assets (deficit)	321	(519)

Experience gains and (losses) arising on liabilities	(36)	201

Changes in demographic and financial assumptions underlying
the present value of the liabilities (deficit)	(458)	(89)

Adjustments to unrecognised scheme surplus	(3)	7

Net actuarial (loss) recognised in statement of total recognised gains and losses	(176)	(400)

Movement in net deficit during the year in accordance with FRS No. 17
	2003	2002
	£m	£m

Net recognised (deficit) at beginning of year	(814)	(511)

Movement in year:

Current service cost	(54)	(60)

Past service costs	(14)	(5)

Previously unrecognised surplus from past service costs	–	2

Losses on curtailments	–	(44)

Gains on settlements	–	18

Net finance cost	(52)	(13)

Contributions	122	161

Actuarial loss	(176)	(400)

Exchange adjustment gains	24	38

Change in population	(26)	–

Net (deficit) at end of year	(990)	(814)

At 31 December 2003 the difference between the expected and actual return on assets was a gain of £321m (2002 deficit £519m) or 4% (2002 7%) of the scheme assets. The experience losses arising on scheme liabilities at 31 December 2003 were £36m (2002 gains £201m) or 0% (2002 3%) of scheme liabilities. The net actuarial loss at 31 December 2003, that would be charged in the statement of total recognised gains and losses, was £176m (2002 £400m) or 2% (2002 5%) of the scheme liabilities.

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37	Financial risk management

The Group’s treasury objectives and policies are discussed in the Operating and Financial Review on pages 21 to 23.

(a) Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2003, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the Operating and Financial Review on pages 21 to 23.

Financial assets
	2003				2002

	At fixed	At floating	Interest free	Total	At fixed	At floating	Interest free	Total
	interest	interest			interest	interest
	rates	rates			rates	rates
	£m	£m	£m	£m	£m	£m	£m	£m

Current asset investments, short-term
deposits and cash

Sterling	–	77	15	92	–	–	63	63

US Dollar	–	140	40	180	–	16	52	68

Euro	–	3	56	59	–	3	38	41

Japanese Yen	–	1	4	5	–	–	2	2

Other currencies	–	39	120	159	–	35	109	144

	–	260	235	495	–	54	264	318

Fixed asset investments and debtors
due after more than one year

Sterling				11				4

US Dollar				40				38

Euro				–				2

Other currencies				8				4

Total financial assets				554				366

At 31 December 2003 the financial assets of the Group comprised:

Investments in participating and other investments

Loans to associates				–				–

Other investments

Shares				17				17

Loans				15				–

Debtors due after more than one year				27				31

Current asset investments and short-term deposits				345				160

Cash				249				267

Less financial assets of insurance subsidiaries				(99)				(109)

				554				366

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 month to 6 months by reference to the relevant inter-bank rate.

96	ICI ANNUAL REPORT AND ACCOUNTS 2003

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37	Financial risk management (continued)

(a) Interest rate risk (continued)

Financial liabilities
	2003			2002

	At fixed	At floating	Total	At fixed	At floating	Total
	interest	interest		interest	interest
	rates	rates		rates	rates
	£m	£m	£m	£m	£m	£m

Sterling	112	(47)	65	48	11	59

US Dollar	431	622	1,053	475	727	1,202

Euro	81	434	515	75	226	301

Japanese Yen	212	(63)	149	257	93	350

Other currencies	16	135	151	31	167	198

	852	1,081	1,933	886	1,224	2,110

At 31 December 2003 the financial liabilities of the Group comprised:

Short-term borrowings			29			226

Current instalments of loans			534			500

Loans			1,353			1,363

Other creditors due after more than one year

Environmental liabilities			–			1

Other creditors			14			17

Finance leases			3			3

			1,933			2,110

The applicable weighted average interest rates for fixed rate financial liabilities are: Sterling 9.7% (2002 10.9%); US dollar 6.9% (2002 7.0%); Euro 4.3% (2002 4.3%); Japanese yen 0.5% (2002 0.6%); other currencies 12% (2002 14.6%).

The applicable weighted average period for which rates are fixed are: Sterling 3 years (2002 4 years); US dollar 3 years (2002 4 years); Euro 4 years (2002 5 years); Japanese yen 2 years (2002 3 years) and other currencies 3 years (2002 2 years).

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and liabilities.

(b) Currency exposures on monetary assets and liabilities
As explained in the Operating and Financial Review, on page 22, the Group’s policy is, where practicable, to hedge all exposures on monetary assets and liabilities. As a result there are no significant non functional currency exposures.

(c) Maturity of financial liabilities
The maturity profile of the Group’s financial liabilities, as defined in section (a) above, at 31 December 2003 was as follows:

	2003	2002
	£m	£m

In one year or less	563	726

In more than one year but not more than two years	151	548

In more than two years but not more than five years	907	792

In more than five years	312	44

	1,933	2,110

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37	Financial risk management (continued)

(d) Borrowing facilities
Committed facilities available to the Group at 31 December 2003 in respect of which all conditions precedent had been met at that date were as follows:

	2003	2002
	£m	£m

Expiring in one year or less	100	201

Expiring in more than one year	–	883

Expiring in more than two years	777	425

	877	1,509

(e) Net debt management
The Group manages the currency and interest rate exposure which arises on borrowings and cash not immediately required by the business on a net basis through the use of currency swaps, forward exchange contracts, interest rate swaps and interest rate caps.
The most significant consequences of this approach are:
– to manage the currency exposures arising from loans by holding cash and through currency swaps.
– to reduce the proportion of the Group’s fixed interest rate liabilities arising from loans through the use of fixed to floating rate swaps.
The financial instruments used in debt management are accounted for as described in the Group’s accounting policies on pages 52 and 53.

The notional principal amounts and fair values, net of associated hedges, of the Group’s financial assets and financial liabilities were as follows:

	Notional
	principal amounts		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Interests in participating and other investments – other investments†	32	17	32	17	32	17

Current asset investments and short-term deposits†	260	54	260	54	260	54

Cash†	235	264	235	264	235	264

Other financial assets†	27	31	27	31	27	31

Short-term borrowings	(28)	(224)	(29)	(226)	(29)	(224)

Loans	(1,836)	(1,850)	(1,834)	(1,848)	(1,940)	(2,010)

Other financial liabilities	(18)	(21)	(17)	(21)	(18)	(21)

Currency swaps	(605)	(814)	(53)	(15)	(21)	27

Interest rate swaps	3,215	3,485	–	–	17	36

Total net liabilities			(1,379)	(1,744)	(1,437)	(1,826)

Financial assets			554

Financial liabilities			(1,933)

			(1,379)

* ( ) = liability
† The Group has assumed that the fair value approximates to the carrying value.

The fair value of the Group’s debt, all swaps, and caps have been estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve.

The total decrease in the fair value of long-term debt net of associated hedges for the year ended 31 December 2003 of £70m arose from the net addition to loans (£102m), favourable movements on foreign exchange (£115m) and favourable movements due to changes in interest rates (£57m).

A portfolio approach is adopted to create the Group’s target proportion of fixed and floating rate debt by currency. The maturity profile of the net fixed rate exposure is spread over several years to reduce re-pricing risk. Short term borrowings include balances relating to forward exchange contracts. These balances are further analysed in section (g).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

98	ICI ANNUAL REPORT AND ACCOUNTS 2003

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37	Financial risk management (continued)

(e) Net debt management (continued)
The Group is exposed to credit related losses in the event that counterparties to off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy parties and the Group does not expect any significant loss to result from non-performance. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at 31 December 2003.

At 31 December 2003 the aggregate value of all financial instruments with a positive fair value (assets) was £57m for currency swaps, £54m for interest rate swaps, £17m for forward contracts, nil for interest rate caps and £6m for currency options.

(f) Hedges
The table below analyses movements in the fair values of derivatives used to hedge financial assets and liabilities:

	2003			2002

	Fair	Fair	Total net	Fair	Fair	Total net
	value	value	assets/	value	value	assets/
	assets	liabilities	(liabilities)	assets	liabilities	(liabilities)
	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges at 1 January	172	(106)	66	429	(289)	140

Gains and losses arising in previous years that were recognised
during the year	(44)	21	(23)	(102)	3	(99)

Gains and losses arising before 1 January that were not
recognised during the year	128	(85)	43	327	(286)	41

Gains and losses arising in the year that were not
recognised during the year	6	(57)	(51)	(155)	180	25

Unrecognised gains and losses on hedges at 31 December	134	(142)	(8)	172	(106)	66

Of which:

Gains and losses expected to be recognised within 1 year	47	(64)	(17)	44	(21)	23

Gains and losses to be recognised after more than 1 year	87	(78)	9	128	(85)	43

	134	(142)	(8)	172	(106)	66

(g)   Currency management
The Group hedges its net transactional currency exposure arising on stocks, trade debtors and creditors (trade working capital) fully through the use of forward foreign exchange contracts. The Group selectively hedges its anticipated currency cash flow exposures for up to 12 months ahead through the use of forward foreign exchange contracts and selective purchase of currency options.

Surplus funds are invested in instruments in a variety of currencies. Forward foreign exchange contracts are used to hedge these back to the currencies that are appropriate for the net debt portfolio.

The financial instruments used in currency management are accounted for as described in the Group’s accounting policies on pages 52 and 53.

The notional principal amounts and fair values of forward exchange and currency option contracts used in currency management are as follows:

	Notional
	principal amounts		Carrying values*		Fair values*
	At 31 December		At 31 December		At 31 December

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Hedging working capital			1	1	1	1

Forward contracts to buy currency	118	99

Forward contracts to sell currency	(118)	(96)

Hedging anticipated cash flows			3	6	7	6

Currency contracts to buy currency	92	97

Currency contracts to sell currency	(84)	(88)

Hedging debt			(12)	(4)	(12)	(4)

Forward contracts to buy currency	1,018	617

Forward contracts to sell currency	(1,030)	(620)

* ( ) = liability

ICI ANNUAL REPORT AND ACCOUNTS 2003	99

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37	Financial risk management (continued)

(h) Management of current asset investments
Surplus funds are invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group’s balance sheet. Investments are classified as ‘available for sale’.

The Group’s exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit risk of these instruments is represented by the fair value of contracts with a positive fair value.

38	Statutory and other information

Remuneration of the Auditor
Remuneration of the Auditor for each of the three years ending 31 December 2003, 2002 and 2001 was as follows:

		2003	2002	2001
	notes	£m	£m	£m

Statutory audit of the Group – Remuneration of Auditor	1	3.1	2.8	2.8

Services other than statutory audit – Remuneration of Auditor and associates

Audit related services	2	0.9	2.1	0.9

Tax services	3	0.8	1.1	1.8

Other services		0.1	0.1	0.4

		1.8	3.3	3.1

Notes

1.	Remuneration of the Auditor for statutory audit of the Group includes remuneration and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2003 amounting to £65,000 (2002 £61,000; 2001 £66,000).

2.	Expenditure in 2003 related principally to employee benefit plans, the issuance of Guaranteed Loan Notes 2008 and 2013 and the review of interim financial statements. The expenditure for 2003 comprised audit related regulatory reporting £0.6m and further assurance services £0.3m. Expenditure in 2002 related principally to the rights issue, employee benefit plans, divestment transactions and the review of interim financial statements. The expenditure for 2002 comprised audit related regulatory reporting £1.5m and further assurance services £0.6m. Expenditure in 2001 related principally to divestment transactions, employee benefit plans and the review of interim financial statements. The expenditure for 2001 comprised audit related regulatory reporting £0.3m and further assurance services £0.6m.

3.	Tax services for 2003 comprised compliance services £0.6m and advisory services £0.2m. Tax services for 2002 comprised compliance services £0.9m and advisory services £0.2m. Tax services for 2001 comprised compliance services £0.9m and advisory services £0.9m.

Loans and guarantees to officers
Included in debtors in 2001 was an interest free loan totalling £7,000 to Dr J D G McAdam. This was repaid during 2002. Also at 31 December 2003 an interest free housing loan to an officer of the Company amounting to £100,000 (2002 £nil; 2001 £nil) was outstanding and became disclosable.

In accordance with the Company’s policy of providing housing assistance to staff on international assignment, a subsidiary has guaranteed a housing loan for an officer to the extent of £143,000 (2002 £131,000; 2001 £123,000). The year on year movement in the sterling equivalent value of this loan is solely due to translation at the spot exchange rate at the end of each year.

100	ICI ANNUAL REPORT AND ACCOUNTS 2003

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39	Commitments and contingent liabilities	Group		Company

		2003	2002	2003	2002
		£m	£m	£m	£m

	Commitments for capital expenditure not provided for in these
	accounts (including acquisitions)

	Contracts placed for future expenditure	28	23	6	2

	Expenditure authorised but not yet contracted	104	140	3	5

		132	163	9	7

Contingent liabilities existed at 31 December 2003 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2003 (31 December 2002: £nil); the maximum contingent liability for the Company, mainly on guarantees by subsidiaries, was £1,357m (2002 £1,441m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly-owned subsidary ICI Wilmington, Inc.

The Group is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposals or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate, however provisions have been established at 31 December 2003 in accordance with the Group’s accounting policy. It is believed that, taking account of these provisions, the cost of addressing currently identified environmental obligations is unlikely to impair materially the Group’s financial position and results of operations.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of law suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. Glidden is currently a defendant in four active suits and is also named in three unserved cases. Glidden continues to believe that it has strong defences to all of the pending cases and has denied all liability and will continue to defend all actions vigorously.

ICI Chemicals & Polymers Limited (“C&P”), a subsidiary, was involved in arbitration proceedings in Singapore regarding PTA technology exchange and licence arrangements with PT Polyprima Karyareksa (“Polyprima”). Fees due under these arrangements were being claimed by C&P against Polyprima who, in response, claimed damages for alleged breach of contract, fraud, deceit, misrepresentation and concealment. C&P’s claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and in June 2003 the arbitration tribunal ordered Polyprima to pay outstanding licence fees and dismissed the counterclaims against C&P.

In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavours containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected by the recall, including Coca Cola (Japan) Company Limited (“Coca Cola Japan”). On 8 August 2003 The Coca Cola Company and Coca Cola Japan filed a lawsuit in the state court of

Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. Quest has denied liability and is contesting the claim vigorously. It is possible that the other two customers will also seek to recover alleged damages.

Following ICI’s trading statement on 25 March 2003, three purported class actions on lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs and Ordinary Shares between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to disclose properly the extent of customer service problems at Quest following the implementation of new enterprise resource planning systems in 2002. At this point, the amount of the damages being claimed by the plaintiffs is unclear but could be substantial. ICI intends to contest the claims vigorously.

The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, arising out of the normal course of business or results of operations. The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which the Group has given other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI is estimated at £146m). On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to

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39	Commitments and contingent liabilities (continued)

Sembcorp Utilities Teesside Ltd (“Sembcorp”); however, the counter indemnity to ICI was not transferred to Sembcorp and remains a liability of ETOL. The present value of the gas purchase commitment guaranteed by ICI is estimated at £247m. The numbers quoted above are ICI’s current estimates of its maximum potential liability.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. Ineos Chlor has currently drawn £80m under the facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance from the UK Government. The new funding from ICI comprises a £30m cash contribution and additional loan finance of £30m. The terms of the £100m loan having been restructured, loan repayments are due by the end of 2010.

Following the completion of the refinancing the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business has been withdrawn.
The only significant take-or-pay contract entered into by subsidiaries is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years.The present value of this commitment is estimated at £137m.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, liquidity or financial position.

40	Related party transactions

Related party transactions The following information is provided in accordance with FRS No. 8 Related Party Transactions, as being material transactions with related parties during 2003.

Related party: IC Insurance Ltd and its subsidiaries, disclosed as a principal associate on page 75.

Transactions:

	a)	Insurance claims settled by IC Insurance Ltd with ICI amounted to £nil (2002 £nil; 2001 £nil).

	b)	Funds on deposit with ICI Finance PLC amounted to £10m (2002 £10m; 2001 £10m).
Related party: ICI Pension Trustees Ltd

Transactions:

In recognition of a deficit for funding purposes of £443m and a solvency ratio of 93% at 31 March 2003 concluded as a result of the completion of the triennial valuation of the ICI UK Pension Fund (“the Fund”) the Company has agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004, and to provide an asset-backed guarantee, via a wholly owned subsidiary specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. Such asset-backed guarantee will be secured by way of fixed and floating charge over the assets of the subsidiary. These arrangements replace the previous schedule of six annual top-up payments of £30m that was agreed in 2000.

102	ICI ANNUAL REPORT AND ACCOUNTS 2003

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41	Differences between UK and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). The significant differences between UK GAAP and US Generally Accepted Accounting Principles (US GAAP) which affect the Group’s net income and shareholders’ equity are set out below:

	(a)	Accounting for pension costs
There are six significant differences between UK GAAP under SSAP 24 and US GAAP in accounting for pension costs that impact ICI:

	(i)	SFAS No. 87 Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the main UK retirement plans, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

	(ii)	SFAS No. 87 requires measurements of plan assets and obligations to be made as at the date of financial statements or a date not more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

	(iii)	SFAS No. 87 requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the company’s best estimate of the cost of providing the benefits promised.

	(iv)	Under SFAS No. 87 a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the Group’s policy is to not recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

	(v)	Under SFAS No. 87, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction in shareholders’ equity, net of tax. Under UK GAAP, this liability is usually recognised on a systematic basis over the remaining average service lives of the employees by way of increased contribution rates.

	(vi)	SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, requires immediate recognition of previously unrecognised gains or losses when certain events meeting the definition of a plan settlement or curtailment occur. Under UK GAAP, such gains or losses are recognised over the expected service life of the remaining employees.

	(b)	Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles
In the Group’s financial statements, prepared in accordance with UK GAAP, goodwill arising on acquisitions accounted for under the purchase method after 1 January 1998 is capitalised and amortised. Prior to that date such goodwill arising on acquisitions by the Group was and remains eliminated against retained earnings. Values were not placed on intangible assets. Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired asset, any goodwill previously taken directly to shareholders’ equity is then charged in the income statement against the income or loss on disposal or closure.

Prior to the adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 January 2002, under US GAAP all goodwill was capitalised and amortised through charges against income over its estimated life not exceeding 40 years. Also, under US GAAP, it was normal practice to ascribe fair values to identifiable intangibles and for the purpose of the adjustments to US GAAP, included in the tables below, identifiable intangible assets of the Group were amortised to income over the lower of their estimated lives or 40 years. Provision under US GAAP was made where there was a permanent impairment to the carrying value of capitalised goodwill and intangible assets, based on a projection of future undiscounted cash flows.

The Group adopted the provisions of SFAS No. 142 from 1 January 2002. The standard requires that intangible assets with finite lives be amortised over their estimated useful lives. Intangible assets with indefinite lives are tested for impairment annually in lieu of being amortised. Goodwill is no longer amortised on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise.

At 31 December 2003 the Group had intangible assets with a gross carrying amount of £300m less accumulated amortisation of £195m under US GAAP. The related amortisation expense for the period was £30m. The amortisation expense for the 5 succeeding years is estimated as follows: 2004 £30m, 2005 £30m, 2006 £30m, 2007 £15m and 2008 £nil.

The goodwill balance under US GAAP at 31 December 2003 amounted to £3,173m (2002 £3,507m). The segmental analysis of this goodwill, based on the Group’s defined segments is as follows: National Starch £1,915m (2002 £1,967m), Quest £736m (2002 £742m), Performance Specialties £nil (2002 £256m), Paints £504m (2002 £523m) and Regional and Industrial £18m (2002 £19m). The significant movements in the period include the impairment of the goodwill relating to Uniqema (£255m), as described below, and exchange.

In the period to 31 December 2003, an impairment of £255m was recognised, representing the entire goodwill in Uniqema. Under UK GAAP, the majority of the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. This impairment resulted from the difficult trading conditions faced by the business and has been disclosed in the US GAAP reconciliation under the heading “Purchase accounting adjustments”.

The fair value of the reporting unit, as required under the first stage of impairment in SFAS No. 142, was calculated using a present value technique. This involved discounting the future cash flows of the reporting unit at an appropriate risk adjusted discount factor. In calculating the fair value, significant management judgement was applied, for example, the quantification of the underlying cash flows of the reporting unit including applying an appropriate terminal growth value and the selection of an appropriate discount rate. As the fair value of the reporting unit was less than its book value, a second stage was performed which compared the fair value of the unit’s goodwill to the book value of its goodwill. Fair value procedures similar to those used in a business combination were used in this stage.

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41	Differences between UK and US accounting principles (continued)

If SFAS No. 142 had been applied in the year ended 31 December 2001 net income would have been £134m higher (EPS 15.4p higher –basic and diluted).

(c) Capitalisation of interest
There is no requirement in the UK to capitalise interest and the Group does not capitalise interest in its Group financial statements. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities
In June 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Group adopted SFAS No. 133 and SFAS No. 138 on 1 January 2001. In accordance with the transition provisions of SFAS No.133, the Group recorded, at 1 January 2001, a net-of-tax cumulative-effect-type increase of £4m in accumulated other comprehensive income within shareholders’ equity to recognise at fair value all derivatives that were previously designated as cash flow hedging instruments. A fair value adjustment increased debt by £35m which was offset by a corresponding amount to record derivatives previously designated as fair value hedging instruments. All of the transition adjustment that was recorded in accumulated other comprehensive income has been reclassified into earnings as of 31 December 2001. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules. Upon adoption, the Group’s management decided not to designate any of its derivative instruments as hedges for US GAAP accounting purposes. Derivatives previously designated as cash flow and fair value hedges are now marked to market. Consequently, the Group’s earnings under US GAAP may be more volatile because of the effect of derivative instruments. Under US GAAP, the forward contracts to purchase the Company’s Ordinary Shares by the employee share trust in order to hedge obligations in respect of options issued under certain employee share option schemes are recognised in the balance sheet at fair value, with changes in the fair value recognised in net income.

(e) Restructuring costs
The Group has incurred various restructuring costs that have primarily included costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under UK GAAP, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i) Prior to the adoption of SFAS No. 146 on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94–3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 or SFAS No. 112 and are accrued once they become probable and estimable.

(ii) Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii) Prior to the adoption of SFAS No. 146, other costs associated with an exit activity were recognised as a liability in accordance with EITF 94–3 when the Group’s management committed to execute an exit plan that would result in costs that would have no future economic benefit. Under SFAS No. 146 such costs are recognised as a liability when they are incurred and are measured at fair value.

(iv) Under UK GAAP, assets to be abandoned are written down to the higher of net realisable value and value in use. Under US GAAP assets to be abandoned are classified as held for use. A preliminary review of tangible fixed assets is carried out using undiscounted cash flows. If the undiscounted cash flows are less than the asset’s carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life. An adjustment in this respect amounting to £39m has been included in the US GAAP reconciliation under the heading “Restructuring”.

(f) Foreign exchange
Under UK GAAP, on the sale of a foreign enterprise cumulative foreign exchange differences within reserves are not considered in arriving at a gain or loss on disposal. Under US GAAP, on the sale of a foreign enterprise the cumulative foreign currency differences within reserves are taken to net income in arriving at the gain or loss on disposal.

(g) Discontinued operations
Under UK GAAP, discontinued operations are defined as material, clearly separate operations which have been sold or permanently terminated. UK GAAP further states that for an operation to be classified as discontinued, its disposal should have a material effect on the nature and focus of a reporting entity’s operations and represent a material reduction in operating facilities. A list of businesses which have been treated as discontinued operations under UK GAAP is included in note 1. Under US GAAP prior to the adoption of SFAS No. 144 on 1 January 2002 discontinued operations were defined by APB Opinion No. 30 as a segment of a business that had been disposed of or, although still operating was subject to a formal plan for disposal. No businesses met the APB Opinion No.30 criteria for discontinued operations. Under SFAS No. 144 a discontinued operation is now defined as a component of an entity that has been disposed of or is classified as held for sale, subject to certain conditions. This component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Under US GAAP, the Synetix disposal met the SFAS No. 144 conditions and therefore, Synetix was classified as a discontinued operation. Accordingly, under US GAAP, the results of the operations and the gain on the disposal of Synetix are classified within discontinued operations. Prior period results have been restated. Under US GAAP, the gain on sale in 2002 amounted to £107m and Synetix sales were £121m and £143m for 2002 and 2001 respectively. Under UK GAAP, the Synetix disposal did not have a material effect on the nature and focus of operations nor did it represent a material reduction in operating facilities. As a result, Synetix was classified as continuing under UK GAAP.

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41	Differences between UK and US accounting principles (continued)

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business. The disposal, for UK financial reporting purposes, was classified as a discontinued operation. However, under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. US GAAP accounting for the Chlor-Chemicals business therefore differs from that under UK GAAP and involves applying a modified equity method of accounting for any future losses that may arise up to the full amount of the Group’s investment and committed funding. The approximate gross assets and gross liabilities of Chlor-Chemicals are £223m and £243m respectively under UK GAAP at 31 December 2003.

In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC (HIH) to Matlin Patterson Global Opportunities Partners, for completion by 15 May 2003. Under UK GAAP, the Group discontinued the application of the equity method of accounting on reaching this agreement and deferred recognition of the loss on sale of the HIH Notes and gain on sale of the equity until completion of the transaction on 9 May 2003, at which time a profit before tax of £50m was recognised.

Under US GAAP, the Notes transaction and the equity transaction were accounted for as separate transactions since they were not interdependent. Accordingly, under US GAAP, a pre-tax loss was recognised on the sale of the HIH Notes (approximately £40m) in 2002, and the pre-tax gain on the equity transaction (approximately £121m) has been recognised in 2003. Additionally, under US GAAP, the Group has continued to account for its equity investment in HIH under the equity method of accounting, and therefore has continued to recognise its proportionate share of HIH’s operating results until completion. The equity accounted results in 2003 up to the date of completion (a pre-tax loss of £14m) have been included in the US GAAP net income reconciliation. The adjustments in respect of HIH have been included in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

During 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of £19m which included goodwill previously written off to reserves of £19m. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 42 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported under US GAAP amounted to £4m and the adjustment of £15m has been disclosed in the US GAAP reconciliation under the heading “Disposals and other adjustments”.

(i) Ordinary dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity upon declaration of the dividend.

(j) Taxation
Both UK and US GAAP require full provision for deferred tax, and consequently the adjustment in respect of taxation primarily relates to the deferred tax effect of other US GAAP adjustments.

(k) Share compensation expense
In the Group’s consolidated financial statements prepared under UK GAAP, no compensation expense is recognised in respect of the Group’s share option schemes. Under US GAAP, compensation cost has been recognised for all options, including arrangements under the Group’s UK Sharesave scheme. The cost is calculated as the difference between the option price and the market price at the end of the reporting period for all option plans including performance related criteria. In the Group’s UK Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Following the issue of EITF 00–23, Issues Related to the Accounting for Share Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the cost of grants under the Group’s UK Sharesave scheme is treated in accordance with all other plans. At 31 December 2003, the Group had a number of share based compensation plans, which are described in note 23. The Group recognises compensation costs for US GAAP purposes in accordance with the requirements of APB Opinion No. 25.

(l) New US Accounting Standards implemented in the period
SFAS No. 143 Accounting for Asset Retirement Obligations
SFAS No. 143 was issued in June 2001 and addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognise a gain or loss on settlement. The adoption of SFAS No. 143 has not had a material impact on the Group’s financial statements.

SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities
SFAS No. 146 was issued in July 2002 and requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and first be recognised when the liability is irrevocably incurred. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after 31 December 2002. The restructuring programmes announced during 2003 give rise to a difference between UK and US GAAP in the amount of £8m in respect of contract termination provisions that do not yet meet the criteria of a liability under SFAS No. 146.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others
FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in

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41	Differences between UK and US accounting principles (continued)

the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002.

Note 39 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in note 39, with terms ranging between 1 to 15 years, amounted to £775m at 31 December 2003 (2002 £1,332m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £150m (2002 £426m).

No guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure
FASB No. 148 was issued in December 2002 and amends SFAS No. 123 , Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results.

Pursuant to SFAS No. 123, the Group has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Group had adopted the fair value based accounting method prescribed by SFAS No. 123:

	2003		2002		2001
	£m		£m		£m

Net income (loss) as reported	(166)		9		13

Add: Stock-based employee compensation
cost included in determining net income (loss)	7		3		(1)

Less: Stock-based compensation cost if the
fair value based method had been applied	(10)		(9)		(8)

Pro-forma net income (loss)	(169)		3		4

Earnings per share:

Basic diluted – as reported	(14.0	)p	0.8	p	1.5	p

Basic and diluted – pro-forma	(14.3	)p	0.3	p	0.5	p

The fair value of each option grant is estimated on the date of grant using a Black Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: dividend yields of 4.1% and 3.3%; expected volatility of 72% and 45%, risk-free interest rates of 4.2% and 5.1%, and expected lives of 4 years and 4 years.

FASB Interpretation No. 46, (revised December 2003) Consolidation of Variable Interest Entities, FIN No. 46 (revised) was issued in December 2003 and clarifies the application of the consolidated rules to certain variable interest entities. This Interpretation establishes a new multistep model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinate financial support from other parties. FIN No. 46 (revised) also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated. The Interpretation contains exemptions for entities deemed to be a business subject to certain other criteria being met.

The Interpretation applies to reporting periods ending after 15 March 2004, except for entities considered to be special purpose entities, to which this Interpretation applies for reporting periods ending after 15 December 2003. The Group does not hold an interest in any entities considered to be a special purpose entity. The Group does not believe that the impact of any potential variable interest entities in which the Group holds a variable interest will have a material impact on net income and shareholders’ equity.

SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities
SFAS No. 149 was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003.

Adoption of this standard has had no effect on the Group’s results.

SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
SFAS No. 150 was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most share buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. SFAS No. 150 could affect companies’ ratios, performance measures and certain share buy-back programmes. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of SFAS No. 150 has not had an impact on the Group’s financial statements.

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41	Differences between UK and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of UK GAAP:

	2003	2002	2001
			(as restated
			– note 1)
	£m	£m	£m

Net income (loss) after exceptional items – UK GAAP	20	179	102

Continuing operations	23	166	113

Discontinued operations	(3)	13	(11)

Adjustments to conform with US GAAP

Pension expense	(7)	(14)	(37)

Purchase accounting adjustments

Amortisation/impairment of goodwill and amortisation of intangibles	(249)	(117)	(127)

Disposals and other adjustments	72	(31)	10

Capitalisation of interest less amortisation and disposals	(5)	(5)	(2)

Derivative instruments and hedging activities	(15)	(41)	49

Restructuring costs	46	(6)	5

Share compensation expense	(7)	(3)	1

Others	–	(2)	2

Tax effect of US GAAP adjustments	(21)	49	10

Total US GAAP adjustments	(186)	(170)	(89)

Net income (loss) – US GAAP	(166)	9	13

Continuing operations	(167)	(107)	(4)

Discontinued operations	1	116	17

	pence	pence	pence

Basic and diluted net earnings (net loss) per Ordinary Share in accordance with US GAAP	(14.0)	0.8	1.5

Continuing operations	(14.1)	(9.6)	(0.5)

Discontinued operations	0.1	10.4	2.0

The effect on earnings per £1 Ordinary Share of the exercise of all outstanding options (note 23) would not be material.

For US GAAP purposes, the segmentation follows that of UK GAAP. Adjustments have been made between Continuing and Discontinued operations so that the disclosure under US GAAP satisfies SFAS No. 144.

For the purposes of segmental disclosures under UK GAAP, reference should be made to page 61 where there is a description of each class of business.

Under US GAAP, sales and cost of sales/administrative expenses as reported under UK GAAP are reduced by £53m (2002 £55m; 2001 £50m) on application of EITF 01-09, which requires that certain advertising co-operative allowances paid to customers are deducted from sales.

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41	Differences between UK and US accounting principles (continued)

	Balance sheet	2003	2002
	line item		(as restated
	Note*		– note 1)
		£m	£m

Shareholders’ funds – equity, as shown in the Group Balance sheet – UK GAAP		450	463

Adjustments to conform with US GAAP

Pension costs	2	(482)	(525)

Pension costs – minimum pension liability	4	(601)	(425)

Purchase accounting adjustments, including goodwill and intangibles	1	2,778	3,109

Disposal accounting adjustments	4	(29)	(71)

Capitalisation of interest less amortisation and disposals	1	31	36

Derivative instruments and hedging activities	2	25	(14)

Restructuring – contract terminations	4	8	1

Restructuring – asset impairment	1	39	–

Ordinary dividends	3	42	52

Deferred taxation and tax effects of US GAAP adjustments	4	(421)	(482)

Deferred taxation and tax effects of US GAAP adjustments	2	519	661

Total US GAAP adjustments		1,909	2,342

Shareholders’ equity in accordance with US GAAP		2,359	2,805

*	Relevant balance sheet line items included above to facilitate comparison between UK GAAP and US GAAP: 1 Fixed assets; 2 Debtors; 3 Creditors; 4 Provision for liabilities and charges.

The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of total recognised gains and losses, in note 24 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 109 to 111.

Statement of Group cash flow: Basis of preparation

The Statement of Group cash flow is prepared in accordance with UK FRS No.1 (Revised 1996) – Cash Flow Statements, the objective of which is similar to that set out in the US Standard SFAS No. 95 – Statements of Cash Flows. The two statements differ, however, in their definitions of cash and their presentation of the main constituent items of cash flow.

The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2001, 2002 and 2003 and the movements during the years ending on those dates were as follows:

	2003	2002	2001
	£m	£m	£m

Cash and cash equivalents

Cash	249	267	301

Investments and short-term deposits which were within 3 months of maturity when acquired	345	158	135

	594	425	436

Change in the balance of cash and cash equivalents

At beginning of year	425	436	572

Exchange adjustments	3	(12)	(3)

Cash inflow (outflow) during year	168	2	(119)

Acquisitions and disposals	(2)	(1)	(14)

At end of year	594	425	436

The format of the UK GAAP statement employs some nine headings compared with three in SFAS No. 95. The cash flows within the UK GAAP headings of “Operating activities”, “Returns on investments and servicing of finance” and “Taxation” would all be included within the heading of “Net cash provided by operating activities” under SFAS No. 95. Likewise, the UK GAAP headings of “Capital expenditure and financial investment” and “Acquisitions and disposals” correspond with “Cash flows from investing activities” under SFAS No. 95, and “Equity dividends paid”, “Management of liquid resources” and “Financing” in UK GAAP, subject to adjustments for cash equivalents, correspond with “Cash flows from financing activities” under US GAAP.

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41	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the pension cost of the major UK retirement plans and of the retirement plans of the Company’s major non-UK subsidiaries have been presented in the following tables, on a Group basis, in accordance with the requirements of SFAS No. 87 Accounting for Pensions, SFAS 106 Employers’ Accounting for Post-Retirement Benefits other than Pensions and of SFAS No. 132 (revised 2003) Employers’ Disclosures about Pensions and Other Post-Retirement Benefits. The actuarial liabilities of these plans comprise a substantial portion of the Group total.

Assumptions
Assumed weighted discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s major pension plans for SFAS No. 87 purposes in the Group are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension benefits			Other post-retirement
				benefits

	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%

Weighted average assumptions used to determine
benefit obligations at 31 December

Discount rate	5.5	5.7	5.9	6.2	6.8	7.4

Long-term rate of increase in remuneration	3.9	3.8	4.0	3.3	3.3	3.2

Weighted average assumptions used to determine net cost for year

Discount rate	5.6	5.7	5.9	6.6	6.8	7.4

Expected long-term rate of return on assets	6.2	5.7	5.9

Long-term rate increase in remuneration	3.9	3.8	4.0

Assumed health care cost trend rates at 31 December

Health care cost trend rate assumed for next year				8.9	8.0	7.5

Rate that cost trend gradually declines to				4.25	5.0	4.0

Year that rate reaches the rate it is assumed to remain at				2009	2008	2008

The overall expected long-term rate of return on asset assumptions is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligation. The assumption setting process is based on short and long term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s major pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans comprised:

	Pension benefits			Other post-retirement benefits

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	64	59	61	3	3	4

Interest cost	429	456	462	13	12	12

Expected return on plan assets for period	(400)	(458)	(487)	–	–	(1)

Amortisation of prior service cost	11	15	15	–	–	(1)

Amortisation of unrecognised transition obligation	4	3	3	–	–	–

Amortisation of net actuarial loss (gain)	(6)	6	18	–	–	(1)

Recognised on termination/curtailment/settlement benefits	(3)	28	49	(1)	(3)	(3)

Net periodic benefit cost	99	109	121	15	12	10

The net periodic benefit cost includes £nil (2002 £27m) for contractual terminations which are included within the relevant UK GAAP statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed health care cost rates for the major schemes by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2003 by £11m (2002 £11m) and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended 31 December 2003 by £1m (2002 £2m).

Other comprehensive income

	2003	2002	2001
	£m	£m	£m

Amounts included in other comprehensive income (arising from
change in additional minimum pension liability recognised) (net of tax)	(216)	(281)	(192)

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41	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

Obligations and funded status
The funded status of the Group’s major post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension benefits		Other post-retirement
	at 31 December		benefits at 31 December

	2003	2002	2003	2002
	£m	£m	£m	£m

Change in benefit obligations

Benefit obligation at beginning of year	7,748	7,970	196	178

Service cost	64	59	3	3

Interest cost	429	456	13	12

Participants’ contributions	5	5	–	–

Plan amendments	3	–	–	3

Actuarial loss (gain)	489	(139)	17	36

Divestitures	–	(16)	–	(1)

Settlements	(1)	(60)	–	–

Termination benefits	–	46	–	–

Benefit payments	(529)	(518)	(16)	(16)

Population change	2	–	–	–

Exchange	(24)	(55)	(15)	(19)

Benefit obligation at end of year	8,186	7,748	198	196

Change in plan assets

Fair value of plan assets at beginning of year	7,049	7,569	6	10

Actual return on plan assets	712	(60)	–	–

Business combinations	–	–	–	–

Divestitures	–	(9)	–	–

Settlements	–	(39)	–	–

Employer’s contributions	105	142	17	13

Participants’ contributions	5	5	–	–

Benefit payments	(529)	(518)	(16)	(16)

Population change	3	–	–	–

Exchange	(2)	(41)	(1)	(1)

Fair value of plan assets at end of year	7,343	7,049	6	6

Funded status

Funded status at end of year	(843)	(699)	(192)	(190)

Unrecognised net actuarial loss (gain)	854	684	29	15

Unrecognised transition amount	23	24	–	–

Unrecognised prior service cost	17	25	(4)	(4)

Other	–	3	–	–

Net amount recognised	51	37	(167)	(179)

Prepaid benefit cost	22	10	–	–

Accrued benefit cost	(676)	(509)	(167)	(179)

Intangible assets	32	30	–	–

Accumulated other comprehensive income	673	506	–	–

Net amount recognised	51	37	(167)	(179)

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41	Differences between UK and US accounting principles (continued)

Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits
	At 31 December

	2003	2002
	£m	£m

Supplementary analysis of pension plan

All plans

Accumulated benefit obligation	7,996	7,565

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	8,124	7,636

Accumulated benefit obligation	7,936	7,435

Fair value of plan assets	7,266	6,949

	Percentage of fair value
	plan assets at 31 December

	2003	2002
	%	%

Equity securities	24	23

Debt securities	72	74

Property	–	–

Other assets	4	3

	100	100

ICI has established a set of best practice principles for pension fund investment so as to ensure a globally consistent approach. These principles, which have been determined and adopted by the fiduciaries of ICI’s pension funds worldwide, include guidelines in the areas of governance, risk budgeting, strategic asset allocation and benchmarks, manager structure and selection, monitoring and other investment issues (such as derivatives and self investment). The over-arching principle clearly states that strategic asset allocation should be determined through explicit consideration of each plan’s specific liability profile and funding level and and not by local common practice. Furthermore, all plans must establish a strategic asset allocation benchmark, a relevant total plan performance benchmark and a process for controlling deviations from the strategic asset allocation benchmark. Pension funds are expected to invest in a diversified range of asset classes and investment managers. These assets may include derivatives up to a maximum of 10% of the individual fund unless a higher percentage is agreed after consultation with the Company. However, no self-investment is permitted. Whilst the Company expects to be consulted on these strategic (and other) matters, it recognises that final responsibility for establishing investment strategy often rests with local fiduciaries, who do not publish target allocations to asset classes.

The best estimate of amounts expected to be contributed to pension plans during 2004 is £141m.

The best estimate of amounts expected to be contributed to other post retirement benefit plans in 2004 is £12m.

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principal subsidiary undertakings

at 31 December 2003

	Class of	Held by ICI	Principal activities in 2003
	capital	%

UNITED KINGDOM

ICI Finance PLC	Ordinary	100†	Financial services
England

Quest International (Fragrances, Flavours,	Ordinary	100†	Manufacture of flavours, food ingredients and fragrances
Food Ingredients) UK Limited
England

CONTINENTAL EUROPE

Deutsche ICI GmbH	Ordinary	100†	Manufacture of paints, adhesives and oleochemicals
Germany

Quest International Nederland BV	Ordinary	100†	Manufacture of flavours and food ingredients
The Netherlands

Unichema Chemie BV	Ordinary	100†	Manufacture of specialty oleochemicals and derivatives
The Netherlands

THE AMERICAS

ICI American Holdings Inc	Common	100†	Holding company
USA

The Glidden Company	Common	100†	Manufacture of paints
USA

Indopco Inc USA	Common	100†	Manufacture of adhesives, industrial starches, electronic materials, food ingredients and flavourings, fragrances, oleochemicals, resins and specialty chemicals

ICI Canada Inc	Common	100†	Manufacture of paints; merchanting of ICI and
Canada			other products

Tintas Coral Ltda	Ordinary	100†	Manufacture of paints
Brazil

ASIA PACIFIC

ICI India Ltd	Equity*	51	Manufacture of paints, surfactants, flavours and
India			fragrances, nitrocellulose, rubber chemicals
(Accounting date 31 March;			and adhesives
reporting date 31 December)

ICI Pakistan Ltd Pakistan	Ordinary*	76†	Manufacture of polyester staple fibre, POY chips, soda ash, paints, specialty chemicals, sodium bicarbonate, and polyurethanes; marketing of seeds, toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Ltd	Ordinary*	88†	Manufacture of pure terephthalic acid
Pakistan

Nippon NSC Ltd	Common	100†	Manufacture of adhesives and specialty synthetic
Japan			polymers; merchanting of starch products

National Starch and Chemical (Thailand) Ltd Thailand	Ordinary	100†	Manufacture of food and industrial starches

* Listed † Held by subsidiaries

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

112	ICI ANNUAL REPORT AND ACCOUNTS 2003

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trading market for ordinary shares;
defaults, dividend arrearages and delinquencies

Trading market for Ordinary Shares
The authorised share capital of the Company comprises 1,400,000,000 Ordinary Shares of £1 each. At the close of business on 31 December 2003, 1,191,200,376 Ordinary Shares were in issue.

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. ADSs (each representing four Ordinary Shares) evidenced by ADRs issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange.

	Total	In the United States

Number of record holders of:

Ordinary Shares as at 1 January 2004	163,715	726

ADSs as at 9 February 2004	2,434	2,378

As of 9 February 2004 the proportion of Ordinary Shares represented by ADSs was 9.0% of the Ordinary Shares in issue.

The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange and the reported high and low sale prices of ADSs on the New York Stock Exchange:

	£1 Ordinary Shares		ADSs
	Year/month	Year/month	Year/month	Year/month
	high	low	high	low
	£	£	US$	US$

Year

1999	8.24	4.60	52.63	31.00

2000	6.74	3.54	45.19	20.44

2001	5.57	2.83	33.19	17.16

2002

First quarter	4.30	2.68	21.15	16.39

Second quarter	3.39	2.85	19.90	17.18

Third quarter	3.25	2.03	19.60	12.85

Fourth quarter	2.61	2.04	16.56	12.88

Year	4.30	2.03	19.90	12.85

2003

First quarter	2.38	0.92	15.43	6.00

Second quarter	1.48	0.90	9.86	5.82

Third quarter	2.10	1.22	13.20	8.36

Fourth quarter	2.13	1.69	14.39	11.39

Year	2.38	0.90	15.43	5.82

2003

July	1.71	1.22	10.94	8.36

August	1.94	1.63	12.40	10.57

September	2.10	1.64	13.20	10.90

October	1.96	1.69	13.28	11.39

November	2.13	1.93	14.39	13.06

December	2.05	1.85	14.33	13.04

2004

January	2.30	1.94	16.75	14.25

February (through to 9 February 2004)	2.20	2.10	16.34	15.43

The share price on 9 February 2004 was £2.17; the ADR price was $16.17.

On 4 February 2002 ICI announced a 7 for 11 Rights Issue. Dealings in nil paid Ordinary Share rights and ADS rights began on 26 February 2002.

Defaults, dividend arrearages and delinquencies
(a)	There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries.

(b)	There have been no arrears in the payment of dividends on and no material delinquency with respect to any class of preferred stock of any significant subsidiary of the Company.

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shareholder information

Analyses of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2003:

By size of account	Number
	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	69,144	8	1

251-500	35,975	13	1

501-1,000	29,677	22	2

1,001-5,000	25,835	51	4

5,001-10,000	1,548	11	1

10,001-50,000	851	18	1

50,001-1,000,000	527	130	11

Over 1,000,000	158	938	79

All holdings	163,715	1,191	100

By category

%

UK

Pension funds	18

Life assurance	13

Mutual funds	7

Individuals	15

Others	7

60

Overseas	40

100

In addition to the number of registered shareholders shown, there are approximately 17,000 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four Ordinary Shares, are issued by JPMorgan Chase Bank.

Control of Company
(a)   So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations.

(b)   (i)   Set out below is information regarding interests in the Company’s Ordinary Shares appearing in the Register of Interests in Shares maintained by the Company:

	As at 8 March 2002		As at 10 February 2003		As at 9 February 2004
Identity of Group	Amount	Per cent	Amount	Per cent	Amount	Per cent
	owned	of class	owned	of class	owned	of class
	(number		(number		(number
	of shares)		of shares)		of shares)
	millions		millions		millions

Barclays PLC	n/a	n/a	n/a	n/a	112.5	9.45

JPMorgan Chase Bank*	95.6	13.13	110.9	9.31	107.4	9.01

Brandes Investment Partners LLC	88.3	12.13	103.7	8.71	102.0	8.56

Franklin Resources Inc	35.4	4.86	44.9	3.77	n/a	n/a

Artisan Partners LP	n/a	n/a	37.4	3.14	82.0	6.89

Standard Life Investments Ltd	n/a	n/a	n/a	n/a	44.7	3.75

Legal & General Investment Management	n/a	n/a	n/a	n/a	44.3	3.72

*   This interest relates to ADRs issued by JPMorgan Chase Bank, as Depositary, which evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Company’s Ordinary Shares.

(ii)   As of 9 February 2004 the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of class
	Amount	Per cent
	owned	of class
	(number of
	shares)

Ordinary Shares	386,792	0.032

(iii) During the period from 31 December 2003 to 9 February 2004 there were no changes in the beneficial or non-beneficial interests of the Directors in the Ordinary Share Capital of the Company.

(c)	The Company does not know of any arrangements the operation of which might result in a change in control of the Company.

Exchange controls and other limitations affecting security holders
(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of the Company’s Ordinary Shares or ADSs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ICI Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.

(b)	There are no limitations under English Law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares of the Company.

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Taxation
The following discussion is intended as a general guide only. Shareholders who are in any doubt with regard to tax matters, or who are resident in countries other than the USA should consult their tax adviser.

The Double Taxation (Income) Convention of 1975 (“the Old Convention”) between the United Kingdom and the United States has been renegotiated and a new Convention (“the New Convention”) signed on 24 July 2001 has been ratified by the US and UK governments. The New Convention has come into force. US resident shareholders may elect to apply the Old Convention to dividends received on or prior to 30 April 2003. The Old Convention ceased to apply to any dividends paid after 1 May 2003.

The following summary of the principal UK and certain US tax consequences of ownership of Ordinary Shares or ADSs, held as capital assets by US resident shareholders is based on current UK and US Federal tax law and practice and in part on representations of JPMorgan Chase Bank as Depositary for ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADSs and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADSs, of foreign tax credits for US federal income tax purposes. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

Taxation of dividends paid to US Shareholders
An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the Company is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend. Under the Old Convention, certain US resident shareholders that receive a dividend from the Company are entitled to a payment equal to this UK tax credit (the “Tax Credit Amount”), subject to a UK withholding currently in an amount equal to the Tax Credit Amount (the “UK Withholding”). For US federal income tax purposes, the sum of the dividend paid and any associated Tax Credit Amount, for US resident shareholders who elect to apply the Old Convention to dividends received on or prior to 30 April 2003, is includible in gross income by US resident shareholders as ordinary dividend income. For foreign tax credit limitation purposes, such dividend is foreign source “passive income” (or, in the case of certain holders, “financial services income”). The UK withholding is treated as a foreign income tax which may, subject to certain restrictions and limitations, be eligible for credit against a US resident shareholder’s US federal income tax liability (or deductible by such shareholder in computing taxable income).

Shareholders should note that under the New Convention no foreign tax credit is available in respect of any associated tax credit or UK withholding with respect to any dividend payment.

No dividends received deduction is allowed to US resident corporate shareholders with respect to dividends paid by the Company.

Subject to applicable limitations that may vary depending upon a US resident shareholder’s individual circumstances, dividends paid to non-corporate US resident shareholders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US resident shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation on capital gains
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI and Zeneca demerged on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (“CGT”), the issue of new ICI shares in the rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid.)

Under the New Convention each contracting state may, in general, tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK will not generally be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency. However, an individual who is temporarily resident outside the UK may, in certain circumstances, be subject to tax on gains realised whilst he or she is resident outside the UK.

A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US source income or loss. US resident shareholders should consult their own tax advisers about the treatment of capital gains.

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the “Estate Tax Convention”), between the US and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the United Kingdom, nor resident in the UK for the last seven out of ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

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shareholder information continued

RISK FACTORS
ICI operates in competitive markets. If the Group does not continue to compete in its markets effectively by developing innovative products and responding effectively to the activities of its competitors, it could lose customers and its results of operations could be adversely affected.

ICI has a wide portfolio of business units competing across a diverse range of geographic and product markets. The Group’s business may be adversely affected if it does not continue to develop innovative products that satisfy customer needs and preferences, develop new technology or enhance existing technology that supports product development or provides cost or other advantages over its competitors, and attract and retain skilled employees that are key to creating new products. Because the Group is subject to price competition from its competitors, it must also continue to satisfy these objectives while maintaining a competitive cost base.

In addition, some of ICI’s competitors in certain markets are larger and have greater financial resources than the Group, which may enable them to deliver products on more attractive terms or to invest larger amounts of capital into their businesses, including expenditures for research and development. If any of the Group’s current or future competitors develop proprietary technology that enables them to produce new products or services or to deliver existing products or services at a significantly lower cost, the Group’s products and services could be rendered uneconomical or obsolete.

While some of the Group’s product range comprises products and services that are protected by proprietary knowledge or patents, some of its businesses use technology that is widely available. Accordingly, certain product segments of the Group’s business may be vulnerable to new competitors and may be adversely affected by increased price competition. Any of these developments could lead to a loss of customers and could adversely affect the Group’s results of operations.

The price volatility of some of the raw materials ICI uses could adversely affect its results of operations

ICI uses significant amounts of various chemicals and other materials as raw materials in manufacturing its products. Prices for some of these raw materials are volatile and are affected by cyclical movements in commodity prices, availability of such raw materials, demand for a variety of products which are produced using these raw materials, levels of price competition among local and global suppliers and general economic conditions. The Group’s diverse portfolio of value added products provides some ability to pass on higher input prices to its customers, but this ability is, to a large extent, dependent upon market conditions. There may be periods of time in which the Group is not able to recover increases in the cost of raw materials for some products due to weakness in demand for such products or the actions of its competitors. This may adversely affect the Group’s results of operations.

The occurrence of major operational problems could have an adverse effect on the Group’s results of operations and cash flow.

The Group’s revenues are dependent on the continued operation of its various manufacturing facilities. Operational risks include:

•	equipment and systems failures;

•	failure to comply with applicable regulations and standards and to maintain necessary permits and approvals;

•	raw material supply disruptions;

•	labour force shortages or work stoppages;
•	events impeding or increasing the cost of transporting products;

•	natural disasters; and

•	terrorist attacks.

While the Group maintains insurance at levels that it believes are typical for its industry, some of these operational risks and problems could result in uninsured losses or liabilities or in losses and liabilities in excess of its insurance coverage. The occurrence of major operational problems resulting from the above or other events may have an adverse effect on the results of operations of a particular manufacturing facility, or with respect to certain of these risks, the results of operations and cash flow of the Group as a whole.

ICI derives a significant percentage of its revenue in some of its businesses from sales to major customers, and if it is unable to retain these customers, its results of operations could be adversely affected.

While no single customer accounted for more than 10% of Group sales in 2003, sales to major customers in some of its businesses, particularly in the Paints and Quest businesses, are significant. ICI believes that the wide selling range and nature of the specialty products it supplies reduce the potential adverse consequences of the loss of business from any one customer for any one of its products or in any one of its businesses. Nevertheless, the loss of major customers, without replacement, could have an adverse effect on results of operations.

The Group’s reliance on key suppliers in some of its businesses could result in an adverse effect on results of operations.

Some of the Group’s business units rely on a small number of suppliers for their key raw materials. If any of these suppliers is unable to meet its obligations or increases its prices, the Group may not be able to find a replacement supplier that is able to provide such raw materials on similar terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Furthermore, any consolidation in the industries that supply the Group’s raw materials could further reduce the number of available suppliers. Any interruption of supply or price increases caused by these or other factors, which the Group is not able to mitigate by securing satisfactory replacement suppliers, could have an adverse effect on its results of operations.

ICI’s indebtedness and resulting leverage could reduce its operational and competitive flexibility, increase its vulnerability to adverse economic and industry conditions, increase its interest costs and adversely affect results of operations and cash flow.

ICI’s outstanding net indebtedness amounted to £1.33bn as of 31 December 2003. ICI’s indebtedness could affect the Group in adverse ways, in particular by requiring the Group to dedicate a significant portion of its operational cash flow to service payments on such indebtedness, and by limiting its ability to borrow additional funds or refinance existing indebtedness on attractive terms. Furthermore, its indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to fund future capital expenditures, research and development and other general corporate requirements and limit its flexibility to react to changes in its business and the industries in which the Group operates.

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RISK FACTORS (continued)
In addition, like many other companies, ICI is dependent on its ability to obtain short-term financing to fund a portion of its financing requirements. While ICI has access to £877m in committed and undrawn bank facilities as of 31 December 2003, limitations on ICI’s ability to access short-term financing could increase its interest costs and could adversely affect its results of operations and cash flow.

A decision by the rating agencies to downgrade ICI’s credit rating would reduce its funding options, increase its cost of borrowings and have an adverse impact on results of operations and cash flow.

A number of factors, some of which are not within the Group’s control, may, individually or in combination, affect the rating agencies’ view of the Group’s credit profile and lead them to place the Group on credit watch or downgrade its credit rating, including:

•	the absence of an upturn in global economic activity in 2004;

•	a significant deterioration in the Group’s trading position;

•	a significant deterioration in the economic environment in which the Group operates;

•	the incurrence of substantial costs arising from the Group’s contingent liabilities;

•	the inability of the Group to generate free cash flow by 2005; or

•	the occurrence of any of the events described in the other risk factors contained in this Annual Report and Accounts.

Although the Group is currently rated investment grade by the major US rating agencies, its ratings were lowered by Moody’s in 2003. Any further downgrade of the Group’s credit rating would reduce its funding options (including a loss of access to the major commercial paper and money markets), would significantly increase its cost of borrowings and would have an adverse effect on results of operations and cash flow.

Recently disposed businesses may expose ICI to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

In recent years, ICI has carried out a programme of strategic disposals, in the course of which it has given to other parties in those transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses that ICI exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

ICI’s original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a £100m loan facility. As part of an overall refinancing package for Ineos Chlor, ICI agreed on 31 July 2003 to make available new funding of £60m alongside £45m of new funding from the Ineos Group and £50m of Regional Selective Assistance (“RSA”) from the UK Government. The new funding from ICI comprises a £30m cash contribution and additional loan finance of £30m. The terms of the £100m loan having been restructured, loan repayments are due by the end of 2010.

As a consequence of this, the £65m claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business has been withdrawn.

In connection with the sale of the Group’s 50% interest in Teesside Gas Transportation Ltd and Teesside Power Ltd, the Group received counter guarantees from Enron Corp. for guarantees that it had given

(and which currently remain in place) for certain pipeline capacity and gas purchase contracts. While the two businesses for which ICI have provided these guarantees continue to operate normally, Enron Corp. has filed for Chapter 11 bankruptcy protection in the United States. As of 31 December 2003, the estimate of the Group’s maximum potential liability under these guarantees was £393m.

The extent to which ICI will be required in the future to incur costs under any of the indemnifications, warranties, guarantees or contracts discussed above or any similar contractual provision which the Group entered into in connection with its disposal programme, is not predictable and, if the Group should incur such costs, the costs could have an adverse effect on results of operations, cash flow and financial condition.

Risks associated with the Group’s international operations could adversely affect its results of operations.

ICI is an international business with operations located in over 50 countries and conducts business in many currencies. These operations are subject to the risks associated with international operations which include:

•	slowdown or recession in global, regional or national economic growth;

•	tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labour disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through some foreign legal systems.

Furthermore, some of ICI’s businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Finally, like all international businesses, ICI faces the risk of exposure when costs arise in a different currency than sales and the risk arising from the need to translate foreign currency denominated profits into pounds sterling, the Group’s reporting currency. Any of the risks discussed above could adversely affect its results of operations.

Economic, social and political conditions in developing economies could adversely affect the Group’s results of operations and future growth.

ICI has operations in many developing economies in Asia and Latin America, and its strategy includes continuing to expand its business in these regions. However, many developing economies have recent histories of economic, social and political instability brought about by a number of factors, including unexpected changes in local laws, regulations and standards, substantial depreciation and volatility in national currencies, the imposition of trade barriers, and wage and price controls. In particular, ICI’s businesses in Argentina and Brazil have been, and may continue to be, affected by recent economic conditions in those countries. Any of these factors could adversely affect ICI’s results of operations and future growth.

ICI’s exposure to consumer markets exposes it to legal risks, regulation and potential liabilities from product liability claims asserted by consumers which could have an adverse effect on results of operations and financial condition.

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shareholder information continued

A significant proportion of the Group’s products is sold directly or indirectly to end-user consumers, even if the Group does not itself provide these products directly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by relevant authorities and potential liabilities to consumers of these products, which may not be covered by the Group’s existing insurance coverage or may exceed its insurance coverage. Any of these factors could have an adverse effect on the Group’s results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits which, if successfully asserted against them, could have an adverse effect on its results of operations and financial condition.

Certain companies in the Group are defendants in various lawsuits. These lawsuits concern issues such as alleged product liability, contract disputes and property damage matters. For a more detailed discussion of these lawsuits, see note 39 to the consolidated financial statements.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with other former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of lawsuits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. Rulings adverse to Glidden or other defendants could lead to additional claims.

The successful assertion of claims made under these or other current or future lawsuits could have an adverse effect on the Group’s results of operations and financial condition.

Violations of environmental, health and safety and other laws, regulations and standards could restrict the Group’s operations, expose it to liability, increase its costs and have an adverse effect on its results of operations, cash flow and financial condition.

ICI is subject to a broad range of laws, regulations and standards in each of the jurisdictions where it operates, relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent.

In the ordinary course of business ICI is subject to inspections and monitoring by the appropriate enforcement authorities. ICI also requires relevant permits and approvals for its operations which require compliance with their terms and which may be subject to renewal, modification and, in some circumstances, revocation.

It is the Group’s policy to require that its subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances to the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities, damages, fines or other sanctions, increased costs of compliance as well as reputational damage. ICI is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

ICI has established provisions in respect of future environmental, health and safety liabilities that are not covered by enforceable indemnities from third parties, for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

ICI has given undertakings and guarantees relating to pension funds, including the solvency of the ICI UK Pension Fund, which could have an adverse effect on its results of operations and cash flow.

ICI provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and defined contribution schemes. These include the ICI UK Pension Fund, which is ICI’s largest defined benefit scheme and which, at 31 December 2003, had liabilities of approximately £6.8bn. This fund accounts for approximately 85% of ICI’s retirement benefit schemes by asset value and projected benefit terms and covers approximately 78,000 former and current employees in the UK. The Group currently has 35,030 employees worldwide. ICI has guaranteed the solvency of the ICI UK Pension Fund.

On 16 October 2003, ICI announced the completion of the triennial valuation of the ICI UK Pension Fund (“Fund”). The valuation concluded that as of 31 March 2003, the ICI UK Pension Fund had a deficit for funding purposes of £443m and a solvency ratio of 93%, compared with a deficit of £148m and a solvency ratio of 98% as of 31 March 2000.

ICI has agreed to make top-up contributions to the Fund of £62m per year for nine years from 2004, and to provide an asset-backed guarantee, via a wholly owned subsidiary specifically incorporated to provide the guarantee, for £250m to support its commitments to the Fund. Such asset backed guarantee will be secured by way of fixed and floating charge over the assets of the subsidiary. These arrangements replace the previous schedule of six annual top-up payments of £30m that was agreed in 2000.

At 31 December 2003, over 75% of the Fund’s assets were invested in fixed-income securities. The balance of the Fund’s assets were invested almost exclusively in equities.

Accordingly, ICI is exposed to the financial performance of its retirement benefit schemes and particularly to the financial performance of the ICI UK Pension Fund. In certain circumstances, ICI may be required to increase its top-up contributions to the ICI UK Pension Fund. This could have an adverse impact on the Group’s results of operations and cash flow.

118	ICI ANNUAL REPORT AND ACCOUNTS 2003

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Incorporation of the Company
Imperial Chemical Industries PLC was originally incorporated in the United Kingdom and registered in England, under the Companies Acts, 1908 to 1917 on 7 December 1926 as a limited company. It was re-registered under the Companies Acts, 1948 to 1980 as a public limited company on 30 June 1981.

Memorandum and Articles of Association
A summary of certain provisions of the Company’s Memorandum and Articles of Association was filed with the Company’s report to the United States Securities and Exchange Commission on Form 20-F for the year ended 31 December 2002.

Registered Office
20 Manchester Square London W1U 3AN
Telephone +44(0)20 7009 5000

Annual Report on Form 20-F 2004
The information in this report comprises the Annual Report and Accounts of the Company in accordance with United Kingdom requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the United States Securities and Exchange Commission (“SEC”) for the year ended 31 December 2003. Unless specifically otherwise indicated, this report has been prepared as at 11 February 2004, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2003 is filed with the SEC, certain information contained in this report may be updated or supplemented.

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shareholder information continued

Quarterly results
Unaudited trading results of the ICI Group for 2004 are expected to be announced as follows:

First quarter	29 April 2004
Half year	29 July 2004
Nine months	28 October 2004
Full year	10 February 2005

Dividend payments
A second interim dividend for the year 2003, which the Annual General Meeting will be asked to confirm, is payable on 16 April 2004 to Ordinary shareholders registered in the books of the Company on 5 March 2004. Dividends are normally paid as follows:

First interim:	Announced with the Half year results and paid in early October;
Second interim:	Announced with the Full year results and paid in mid- to late April.

Registrar and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Low-cost share dealing service
The Company has arranged a share dealing service through The Share Centre Limited, a member of the London Stock Exchange, under which existing and new shareholders may buy or sell ICI shares at an attractive commission rate. Further information may be obtained by contacting The Share Centre Limited:

The Share Centre Limited
PO Box 2000
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is regulated by the Financial Services Authority.

ADR Depositary
JPMorgan Chase Bank is Depositary for ICI’s American Depositary Receipts. Shareholder enquiries may be directed to:

JPMorgan Chase Bank
ADR Service Centre
PO Box 43013
Providence, RI 02940–3013
USA
Telephone: (781) 575 4328

Documents on display – Securities and Exchange Commission
ICI files annual, semi-annual and special reports and other information with the SEC. Any document that ICI files may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, USA. Please call the SEC at +1–800–732–0330 for further information or view reports filed since 4 November 2002 online at www.sec.gov.

The ADSs representing ICI’s Ordinary Shares are listed on the New York Stock Exchange and ICI’s Ordinary Shares are listed on the Official List of the Financial Services Authority and traded on the London Stock Exchange. Reports and other information about the Group that ICI has filed pursuant to the rules of the New York Stock Exchange, the Financial Services Authority and the London Stock Exchange may be consulted at those bodies.

A copy of each report filed within the preceding 12 months can also be inspected by any shareholder or ADR holder during normal business hours at the offices of the Company at 20 Manchester Square, London, W1U 3AN.

Exchange rates
The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

	Highest	Lowest	Average	At
	rate	rate	rate	31 Dec
	during	during	during
US$ to pound sterling (£) (1)	period	period	period
Year			(2) (3)	(2)

1999	1.68	1.55	1.62	1.62

2000	1.65	1.40	1.51	1.50

2001	1.50	1.37	1.44	1.45

2002	1.61	1.41	1.50	1.61

2003	1.78	1.55	1.64	1.78

2003

August	1.62	1.57

September	1.66	1.57

October	1.70	1.66

November	1.72	1.67

December	1.78	1.72

2004

January	1.85	1.79

February (as of 9 February)	1.86	1.82

The noon buying rate on 9 February 2004 was $1.86 = £1

(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D.C. or New York City.
(2)	The noon buying rate on such dates differed from the rates used in preparation of the Group’s financial statements as of such dates.
(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Ordinary Shares of Imperial Chemical Industries PLC on the London Stock Exchange and, as a result, will affect the market prices of ADSs on the New York Stock Exchange. Cash dividends, if any, will be paid by the Company in respect of Ordinary Shares in pounds sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such dividends.

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds sterling. Accordingly, fluctuations in the value of the pound sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses (see Operating and financial review, pages 22 and 23).

120	ICI ANNUAL REPORT AND ACCOUNTS 2003

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definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

ADR	American Depositary Receipt evidencing title to an ADS

ADS	American Depositary Share representing four underlying Ordinary Shares of Imperial Chemical Industries PLC

bn	billion – 1,000 million

Company	Imperial Chemical Industries PLC

Comparable performance	References to “comparable” performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses.
Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2003 and 2002 are translated at constant exchange rates, which equate to the annual average exchange rates for 2002 and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

Demerger	The Demerger of Zeneca Limited and its subsidiaries from the ICI Group

Depositary	JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the ADRs are issued

Directors	The Directors of Imperial Chemical Industries PLC

EBIT	Profit on ordinary activities before interest and taxation

Earnings before interest, tax,
depreciation and amortisation (EBITDA)	ICI defines EBITDA as operating profit before interest, tax, depreciation and goodwill amortisation.
ICI’s total depreciation before exceptional asset write-downs was £191m (2002 £196m; 2001 £209m).
Management believes EBITDA and related measures of cash flow serve as important financial indicators.
However, EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

Effective tax rate	Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before exceptional items and goodwill amortisation.

ESOP	Employee Share Ownership Plan

FRS	Financial Reporting Standard (UK)

ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiaries

Interest cover	Calculations of interest cover are based on the sum of ICI’s operating profit before exceptional items and goodwill amortisation and net associate company income (associate trading profit less associate interest) divided by ICI’s interest cost (excluding associate interest).

London Stock Exchange	London Stock Exchange plc

m	million

Ordinary Shares	Ordinary shares of £1 each in the capital of Imperial Chemical Industries PLC pound sterling, £,
pence or p	Refers to units of UK currency

SEC	The United States Securities and Exchange Commission

SFAS	Statement of Financial Accounting Standards (US)

Trading profit	ICI defines trading profit as operating profit before exceptional items and goodwill amortisation.

Trading margin	Trading margin is calculated as trading profit, expressed as a percentage of sales.

UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US dollar, dollar, US$ or $	Refers to units of US currency

USA or US or United States	United States of America

Zeneca	(a)
in relation to the period prior to the Demerger becoming effective, the pharmaceuticals, agricultural chemicals, seeds, specialty chemical and biological products businesses and companies transferred by the ICI Group to Zeneca Limited; and

(b) in relation to the period after the Demerger becoming effective, Zeneca Group PLC and its subsidiaries

Figures in parentheses in tables and financial statements are used to represent negative numbers.

ICI ANNUAL REPORT AND ACCOUNTS 2003	121

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definitions continued

Definitions used in computation of Group Financial Targets

Comparable sales (Group)	Group sales excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Trading margin (Group)	Group trading profit expressed as a percentage of sales.

Group earnings per Ordinary Share	Group profit after tax and minority interests (before exceptional items and goodwill amortisation)
divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’s employee share plans) during the period.

Return on average net assets (RONA)	Trading profit as a percentage of average net operating assets excluding goodwill.

Return on capital employed (ROCE)	Group trading profit after goodwill amortisation, before exceptional items, after restructuring amortisation and after tax divided by average (net operating assets + net operating exceptional items); expressed as a percentage.

Notes:
(i) Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

(ii) A tax charge is applied to the Group trading profit (before goodwill amortisation and after restructuring amortisation) using the Group’s effective tax rate for the year (2003: 29%, 2002:
29%). The Group’s effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before exceptional items and goodwill amortisation.

Net operating assets	Tangible fixed assets plus goodwill on acquisitions plus operating working capital.

(i) Goodwill on acquisitions relates to goodwill capitalised on the Group balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Speciality Chemical businesses) which has been charged directly to reserves.

Net operating exceptional items	For financial ratio calculation purposes only, this is defined as: Asset write downs arising on restructuring plus cash cost of restructuring before tax and after amortisation: for financial ratio purposes only, cash expenditure is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of expenditure.

Group cash flow before acquisitions	Group cash flow before use of liquid resources and financing and add back cash flow on acquisitions less cash loans to associates and other investments.

122	ICI ANNUAL REPORT AND ACCOUNTS 2003

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index

	(Notes)	Pages
Accounting
policies		52-53
standards	(1)	58
UK/US GAAP	(41)	103
Acquisitions	(28)	87
American Depositary Receipts		113-114
Annual General Meeting		37
Asset lives		52
Associates
accounting policy		53
principal associates	(14)	75
share of profits	(6)	18, 67
Audit Committee membership
Auditor (Independent Auditor)
remuneration	(38)	37, 100
report		50
Balance sheets		56
Board committees		34
Board of Directors		30-31
Borrowings, short-term	(18)	77
Business
description		9-17
reviews – 2003		26-29
Capital
expenditure	(27)	15, 87
commitments	(39)	101
expenditure by business	(4)	15, 62
expenditure and financial
investment (cash)	(27)	87
Capital gains tax, shareholders’		115
Cash and short-term borrowings(33)		90
Cash flow
commentary		20-21
group statement		57
inflow from operating	(25)	86
US GAAP	(41)	108
Chairman’s and the Chief
Executive’s statement		7-8
Charitable donations		37
Competition		15
Contingent liabilities	(39)	53, 101
Corporate governance		33-36
Counterparty credit risk		23
Creditors	(19)	77
Critical accounting policies		24
Currencies
accounting policy		52
Debt (net) – analysis	(32)	90
Debtors	(16)	76
Deferred taxation	(8, 21)	70, 80
Depreciation
accounting policy		52
by class of business	(4)	62
Directors’
biographies		30-31
long-term incentive plan		39, 42
remuneration	(2)	38-48, 59
report		37
responsibilities		49
	(Notes)	Pages
Directors’
retirement benefits		45
share options		43-44
shareholdings		46
Disposals	(30)	53, 88
Dividends
paid, payable	(9)	70
payment dates	(9)	70
Earnings per Ordinary Share	(10)	71
Employee share ownership
plan accounting policy		53
Employees
numbers and costs	(35)	92
pensions	(36)	93
policies		37
Environment
accounting policy		53
commentary		16
contingencies	(39)	101
creditors	(19)	77
provisions	(21)	80
Exceptional items	(3)	60
Executive management team		32
Financial
highlights		3
objectives		9
review		18-24
selected data		4-6
Financial derivatives
accounting policy		52-53
hedging	(20, 37)	21, 22,
		78, 96
Financial risk management	(37)	21, 96
Financing	(31)	89
Fixed assets
intangible	(11)	72
tangible	(12)	73
Going concern		37
Goodwill
accounting policy		53
reserves, charge to	(24)	85
Government regulations		16-17
Intellectual property		15
Interest payable (net)	(7)	67
Internal control
corporate governance		35
Investments
current assets	(17)	77
participating, other	(14)	75
short-term deposits	(17)	77
subsidiaries	(13)	74
Leases	(34)	91
Liquid resources	(29)	87
Loans	(20)	78
Markets and distribution		14
National Starch business		11, 12, 26
Notes to accounts		58-111
Operating and financial review
financial review		18-24
US GAAP		25
business review – 2003		26-29
	(Notes)	Pages
Operating assets (net)
by class of business	(4)	64
by geographic area	(4)	65
Operating costs	(5)	66
Operating profit (loss)	(5)	66
Paints business		13, 14, 28
Payment to suppliers		37
Pension costs
accounting policy		52
charge/provision	(36)	93
Performance Specialties business		13, 27
Political donations		37
Post-retirement benefits	(36)	93
Profit and loss account		54-55
Profit
by class of business	(4)	62
by geographic area	(4)	63
Provisions for liabilities
and charges	(21)	80
Quest business		12, 13, 27
Raw materials		14
Recognised gains and losses		54
Regional and Industrial		14, 29
Registrar		120
Related party transactions	(40)	102
Remuneration Committee
membership		34, 47
report		38-48
Research and development	(5)	15, 52, 66
Reserves	(24)	85
Restructuring	(22)	81
Returns on investments	(26)	87
Safety, health, environment		16-17
Seasonality		14
Share capital	(23)	83
Shareholders’ funds		21, 57
Shareholders’ information		114
Shareholdings – analysis		114
Share options	(23)	83-84
Share premium account	(24)	85
Stocks
accounting policy		53
analysis	(15)	76
Subsidiaries
investment	(13)	74
principal undertakings		112
Substantial interests		114
Taxation
accounting policy		53
analysis	(8)	68
commentary		19
Treasury policies		21
Turnover
accounting policy		52
by class of business	(4)	62
by geographic area	(4)	63
by customer location	(4)	65
US GAAP	(41)	103

ICI ANNUAL REPORT AND ACCOUNTS 2003	123

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Auditor:
KPMG Audit Plc,
8 Salisbury Square,
London EC4Y 8BB

Registered Office:
20 Manchester Square,
London W1U 3AN
Telephone: +44(0)20 7009 5000

DESIGN: www.corporateedge.com
PRINTED IN ENGLAND: St Ives Westerham Press

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